Exhibit 99.1

ELBIT IMAGING LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010

ELBIT IMAGING LTD.
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Elbit Imaging Ltd.
Tel-Aviv, Israel

We have audited the accompanying consolidated balance sheets of Elbit Imaging Ltd. and its subsidiaries (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of income, statements of comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2010.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain subsidiaries, whose revenues included in consolidation constitute 8% of total consolidated revenues for the year ended December 31, 2008.  We also did not audit the financial statements of an associate accounted for by the equity method, the Company’s investments in which as of December 31, 2010 and 2009 amounted to NIS 21 million and NIS 26.5 million, respectively, and the Company's share in its losses amounted to NIS 4 million, NIS 4.9 million and NIS 3.0 million for each of the three years in the period ended December 31, 2010, respectively.  The financial statements of those subsidiaries and associate were audited by other auditors, and our opinion, insofar as it relates to the amounts relating to those subsidiaries and associate, is based on the reports of the other auditors on consolidated financial statements which include those subsidiaries, and on the reports of the other auditors on the financial statements of the associate, which were furnished to us.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation.  We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Elbit Imaging Ltd. and its subsidiaries as of December 31, 2010 and 2009, and the consolidated results of their operations, other comprehensive income, and their cash flows for each of the three years in the period ended December 31, 2010, in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

As discussed in Note 23B, claims have been filed against Group companies for some of which petitions have been applied to certify as class actions suits.

/s/ Brightman Almagor Zohar & Co.

Brightman Almagor Zohar & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu

Tel-Aviv, Israel
April 14, 2011

ELBIT IMAGING LTD.
CONSOLIDATED BALANCE SHEETS

		December 31
		2010	2009	2010
				Convenience
				translation (note 2D)
	Note	(in thousand NIS)		US$'000

Current Assets
Cash and cash equivalents		1,040,797	1,508,301	293,265
Short-term deposits and investments	(4)	835,730	563,719	235,483
Trade accounts receivables	(5)	55,084	45,049	15,521
Other receivables	(6)	108,940	119,890	30,696
Prepayments and other assets	(7)	295,305	335,206	83,208
Inventories		44,643	45,494	12,579
Trading property	(8)	4,192,241	4,157,610	1,181,246
		6,572,740	6,775,269	1,851,998
Assets related to discontinued operation	(29)	-	2,250	-
		6,572,740	6,777,519	1,851,998

Non-Current Assets
Deposits, loans and other long-term balances	(9)	645,842	625,695	181,978
Investments in associates	(10)	25,127	41,597	7,080
Property, plant and equipment	(12)	1,157,206	(*)1,787,720	326,065
Investment property	(13)	2,232,322	(**)99,881	629,000
Other assets and deferred expenses	(14)	21,160	(*)22,291	5,960
Intangible assets	(15)	48,316	53,486	13,615
		4,129,973	2,630,670	1,163,698

		10,702,713	9,408,189	3,015,696

(*)	Retrospective application of accounting policy for classification of leases of land (see note 2AG).
(**)	Change in accounting policy of measurement of investment property (see note 2O).

The accompanying notes to the financial statements constitute an integral part thereof.

ELBIT IMAGING LTD.
CONSOLIDATED BALANCE SHEETS

		December 31
		2010	2009	2010
				Convenience
				translation (note 2D)
	Note	(in thousand NIS)		US$'000

Current Liabilities
Short-term credits	(16)	2,446,546	2,218,964	689,362
Suppliers and service providers		109,426	199,566	30,833
Payables and other credit balances	(17)	196,445	201,450	55,352
Other liabilities	(18)	126,590	117,965	35,669
		2,879,007	2,737,945	811,216
Liabilities related to discontinued operation	(29)	12,615	18,630	3,555
		2,891,622	2,756,575	814,771

Non-Current Liabilities
Borrowings	(19)	5,524,260	(*)4,347,333	1,556,568
Other financial liabilities	(20)	75,532	96,686	21,283
Other liabilities	(21)	14,005	17,450	3,946
Deferred taxes	(22)	19,773	(**)41,974	5,571
		5,633,570	4,503,443	1,587,368

Commitments, Contingencies, Liens and Collaterals	(23)

Shareholders' Equity	(24)
Share capital and share premium		882,625	873,307	248,697
Reserves		(448,696)	(221,672)	(126,428)
Retained earnings		495,332	(*/**)433,334	139,569
Treasury stock		(168,521)	(138,519)	(47,484)
Attributable to equity holders of the Company		760,740	946,450	214,354
Non Controlling interest		1,416,781	(**)1,201,721	399,203
		2,177,521	2,148,171	613,557

		10,702,713	9,408,189	3,015,696

(*)	Retrospective application of accounting policy for classification of leases of land (see note 2AG).
(**)	Change in accounting policy of measurement of investment property (see note 2O).

Doron Moshe Chief Financial Officer	Dudi Machluf Co-CEO	Ran Shtarkman Co-CEO

Approved by the Board of Directors on: April 14, 2011

The accompanying notes to the financial statements constitute an integral part thereof.

ELBIT IMAGING LTD.
CONSOLIDATED STATEMENTS OF INCOME

		December 31
		2010	2009	2008	2010
					Convenience
					translation (note 2D)
	Note	(in thousand NIS)			US$'000
		(Except for per-share data)
Revenues and gains
Gain from bargain purchase		397,082	-	-	111,886
Gain from sale of real estate assets		198,777	-	-	56,009
Gain from changes of shareholding in subsidiaries	(26C)	-	31,106	49,122	-
Commercial centers	(26A)	102,895	85,466	524,163	28,993
Gain from fair value adjustment of investment property		40,226	(**)3,423	-	11,334
Investment property rental income		122,462	-	-	34,506
Hotels operations and management	(26B)	403,822	396,736	384,220	113,785
Sale of medical systems		33,631	61,683	38,076	9,476
Sale of fashion merchandise and other		174,817	118,386	102,736	49,258
		1,473,712	696,800	1,098,317	415,247

Expenses and losses
Commercial centers	(26D)	156,745	169,253	(**)431,667	44,166
Investment property expenses	(26E)	50,571	-	-	14,249
Hotels operations and management	(26F)	341,291	353,229	(*)355,049	96,165
Cost and expenses of medical systems operation	(26G)	63,973	67,403	55,469	18,026
Cost of fashion merchandise and other	(26H)	197,574	134,142	118,040	55,670
Research and development expenses	(26I)	58,514	73,959	68,759	16,488
General and administrative expenses	(26J)	65,292	66,153	54,944	18,397
Share in losses of associates, net		8,275	14,039	12,952	2,332
Financial expenses	(26K)	364,030	283,546	296,527	102,061
Financial income	(26L)	(40,927)	(92,725)	(135,278)	(11,532)
Change in fair value of financial instruments measured at fair value through profit and loss	(26M & 2AG(1)e)	49,666	70,702	(225,244)	14,506
Impairments, charges and other expenses, net	(26N)	84,664	260,225	68,797	23,855
		1,399,668	1,399,926	1,101,682	394,383

Profit (loss) before income taxes		74,044	(703,126)	(3,365)	20,864
Income taxes (tax benefit)	(22)	4,920	(35,571)	24,736	1,388

Profit (loss) from continuing operations		69,124	(667,555)	(28,101)	19,476
Profit from discontinued operation, net	(29)	4,401	16,550	4,934	1,240

Profit (loss) for the year		73,525	(651,005)	(23,167)	20,716

Attributable to:
Equity holders of the Company		61,998	(530,942)	(103,170)	17,469
Non-controlling interest		11,527	(120,063)	80,003	3,247
		73,525	(651,005)	(23,167)	20,716

Earnings per share - (in NIS)	(26O)
Basic earnings per share:
From continuing operation		2.28	(21.51)	(4.25)	0.64
From discontinued operation		0.17	0.65	0.19	0.05
		2.45	(20.86)	(4.05)	0.69
Diluted earnings per share:
From continuing operation		1.96	(21.53)	(4.30)	0.55
From discontinued operation		0.17	0.65	0.19	0.05
		2.13	(20.88)	(4.11)	0.60

(*)	Retrospective application of accounting policy for classification of leases of land (see note 2AG).
(**)	Change in accounting policy of measurement of investment property (see note 2O).

The accompanying notes to the financial statements constitute an integral part thereof.

ELBIT IMAGING LTD.
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	December 31
	2010	2009	2008	2010
				Convenience
				translation (note 2D)
	(in thousand NIS)			US$'000

Profit (loss) for the period	73,525	(651,005)	(23,167)	20,716

Exchange differences arising from translation of foreign operations	(391,583)	92,319	(458,216)	(110,336)
Exchange differences attributable to realization of foreign operations	(34,291)	-	-	(9,662)
Gain (loss) from cash flow hedge	37,441	(1,752)	(53,703)	10,550
Gain (loss) from available for sale investments	(864)	9,383	(5,929)	(244)
Income taxes( tax benefits) (see note 22)	24,093	(3,028)	8,645	6,789
	(365,204)	96,922	(509,203)	(102,903)

Comprehensive income (loss)	(291,679)	(554,083)	(532,370)	(82,187)

Attributable to:
Equity holders of the Company	(128,992)	(464,132)	(507,262)	(36,345)
Non-controlling interest	(162,687)	(89,951)	(24,908)	(45,842)
	(291,679)	(554,083)	(532,370)	(82,187)

The accompanying notes to the financial statements constitute an integral part thereof.

ELBIT IMAGING LTD.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (CONT.)

	Attributable to the shareholders of the Company
	Share capital	Share premium	Hedging and available for sale reserves	Stock-based compensation reserve	Foreign currency translation reserve	Retained earnings	Gross amount	Treasury stock	Loans to employees to acquire Company shares	Attributable to share-holders of the company	Non Controlling interest	Total shareholders' equity
	(In thousand NIS)
Balance - January 1, 2008	38,032	815,275	12,848	32,909	45,872	1,232,399	2,177,335	(138,519)	(3,378)	2,035,438	1,193,564	3,229,002
Effect of change in accounting policy of measurement of investment property	-	-	-	-	-	6,712	6,712	-	-	6,712	5,455	12,167
Effect of change in accounting policy for classification of lease of land	-	-	-	-	-	(3,602)	(3,602)	-	-	(3,602)	-	(3,602)
As restarted	38,032	815,275	12,848	32,909	45,872	1,235,509	2,180,445	(138,519)	(3,378)	2,038,548	1,199,019	3,237,567
Profit (loss) for the year	-	-	-	-	-	(103,169)	(103,169)			(103,169)	80,003	(23,166)
Other Comprehensive income(loss)	-	-	(54,051)	-	(350,242)	-	(404,293)	-	-	(404,293)	(104,911)	(509,204)
Investments of the minority in a subsidiary	-	-	-	-	-	-	-	-	-	-	5,860	5,860
Purchase of minority interest	-	-	-	-	-	-	-	-	-	-	(68,468)	(68,468)
Dividend paid	-	-	-	-	-	(168,064)	(168,064)	-	-	(168,064)	-	(168,064)
Dividend paid to the minority by a subsidiary	-	-	-	-	-	-	-	-	-	-	(97,775)	(97,775)
Repayment of loans as a result of the realization by employees of rights to shares	-		-	-	-	-	-	-	3,394	3,394		3,394
Employees share premium	-	16	-	-	-	-	16	-	(16)	-		-
Stock-based compensation expenses	-	-	-	10,931	-	-	10,931	-	-	10,931	56,168	67,099
Balance - December 31, 2008	38,032	815,291	(41,203)	43,840	(304,370)	964,276	1,515,866	(138,519)	-	1,377,347	1,069,896	2,447,243

The accompanying notes to the financial statements constitute an integral part thereof.

ELBIT IMAGING LTD.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (CONT.)

	Attributable to the shareholders of the Company
	Share capital	Share premium	Hedging and available for sale reserves	Stock-based compensation reserve	Foreign currency translation reserve	Retained earnings	Gross amount	Treasury stock	Loans to employees to acquire Company shares	Attributable to share-holders of the company	Non Controlling interest	Total shareholders' equity
	(In thousand NIS)

Balance - January 1, 2009	38,032	815,291	(41,203)	43,840	(304,369)	964,276	1,515,867	(138,519)	-	1,377,348	1,069,896	2,447,244
Profit (loss) for the year	-	-	-	-	-	(530,942)	(530,942)	-	-	(530,942)	(120,063)	(651,005)
Other Comprehensive income(loss)	-	-	4,745	-	62,065	-	66,810	-	-	66,810	30,112	96,922
Stock-based compensation expenses	-	-	-	13,957	-	-	13,957	-	-	13,957	36,622	50,579
Initially consolidated subsidiary	-	-	-	-	-	-	-	-	-	-	5,993	5,993
Issuance of shares to the non-controlling interest by a subsidiary	-	-	-	-	-	-	-	-	-	-	71,940	71,940
Exercise of shares by employees	6	701	-	(707)	-	-	-	-	-	-	-	-
Equity component of convertible debentures		19,277					19,277			19,277		19,277
Purchase of the non-controlling interest											107,221	107,221
Balance - December 31, 2009	38,038	835,269	(36,458)	57,090	(242,304)	433,334	1,084,969	(138,519)	-	946,450	1,201,721	2,148,171

The accompanying notes to the financial statements constitute an integral part thereof.

ELBIT IMAGING LTD.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (CONT.)

	Attributable to the shareholders of the Company
	Share capital	Share premium	Hedging and available for sale reserves	Stock-based compensation reserve	Foreign currency translation reserve	Retained earnings	Gross amount	Treasury stock	Loans to employees to acquire Company shares	Attributable to share-holders of the company	Non Controlling interest	Total shareholders' equity
	(In thousand NIS)
Balance - January 1, 2010	38,038	835,269	(36,458)	57,090	(242,304)	433,334	1,084,969	(138,519)	-	946,450	1,201,721	2,148,171
Profit for the year	-	-	-	-	-	61,998	61,998	-	-	61,998	11,527	73,525
Other Comprehensive income(loss)	-	-	38,699	-	(229,689)	-	(190,990)	-	-	(190,990)	(174,214)	(365,204)
Purchase of Company's shares by a subsidiary	-	-	-	-	-	-	-	(30,002)	-	(30,002)	-	(30,002)
Issuance of shares to non controlling interest of subsidiary	-	-	(36,145)	-	-	-	(36,145)	-	-	(36,145)	22,431	(13,714)
Purchase by non controlling interest	-	-	-	-	-	-	-	-	-	-	149,093	149,093
Initially consolidated subsidiary	-	-	-	-	-	-	-	-	-	-	182,843	182,843
Exercise of shares by employees	13	2,473	-	(2,486)	-	-	-	-	-	-	-	-
Employee stocks expired	-	6,832	-	(6,832)	-	-	-	-	-	-	-	-
Stock-based compensation expenses	-	-	-	9,429	-	-	9,429	-	-	9,429	23,380	32,809
Balance - December 31, 2010	38,051	844,574	(33,904)	57,201	(471,993)	495,332	929,261	(168,521)	-	760,740	1,416,781	2,177,521

	Convenience translation into US$'000 (note 2D)

Balance - January 1, 2010	10,718	235,353	(10,272)	16,086	(68,274)	122,100	305,711	(39,030)	-	266,681	338,608	605,289
Profit for the year	-	-	-	-	-	17,469	17,469	-	-	17,469	3,246	20,715
Comprehensive income (loss)	-	-	10,905	-	(64,719)	-	(53,814)	-	-	(53,814)	(49,090)	(102,904)
Purchase of Company's shares by a subsidiary	-	-	-	-	-	-	-	(8,454)	-	(8,454)	-	(8,454)
Issuance of shares to non controlling interest of subsidiary	-	-	(10,185)	-	-	-	(10,185)	-	-	(10,185)	6,321	(3,864)
Purchase by non controlling interest	-	-	-	-	-	-	-	-	-	-	42,010	42,010
Initially consolidated subsidiary	-	-	-	-	-	-	-	-	-	-	51,520	51,520
Exercise of shares by employees	4	697	-	(701)	-	-	-	-	-	-	-	-
Employee stocks expired	-	1,925	-	(1,925)	-	-	-	-	-	-	-	-
Stock-based compensation expenses	-	-	-	2,658	-	-	2,658	-	-	2,658	6,587	9,245
Balance - December 31, 2010	10,722	237,975	(9,552)	16,118	(132,993)	139,569	261,839	(47,484)	-	214,355	399,202	613,557

The accompanying notes to the financial statements constitute an integral part thereof.

ELBIT IMAGING LTD.
CONSOLIDATED STATEMENT OF CASH FLOWS

	December 31
	2010	2009	2008	2010
				Convenience
				translation (note 2D)
	(in thousand NIS)			US$'000
CASH FLOWS FROM OPERATING ACTIVITIES
Profit(loss) for the year	73,525	(**)(651,005)	(*)/(**)(23,167)	20,717
Income tax expenses (tax benefit) recognized in profit and loss	4,920	(35,571)	24,736	1,386
Finance expenses (income) recognized in profit and loss	372,769	261,523	(63,995)	105,035
Income tax paid in cash	(161)	(3,698)	(2,433)	(45)
Discontinued operation	(4,403)	(16,551)	(4,935)	(1,241)
Depreciation and amortization (including impairment)	117,539	317,871	128,073	33,119
Investment in initially – consolidates subsidiaries (Appendix B)	-	(23,127)	-	-
Gain from fair value adjustment of investment property	(40,226)	-	-	(11,334)
Gain from bargain purchase	(397,082)	-	-	(111,886)
Loss (profit) from realization of investments in subsidiaries (Appendix C)	(198,777)	150	-	(56,009)
Share in losses of associates, net	8,277	14,039	12,952	2,332
Loss (profit) from realization of assets and liabilities	(5,528)	(681)	3,335	(1,558)
Stock based compensation expenses	32,734	36,719	52,566	9,223
Profit from change of shareholding in subsidiaries	-	(31,106)	(49,122)	-
Other	12,416	(413)	1,526	3,498
Trade accounts receivables	3,447	(9,123)	1,383,334	971
Receivables and other debit balances	61,901	66,721	(124,985)	17,442
Long-term receivables	609	(672)	(3,403)	172
Inventories	(2,400)	(7,298)	(9,608)	(676)
Trading property and payment on account				-
of trading property	(349,714)	(612,088)	(968,256)	(98,539)
Suppliers and service providers	(34,149)	(16,608)	52,754	(9,622)
Payables and other credit balances	9,716	(**)(56,738)	(**)(194,791)	2,738
Net cash provided by (used in) continuing operations	(334,587)	(767,656)	214,581	(94,277)
Net cash provided by discontinued operating activities	-	13,325	6,075	-
Net cash provided by (used in) operating activities	(334,587)	(754,331)	220,656	(94,277)

(*)	Retrospective application of accounting policy for classification of leases of land (see note 2AG).
(**)	Change in accounting policy of measurement of investment property (see note 2O).

The accompanying notes to the financial statements constitute an integral part thereof.

ELBIT IMAGING LTD.
CONSOLIDATED STATEMENT OF CASH FLOWS

	December 31
	2010	2009	2008	2010
				Convenience
				translation (note 2D)
	(in thousand NIS)			US$'000
CASH FLOWS FROM INVESTING ACTIVITIES
Investment in initially-consolidated subsidiaries (Appendix D and E)	(140,206)	(1,252)	-	(39,506)
Purchase of property plant and equipment, investment property and other assets	(86,627)	(106,533)	(534,805)	(24,409)
Proceeds from realization of property plant and equipment, investments and loans	31,282	2,785	25,126	8,814
Proceeds from realization of investments in subsidiaries (Appendix C)	(21,349)	1,260	-	(6,015)
Investments in associates and other companies	(2,591)	(5,600)	(3,033)	(730)
Proceed from realization of long-term deposits and long-term loans	119,489	110,766	-	33,668
Investment in long-term deposits and long-term loans	(28,137)	(11,214)	(588,083)	(7,928)
Interest received in cash	57,250	91,223	133,748	16,131
Investments in debt security	(39,206)	-	-	(11,047)
Proceeds from repayment of debt security	47,207	-	-	13,301
Proceed from sell of available for sale marketable securities	50,576	20,822	-	14,251
Purchase of available for sale marketable securities	(108,692)	(45,351)	(52,958)	(30,626)
Short-term deposits and marketable securities, net	(182,942)	42,281	236,427	(51,547)
Net cash provided by (used in) investing activities	(303,946)	99,187	(783,578)	(85,643)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	-	-	(168,064)	-
Dividend paid to non-controlling interest	-	-	(97,770)	-
Purchase of treasury stock	(30,002)	-	-	(8,454)
Interest paid in cash	(372,475)	(319,919)	(333,277)	(104,952)
Proceeds from long-term borrowings	1,606,746	709,286	1,063,991	452,732
Repayment of long-term borrowings	(1,209,449)	(341,672)	(29,073)	(340,786)
Proceeds from repayments of loans as a result of realization by employees of rights to shares	-	-	3,394	-
Proceeds from selling derivatives	45,834	71,706	-	12,915
Proceeds from transactions with non-controlling interests, net(***)	121,218	116,148	(41,468)	34,155
Proceed from short-term credit	275,218	272,045	526,739	77,548
Repayment of short-term credit	(131,160)	(82,539)	(1,028)	(36,955)
Net cash provided by financing activities	305,930	425,055	923,444	86,203

Increase (decrease) in cash and cash equivalents	(332,603)	(230,089)	360,522	(93,717)
Cash and cash equivalents at the beginning of the year	1,508,301	1,690,433	1,416,710	424,993
Net effect on cash due to currency exchange rates changes	(134,901)	47,957	(86,799)	(38,011)

Cash and cash equivalents at the end of the year	1,040,797	1,508,301	1,690,433	293,265

(***)	Retrospective application of IAS 27.

The accompanying notes to the financial statements constitute an integral part thereof.

ELBIT IMAGING LTD.
CONSOLIDATED STATEMENT OF CASH FLOWS

	December 31
	2010	2009	2008	2010
				Convenience
				translation (note 2D)
	(in thousand NIS)			US$'000
Appendix A -
Non-cash transactions

Repayment of long-term loans in connection with realization of investment property by a receiver	122,338	-	-	34,471
Acquisition of property plant and equipment, investment property and other assets by credit	8,539	7,334	2,814	2,406
Settlement of convertible debentures in a subsidiary into share capital, by the minority	-	76,052	-	-

Appendix B -
Initially consolidated subsidiaries

Trading property	-	150,764		-
Working capital (excluding cash), net	-	19,010	-	-
Investment in associate	-	2,453	-	-
Short term loan	-	(132,337)	-	-
Long term liabilities	-	(10,770)	-	-
Minority interest	-	(5,993)	-	-
	-	23,127	-	-

Appendix C -
Proceeds from realization of investments in subsidiaries

Working capital (excluding cash), net	90,387	204		25,468
Investment property	-	1,206	-	-
Property, plant equipment and other assets	(456,102)	-	-	(128,516)
Long term receivable	104,205	-	-	29,362
Long term liabilities	470,628	-	-	132,609
Foreign currency transaction	11,008	-		3,101
Profit (Loss)from realization of subsidiaries	(198,777)	(150)	-	(56,009)
	(21,349)	1,260	-	(6,015)

Appendix D –
Initially consolidated subsidiaries

Working capital (excluding cash), net	(1,539)	-	-	(434)
Prepayment lease rights	-	1,253	-	-
Property plant and equipment	77,223	517	-	21,759
Long term liabilities	(70,420)	-	-	(19,842)
Share Capital	(91)	-	-	(26)
Non-controlling interest	-	(518)	-	-
	5,173	1,252		1,458

Appendix E -
Initially proportionately consolidated subsidiaries

Working capital:
Short term loans	(578,632)	-	-	(163,041)
Other	17,243	-	-	4,858
Long-term deposits	5,321	-	-	1,499
Property, plant equipment and other assets	3,098	-	-	873
Investment property	2,420,273	-	-	681,961
Long term liabilities	(1,152,345)	-	-	(324,696)
Non-controlling interest	(182,843)	-	-	(51,520)
Gain from bargain purchase	(397,082)	-	-	(111,886)
	135,033	-	-	38,048

The accompanying notes to the financial statements constitute an integral part thereof.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -	GENERAL

A.
Elbit Imaging Ltd. ("the Company") was incorporated in Israel. The Company's registered office is at 2 Weitzman Street Tel Aviv, Israel.  The Company's shares are registered for trade on the Tel Aviv Stock Exchange and in the United States on the NASDAQ Global Select Market..

B.	The Group engages, directly and through its investee companies, in Israel and abroad, mainly in the following areas:

•
Commercial and entertainment centers - initiation, construction, and sale of  shopping and entertainment centers and other mixed-use  property projects, predominantly  in the retail sector, located in central and eastern Europe and in India. In certain circumstances and depending on market conditions, the Group operates and manages commercial and entertainment centers prior to their sale.

•	U.S Real property – Investment in commercial real property in the United States. For additional information with respect to these operations which commenced in June 2010, see Note 3.

•	Hotels - hotels operation and management, primarily in major European cities. For the sale of the Group’s hotels in London, see note 12C.

•
Medical industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine.

•
Residential projects - initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India and in Eastern Europe.

•	Fashion apparel – distribution and marketing of fashion apparel and accessories in Israel.

•
Other activities - (i) venture-capital investments; (ii) investments in hospitals and farm and dairy plants in India. Due to recent conditions of the global economy, the Company currently decided to suspend its investment activities in hospitals and farm and dairy plants in India, until the economy will be recovered sufficiently to resume such activities.

C.	Definitions

Group	-	The Company and its Investees.

Investees	-	Subsidiaries, joint ventures and associates.

PC	-	Plaza Centers N.V. Group, a material subsidiary (62%) operating in the field of commercial and entertainment centers.

EPN	-	EPN GP, LLC, a jointly venture (43%), the Group's U.S. real estate investment fund.

EDT	-	EDT Retail Trust (formerly known as Macquarie DDR Trust), a material subsidiary of EPN (47.8%) operating in commercial real property in the USA

Parent Company	-	Europe Israel (M.M.S.) Ltd. ("EIL").

Europe Israel Group	-	Europe Israel (M.M.S.) Ltd and its investee companies.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -	GENERAL (CONT.)

C.	Definitions (cont.)

Control Centers	-	Control Centers Ltd. - the controlling shareholder of EIL ("CC").

Control Centers Group	-	Control Centers and its investee companies.

Ultimate controlling party	-	The controlling shareholder of Control Centers, Mr. Mordechay Zisser, who through December 31, 2010 served as the Company's Executive President and as director.

Related parties	-	As defined in International Accounting Standard ("IAS") no. 24.

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES

A.	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRSs") as issued by the International Accounting Standards Board ("IASB").

B.	Basis for preparation

The consolidated financial statements have been prepared on the historical cost basis except for (i) certain property, plant and equipment which were measured at the transition date to IFRSs (January 1, 2006) at "deemed cost"; (ii) financial instruments which are measured at fair value; (iii) certain trading property measured at net realizable value (see note 2AF.(1)a.); (iv) certain property, plant and equipment measured at revocable amount (see note 2AF.(1)a.) and (v) investment property measured at fair value (see note 2AF (1)g.); . The principal accounting policies are set out below.

C.	Presentation of the income statements

The Group operations are characterized by diverse activities. Accordingly, management believes that its income statements should be presented in the “Single - step form”. According to this form, all costs and expenses (including general and administrative and financial expenses) should be considered as continuously contributing to the generation of the overall revenues and gains. Management also believes that its operating expenses should be classified by function to: (i) those directly related to each revenue (including general and administrative expenses and selling and marketing expenses relating directly to each operation); and (ii) overhead expenses which serve the business as a whole and are to be determined as general and administrative expenses.

D.	Convenience translation

The balance sheet as of December 31, 2010 and statement of income, statement of other comprehensive income, statement of changes in shareholders' equity and statement of cash flows for the year then ended have been translated into U.S. dollar using the representative exchange rate as of that date (U.S.$1.0 = NIS 3.549). Such translation was made solely for the convenience of the U.S. readers. The dollar amounts so presented in these financial statements should not be construed as representing amounts receivable or payable in dollars or convertible into dollars but only a convenience translation of reported NIS amounts into U.S. dollars, unless otherwise indicated. The convenience translation supplementary financial data is unaudited and is not presented in accordance with IFRSs.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

E.	Operating cycle

The Group's operating cycle in respect of operations relating to the construction of real estate projects designated for sale, which are classified as trading property is up to eight years Accordingly, assets and liabilities (including specific borrowings) directly related to the trading property operations are classified as current assets and liabilities. For other Group's operations it is assumed that the operating cycle is twelve months.

F.	Basis for consolidation

(i)
The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company ("Subsidiaries"). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The results of subsidiaries acquired or disposed of during the reporting periods are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as the case may be. Where necessary, adjustments are made to the financial statements of subsidiaries to adjust their accounting policies with those of the Company. Material intra-group transactions, balances, income and expenses are fully eliminated on consolidation.

Losses attributable to non-controlling interest in excess of its share in the subsidiary’s equity are charged commencing January 1, 2010 to non-controlling interest in any case, while ignoring its obligations and ability to make additional investments in the subsidiary. Through December 31, 2009, losses attributable to non-controlling interest were allocated against the interests of the Group except to the extent that the non-controlling interest had a binding obligation (including by a way of loans to the subsidiary) and the non-controlling interest was capable of investing additional amounts to cover the losses of the subsidiary.

(ii)
Business combination -  goodwill is measured as the fair value of the consideration transferred (including the fair value of any previously-held equity interest in the acquiree) and the recognized amount of any non-controlling interest in the acquiree, less the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed, all measured of the acquisition date. When the excess is negative, a bargain purchase gain is recognized immediately in profit or loss.

Non-controlling interests are measured on a transaction-by-transaction basis at fair value or at their proportionate share of the recognized amount of the identifiable net assets of the acquiree (at fair value), at the acquisition date.

Transaction costs, other than those associated with the issue of debt or equity securities, that incur in connection with a business combination are expensed as incurred.

(iii)
Commencing January 1, 2010, transactions with non-controlling interest shareholders, in the context of which the Company retains control before and after the transaction, are treated as capital transactions.

Through December 31, 2009 the accounting treatment was as follows: (i) In cases whereby the Group acquired the non-controlling interest, the difference between the cost of acquisition and the non-controlling interest's book value acquired was recognized as goodwill. A negative difference was recognized as an income in the income statement; (ii) When the Group's interest in a subsidiary was reduced, without loss of control (either by sale or by issuance of shares by the subsidiary) the differences between the consideration received and the book value of the Group's investment sold was recognized in the income statements.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

F.	Basis for consolidation (cont.)

(iv)
Transactions in which the Group attained control through step acquisitions of an entity which do not meet the definition of a business combination, are accounted for based on the cost of the asset acquired at each step.

G.	Interest in joint ventures

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity that is subject to joint control; that is when the strategic financial and operating policy and decisions relating to the activities of the joint venture require the unanimous of the parties sharing control.

Jointly controlled entities are accounted for using the proportionate consolidation method using line by line basis. The financial statements of jointly controlled entities are included in the consolidated financial statements from the date that joint control commences through the date it ceases. Where necessary, adjustments are made to the financial statements of jointly controlled entities to adjust their accounting policies with those of the Company.

Material intra-group transactions, balances, income and expenses are eliminated in consolidation to the extent of the Group's interest in each joint venture.

H.	Investments in associates

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policies of the associate, but is not control or joint control over those policies.

The results, assets and liabilities of associates are incorporated in the financial statements of the Company using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of the net assets of the associate, less any impairment in the value of each individual investment.

Any excess of the cost of acquisition over the Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate at the date of acquisition is recognized as goodwill. The goodwill is included within the carrying amount of the investment and is assessed for impairment as part of the investment as a whole.

Where necessary, adjustments are made to the financial statements of associates to adjust their accounting policies with those of the Company.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

I.	Foreign currency

(i)	Foreign currency transactions

The financial statements of each individual entity of the Group are presented based on its functional currency. Transactions in currencies other than each individual entity's functional currency (foreign currency) are translated into that entity's functional currency based on the foreign exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the foreign exchange rate prevailing at the balance sheet date. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the historical exchange rate prevailing at the date of the transaction. Non-monetary assets and liabilities carried at fair that are denominated at foreign currency are translated at the rates prevailing at the date when the fair value was determined.

Exchange rate differences as a result of the above are recognized in statement of income, except for: (i) exchange rate differences capitalized to qualified assets (see note 2AC.); (ii) exchange rate differences charged to foreign currency translation reserve (see (ii) below); and (iii) exchange rate differences on available for sale financial instruments (see note 2K.).

(ii)	Financial statements of foreign operations

For the purpose of the consolidated financial statements, the assets and liabilities of foreign operations (the functional currency of each is the currency of the primary economic environment in which it operates) are translated to New Israeli Shekels ("NIS") which is the functional currency and the presentation currency of the Company, based on the foreign exchange rates prevailing at the balance sheet date. The revenues and expenses of foreign operations are translated to the functional currency of the Company based on exchange rates as at the date of each transaction or for sake of practicality using average exchange rates for the period. Goodwill and fair value adjustments arising from the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at closing rates.

Foreign exchange rate differences arising from translation of foreign operations are recognized directly to foreign currency translation reserve within other comprehensive income.

Exchange rate differences attributable to (i) monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur, which form part of the net investment in a foreign operation; and (ii) borrowings used to hedge investments in foreign operations in the same currency, are also included in the foreign currency translation reserve.

Income taxes relating to such exchange rate differences are also included in the foreign currency translation reserve within shareholders’ equity.

On the disposal of a foreign operation (i.e. a disposal of the Group's entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation, a disposal involving loss of joint control over a jointly controlled entity that includes a foreign operation, or a disposal involving loss of significant influence over an associate that includes a foreign operation), all of the exchange differences accumulated in equity in respect of that operation attributable to the owners of the Company are reclassified to profit or loss.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

I.	Foreign currency (cont.)

(ii)	Financial statements of foreign operations (cont.)

In the case of a partial disposal that does not result in the Group losing control over a subsidiary that includes a foreign operation, the proportionate share of accumulated exchange differences are re-attributed to non-controlling interests and are not recognized in profit or loss. For all other partial disposals (i.e. reductions in the Group's ownership interest in associates or jointly controlled entities that do not result in the Group losing significant influence or joint control), the proportionate share of the accumulated exchange differences is reclassified to profit or loss.

(iii)	Rates of exchange of NIS, in effect, in relation to foreign currency (in NIS) are as follows:

	December 31
	2010	2009

US Dollar ($)	3.549	3.775
EURO ( Ђ)	4.738	5.442
British Pound (£)	5.493	6.111
Romanian New Lei (RON)	0.079	1.278
Indian Rupee (INR)	1.017	0.081
Australian Dollar (AUD)	3.611	NA

Scope of change in the exchange rate, in effect, of the NIS in relation to the foreign currencies (%):

	Year ended December 31
	2010	2009	2008

US Dollar ($)	(6)	(0.71)	(1.14)
EURO (Ђ)	(13)	2.74	(6.40)
British Pound (£)	(10)	10.14	(28.04)
Romanian New Lei (RON)	(2)	(3.84)	(17.9)
Indian Rupee (INR)	6	5.195	(24.6)
Australian Dollar (AUD)	6	NA	NA

J.	Cash and cash equivalents

Cash equivalents include unrestricted readily convertible to a known amount of cash, maturity period of which, as at the date of investments therein, does not exceed three months.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

K.	Financial assets

Financial assets of the Group are classified into the following specified categories: (i) financial assets at fair value through profit or loss ("FVTPL") ;(ii) held to maturity investments ;(iii) available for sale ("AFS") financial assets; and (iv) loans and receivables. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Financial assets are initially measured at fair value, plus transaction costs except for those financial assets classified as at fair value through profit or loss, for which, transaction costs are immediately recognized in profit and loss at initial recognition.

Financial assets at FVTPL

The Group's financial assets at this category consist of: (i) marketable securities held for trading (an identified portfolio of financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking); (ii) derivative that is not designated as a hedging instrument; and (iii) financial asset containing embedded derivatives which is entirely designated at FVTPL upon initial recognition. Financial assets at FVTPL are stated at fair value, with any gain or loss recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any dividend or interest earned on the financial asset. Fair value is determined in the manner described in note 30.

Held to maturity investments

The Group's investments in financial notes with fixed or determinable payments and fixed maturity dates that the Group has the positive intent and ability to hold to maturity are classified as held-to-maturity investments. Held-to-maturity investments are recorded at amortized cost using the effective interest method less impairment, with revenue recognized based on the effective interest rate.

Available for sale ("AFS") financial assets

Listed redeemable notes and shares held by the Group that are traded in an active market are classified as AFS and are stated at fair value. Fair value is determined in the manner described in note 30. Gains and losses arising from changes in fair value are recognized directly in the investments revaluation reserve within the other comprehensive income. Interest calculated using the effective interest method is recognized directly in profit or loss. Where the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognized in the investments revaluation reserve is included in profit or loss for the period.

The fair value of redeemable notes denominated in a foreign currency is determined in that foreign currency and translated to NIS at the closing rate at the balance sheet date. Exchange differences attributable to the amortized cost are recognized in profit or loss, and other changes are recognized in the revaluation reserve within the other comprehensive income.

Loans and receivables

The Group's financial assets at this category consist of trade receivables, deposits in banks, and financial institutions, loans, and other receivables that have fixed or determinable payments that are not quoted in an active market. Loans and receivables are measured at amortized cost using the effective interest method less any impairment. Interest income is recognized by applying the effective interest rate, except for short-term receivables where the recognition of interest is considered immaterial.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

K.	Financial assets (cont.)

Impairment of financial assets

Financial assets, other than those at FVTPL, are examined for impairment at each balance sheet date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows from the assets have been impacted. For financial assets carried at amortized cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. For AFS financial assets, the amount of impairment with respect to redeemable notes is the difference between the acquisition cost, net of any principal repayment and amortization and the current, fair value, less any impairment loss recognized previously in profit or loss.

The carrying amount of financial asset carried at amortized cost is reduced through the use of an allowance account. When a trade receivable is uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

If in a subsequent period, the amount of impairment with respect to financial instruments carried at amortized cost decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit and loss. In such cases, the impairment is reversed up to the amortized cost that would have been recorded had the impairment not been recognized. Changes in impairment provision attributable to application of the effective interest method are reflected as component of interest income. If, in a subsequent period, the fair value of an impaired AFS debt security increases and the increases can be related objectively to an event occurring after the impairment loss was recognized in profit or loss, then the impairment loss is reversed, with the amount of the reversal recognized in profit or loss. However, any subsequent recovery in the fair value of an impaired AFS equity security is recognized in other comprehensive income.

L.	Inventories

Inventories are stated at the lower of cost and net realizable value. Costs, including attributable fixed and variable overhead expenses, are assigned to inventories using the method most appropriate to the particular class of inventory. Net realizable value represents the estimated selling price for inventories less all estimated costs to completion and costs necessary to execute the sale. The cost of inventories is determined using the following methods:

•	Hotel inventory and fashion merchandise - by the "first-in, first-out" method;

•
Image guided treatment inventories -raw materials on the basis of moving average cost per unit; finished products on the basis of standard cost, which approximates actual production cost (materials, labor and indirect manufacturing costs).

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

M.	Trading property

Real estate properties for future sale (inventory) are classified as trading properties and are stated at the lower of cost and net realizable value. Net realizable value for trading property under construction or development is the estimated selling price in the ordinary course of business less the estimated costs to completion and the estimated costs necessary to execute the sale, whereby all such items are taken undiscounted.Net realizable value for operating trading property is the estimated selling price in the ordinary course of business less estimated costs necessary to execute the sale Costs of trading properties include costs directly associated with their purchase (including payments for the acquisitions of leasehold rights) and all subsequent direct expenditures for the development and construction of such properties.

As for borrowing costs capitalized to trading property – see note 2AC.

As for write down of trading property - see note 2AF (1)a.

As for the operating cycle of trading property - see note 2E.

Cost of trading property is determined mainly on the basis of specific identification of their individual costs (other than non-specific borrowing costs capitalized to the cost of trading property).

N.	Property plant and equipment

(i)
Property plant and equipment are stated at cost less accumulated deprecation and accumulated impairment losses. Government grants have been deducted from cost of assets for which they have been granted. Cost of land and building include direct construction and supervision costs incurred in the construction period as well as borrowing costs capitalized in accordance with the Group's accounting policy described in note 2AC. Improvements and renovations are charged to cost of assets. Maintenance and repair costs are charged to the statement of income as incurred.

Lands held under finance leases are initially recognized as assets of the Group at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the consolidated statement of financial position as a finance lease obligation.

(ii)
Depreciation is calculated by the straight-line method over the assets estimated useful lives. Leasehold improvements are amortized over the estimated useful period of use not exceeding the lease period (including the period of renewal options that the Group intends to exercise).

Annual depreciation rates are as follows:

%

Freehold land	0
Lease hold land	2
Hotels	1-4
Other buildings	2.0 - 2.5
Building operating systems	7.0 (average)
Others (*)	6.0 - 33.0

(*)	Consists mainly motor vehicles, office furniture and equipment, machinery and equipment, electronic equipment, computers and peripheral equipment.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

O.	Investment property

Investment property is real estate (land or a building or both) held by the Group in order to earn rental income or for capital appreciation or both, rather than use for administrative purposes or sale in the ordinary course of business (hereafter: “investment property”). The Group includes in the framework of investment property, among others, real estate of the following category:

•
Land acquired with no defined and final designation. When the final use of a land is determined and it is evidenced by commencement of activities to get it ready for its intended use, the Group transfers the relevant part of the investment in the land to investment property and/or property plant and equipment and/or to trading property as the case may be.

Investment property is initially recognized at acquisition cost, which includes the direct transaction costs, such as fees of legal and economic advisors and purchase taxes. In periods subsequent to initial recognition, investment property is measured at fair value. Gains or losses derived from adjustments of fair value of the investment property are recorded in the statement of operations of the period in which they occur.

The costs of realizing investment property are charged to the statement of operations as of the date on which the property is sold. The difference between the consideration received from the realization of the investment property and the fair value as included in the latest financial statements (including interim financial statements) is recorded as of the date of closing the transaction to the statement of operations and is presented as gain or loss from realization of investment property. The direct costs of realizing the investment property are offset from this gain or loss.

Determination of fair value of investment property

The fair value of investment property is the price at which the property could be exchanged between knowledgeable, willing parties in an arm's length transaction. A "willing seller" is neither a forced seller nor one prepared to sell at a price not considered reasonable in the current market. The fair value is determined regardless of transaction costs, which might be incurred at the time of sale or realization of the investment property.

See more information in AG (1) g below.

Until the closing of the transaction detailed in note 3, whereby the Group became the controlling party of EDT, which holds commercial real properties in the USA, the Group accounted for investment property at cost less accumulated depreciation and impairment.

The Company is of the opinion that transferring to the fair value model is more appropriate due to the closing of the EDT transaction disclosed in note 3, which resulted in substantial yielding properties included initially in these annual financial statements. The Company is also of the opinion that this treatment is more consistent with the accounting treatment in the yielding assets industry.

The effect of the transfer to the fair value model as of December 31, 2009 and January 1, 2009 and for the years 2009 and 2008 is immaterial.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

P.	Lease

Lease payments under finance lease are apportioned between finance expenses and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance expenses are recognized immediately in profit or loss, unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Group's general policy on borrowing costs (see AD below). Contingent rentals are recognized as expenses in the periods in which they are incurred (see also paragraph N).

Operating lease payments (including prepaid leasehold rights) are recognized as an expense on a straight-line basis over the lease term (including the period of renewal options that the Group intends to exercise).

Q.	Other assets and deferred expenses

Costs relating to initiation of real estate projects – such costs incurred (prior to finalization of an investment transaction or land acquisition) are capitalized as incurred, as long as the investment or a property acquisition transaction is probable. Said costs are charged to the cost of the investment or the real estate project upon the execution of the investment or the acquisition. Under circumstances in which the execution of investment or transaction is not probable or the expected economic benefit is doubtful, these costs are charged to the statement of income.

R.	Goodwill

Goodwill is initially recognized as an asset at cost and is subsequently measured at cost less any accumulated impairment charges. Goodwill is not systematically amortized but rather is subject to impairment tests. For the purpose of impairment testing, goodwill is allocated to each of the Group’s cash-generating units expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, (as at December 31) or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset of the unit. An impairment loss recognized for goodwill is not reversed in a subsequent periods. On disposal of a subsidiary, the attributable goodwill is included in the determination of the profit or loss on disposal. The Group’s policy for goodwill arising on the acquisition of an associate is described in note 2H.

S.	Income taxes

Income tax expense represents the sum of the tax currently payable and deferred tax.

Current taxes

Tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are non taxable or deductible for tax purposes. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted as of the balance sheet date.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

S.	Income taxes (cont.)

Deferred taxes

Deferred taxes are calculated in respect of all temporary differences, including (i) differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit; (ii) differences between the fair value of identifiable assets and liabilities of subsidiaries upon a business combination, and their value for tax purposes; and  (iii) tax losses and deductions that may be carried forward for future years or carried backwards for previous years.

Deferred taxes are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The calculation of tax liabilities does not include taxes that would have arisen in the event of a realization of investments in certain investee companies or upon receiving their retained earnings as dividends, since it is management's policy not to realize these investees nor to declare dividend out of their retained earnings, or other form of profit distributions, in the foreseeable future, in a manner which entails additional substantial tax burden on the Group. For certain other Group's investee companies, which management’s intention is to realize or to distribute their retained earnings as taxable dividend, tax liabilities (current and deferred) are recorded.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates and laws that have been enacted or substantively enacted as of the balance sheet date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax asset is recorded to the extent that it is probable that it would be realized against future taxable profits. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered in the future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Current and deferred taxes are recognized as an expense or income in profit or loss, except (i) when they relate to items credited or debited directly to equity or in other comprehensive income, in which case the tax effect is also recognized directly in equity or in other comprehensive income; or (ii) where they arise from the initial accounting for a business combination. In the case of a business combination, the tax effect is taken into account in calculating goodwill or in determining the excess of the acquirer’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities over cost.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

T.	Impairment of tangible assets (excluding goodwill and including investments in associates)

At each balance sheet date, the Group reviews the carrying amounts of its tangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit the asset is part of.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market estimations of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. If the estimated recoverable amount of an asset (or cash-generating unit) is lower than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit and loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, which is no higher than the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior periods. A reversal of an impairment loss is recognized immediately in profit and loss.

U.	Financial liabilities and equity instruments issued by the Group

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments are recorded at the proceeds received, net of direct issuance costs.

Treasury stocks

Company's shares held by the Group (“dormant shares"), are presented at cost and deducted from shareholders equity of the Company according to the "treasury stock" method. The sale of treasury stock or the issuance of Company’s shares to third parties are recorded based on the fair value of the assets or cash received in consideration thereof or the fair market value of shares issued, as applicable. Income taxes resulting from sale of treasury stock (if any) are charged directly to the shareholders' equity .No gain or loss is recognized on the purchase, sale or issuance of treasury shares.

Convertible debentures

The components of convertible debentures are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangement. At the date of issuance, the fair value of the liability component is estimated using the prevailing market interest rate for a similar non-convertible instrument. This amount is recorded as a liability at an amortized cost basis until conversion or the financial instrument’s maturity date. The equity component is determined by deducting the amount of the liability component from the fair value of the convertible debentures as a whole. This component is recognized and included in equity and is not subsequently re-measured.

Costs of issuance of convertible debentures are allocated to each component based on their fair value.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

U.	Financial liabilities and equity instruments issued by the Group (cont.)

Financial liabilities

Financial liabilities of the Group are classified as either financial liabilities at fair value through profit and loss ("FVTPL") or other financial liabilities.

(i)	Financial liabilities at FVTPL

Financial liabilities of the Group at this category consist of derivatives that are not designated or effective as hedging instruments and financial liabilities designated to FVTPL if such designation eliminates or significantly reduces a measurement of recognition inconsistency that would otherwise arise. Financial liabilities at FVTPL are stated at fair value as of the balance sheet date, with any gain or loss from change in the fair value recognized in profit and loss. This category includes mainly debentures issued by a subsidiary under terms described in note 19 F1 Fair value is determined in the manner described in note 30.

(ii)	Other financial liabilities

Other financial liabilities of the Group consist of short-term credits, current maturities of long-term borrowing suppliers and service providers, borrowings and other payables, which are initially measured at fair value, net of transaction costs.  Other financial liabilities are subsequently measured at amortized cost using the effective interest method, unless recognition of interest is immaterial.

The Company has Consumer Price Index ("CPI")-linked financial liabilities that are not measured at fair value through profit or loss. For these liabilities, the Company determines the effective interest rate as a real rate plus linkage differences according to the actual changes in the CPI through each balance sheet date. Rate of increase in the Israeli CPI in 2010 was 2.3% (2009 - increase of 3.9%; 2008 - increase of 4.5%).

V.	Derivative financial instruments and hedge accounting

The Group enters into a variety of derivative financial instruments, some of which are intended to hedge its exposure to interest rate and foreign exchange rate risks, including interest rate swaps and cross currency swaps and others which are embedded derivatives (see below). Further details of derivative financial instruments are disclosed in note 30.

Derivatives are initially recognized at fair value at the date the derivative contract is entered into and are subsequently re-measured to their fair value at each balance sheet date. The resulting gain or loss from a derivative is immediately recognized in profit and loss unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship. The Group designates certain derivatives as cash flow hedges. A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the derivative is more than 12 months and as a current asset or a current liability if the remaining maturity of the derivative is less than 12 months.

Embedded derivatives

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not measured at FVTPL.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

V.	Derivative financial instruments and hedge accounting (cont.)

Hedge accounting

The Group designates certain hedging instruments, which include derivatives and non-derivatives (borrowings) in respect of foreign currency risk, at either cash flow hedges or hedges of net investments in foreign operations. At the inception of the hedge relationship the Group documents the relationships between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument used in a hedging relationship is highly effective in offsetting changes in fair values or cash flows of the hedged item. Movements in the hedging reserve in equity are detailed in the statement of other comprehensive income ("OCI").

▪	Cash flow hedge

The effective portion of changes in the fair value of derivatives is deferred in OCI. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss. Amounts deferred in OCI are recycled in profit or loss in the periods when the hedged item is recognized in profit or loss. Hedge accounting is discontinued when the Group revokes the hedging relationship, the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. Any cumulative gain or loss deferred in OCI at that time remains in OCI and is recognized in profit or loss when the forecasted transaction is ultimately recognized in profit or loss. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was deferred in OCI is recognized immediately in profit or loss.

▪	Hedges of net investments in foreign operations

The Group designated the changes in the spot rates of non-derivative financial instruments (Borrowing) as hedging investments of net investments in foreign operations Hedges of net investments in foreign operations relating to the effective portion of the hedge are recognized in OCI in the foreign currency translation reserve. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss. Gains or losses deferred in the foreign currency translation reserve are recognized in profit and loss on disposal or partial disposal of the foreign operation.

W.	Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is more likely than not (probable) that the Group will be required to settle the obligation, and a reliable estimate can be measured with respect to the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation as of the balance sheet date, taking into account the risks and uncertainties associated with the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the result of the discounted expected cash flows, as long as the effect of discounting is material. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

X.	Grants from the Office of Chief Scientist ("OCS")

Government grants are recognized when reasonable assurance exists about the receipt of the same, and about the Group complying with all the related terms and conditions. Grants received from the OCS for research and development, which the Group is required, under certain conditions, to repay with interest through the payment of royalties to the State of Israel, which are subject to future revenues derived from the sale of products underlying the financed research and development activities, are recognized as a financial liability on the date of their receipt, unless reasonable assurance exists in the opinion of the management of the Group that the grants, in part or in whole, will not be repaid.

The liability associated with government grants is measured at fair value on the date of its initial recognition, based on the present value of the cash flows expected to repay the grants, discounted at a rate reflecting the level of risk of the specific research and development project. The difference between the government grant received and its fair value on the date of its receipt is charged to the statement of income and deducted from research and development expenses. Amounts paid as royalties are recognized as settlement of the government grants liability. At subsequent periods, government grant liabilities are measured at fair value, whereby changes in fair value (those derived from updating the estimated cash flows expected to repay the grants received, as well as those derived from updating the interest rate used for discounting that expected cash flows) are charged to the statement of income.

In the event that reasonable assurance exists that government grants shall not be repaid, in whole or in part, as detailed in the preceding paragraph, the grants are recognized to statement of income on the date on which the Group is entitled thereto, and off-set from research and development expenses.

Y.	Retirement benefit costs

Contributions to defined contribution retirement benefit plans are recognized as expense when employees have rendered service entitling them to the contributions. For defined benefit retirement benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at each balance sheet date. Actuarial gains and losses are recognized immediately in the statement of income. The retirement benefit liability in the balance sheet represents the present value of the defined benefit less the fair value of plan assets.

Z.	Share-based payments

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instrument at the grant date. The Fair value is measured using the Black and Scholes ("B&S") model except for capped-Stock Appreciation Rights ("SAR") for which the Group is using the binomial model. The expected life used in the B&S model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioral considerations. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis for each award over the vesting period, based on the Group’s estimate of shares that will eventually vest. Equity-settled share-based payment transactions with other parties are measured at the fair value of the goods and services received, except where the fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the Group obtains the goods or the counterparty renders the service.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Z.	Share-based payments (cont.)

Modifications to share-based transaction arrangements are recognized if the effects of modifications increase the total fair value of the share-based payment transaction or are otherwise beneficial to the employee. The incremental fair value granted is the difference between the fair value of the modified equity instrument and that of the original equity instrument, both estimated as at the date of the modification. If the modification occurs during the vesting period, the incremental fair value granted is recognized for services received over the period from the modification date until the date when the modified equity instruments vest, in addition to the amount based on the grant date fair value of the original equity instruments, which is recognized over the remainder of the original vesting period. If the modification occurs after vesting date, the incremental fair value granted is recognized immediately, unless additional vesting is required.

In some cases the grant date is determined following certain organ approvals and after the employees begun rending services to the Group ("Commencement Date").In these cases the Group estimates the fair value at the end of each reporting period and recognizes it as services are received during the period between Commencement Date and grant date. Once the grant date is established, the Group revises the earlier estimates so that the amounts recognized for service already received are based on grant date fair value.

Share based payment transactions in which the terms of the arrangement provide the counterparty with the choice of whether the transaction will be settled in cash (or other assets) or by issuing equity instrument, are measured at the fair value of the liability.  The Group re-measures the fair value of the liability at each balance sheet date and at the date of settlement, with any changes in the fair value recognized in profit or loss for the period.

AA.	Revenue recognition

(i)
General - The Group recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group’s activities as described below. The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and specifics of each arrangement.

Revenues from commercial centers and investment property rental income - Revenues from leasing of property and management fees, as well as revenues relating to the operations of commercial and entertainment centers are measured at the fair value of the consideration received or receivable.

Lease origination fees and internal direct lease origination costs, including employee compensation directly related to time spent performing successful lease origination activities, are deferred and amortized over the related lease term. Lease incentives granted are recognized as an integral part of the total rental income, over the term of the lease.

The leases generally provide for rent escalations throughout the lease term. For these leases, the revenue is recognized on a straight line basis so as to produce a constant periodic rent over the term of the lease. Accordingly, accrued rental revenue recognized on a straight line basis, represents unbilled rent receivables that the Group will receive only if the tenant makes all rent payments required through the expiration of the initial term of the lease.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AA.	Revenue recognition (cont.)

(i)	(cont.)

The leases may also provide for contingent rent based on a percentage of the lessee’s gross sales or contingent rent indexed to further increases in the Consumer Price Index (CPI). For contingent rentals that are based on a percentage of the lessee’s gross sales, the Group recognizes contingent rental revenue when the change in the factor on which the contingent lease payment is based actually occurs. Rental revenues for lease escalations indexed to future increases in the CPI are recognized only after the changes in the index have occurred.

(ii)	Revenues from hotel operations are recognized upon performance of service.

(iii)	Revenues on sales of real estate assets (including hotels), property, plant and equipment and trading properties are recognized when all the following conditions are satisfied:

a.	the Group has transferred to the buyer the significant risks and rewards of ownership of the asset sold;

b.	the Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the asset sold;

c.	the amount of revenue can be measured reliably;

d.
it is probable that the economic benefits associated with the transaction will flow to the Group (including the fact that the buyer's initial and continuing investment is adequate to demonstrate commitment to pay);

e	the costs incurred or to be incurred in respect of the transaction can be measured reliably; and

f.	there are no significant acts that the Group is obliged to complete according to the sale agreement.

For the Group, these conditions are usually fulfilled upon the closing of a binding sale contract.

For sale transactions with some degree of continuing involvement  assuming all the above criteria are met (for example, in a form of a guarantee to the buyer), revenue recognized at the date of sale is reduced by the estimated exposure to loss measured at fair value related to the continuing involvement.

In circumstances where the terms of the transaction provide for the Group to receive additional consideration which is contingent upon fulfillment of certain conditions without risk of loss, and the transaction otherwise qualifies for profit recognition, the contingent future profits are recognized when the contingency is resolved.

In cases in which revenues from sale of real estate assets are recognized, the Group includes in the financial statements provisions for expenses for further work to be provided on real estate assets (mainly with respect to commercial centers their construction is completed).

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AA.	Revenue recognition (cont.)

(iv)	Revenues from sale of medical products and rendering services are recognized when all the following conditions have been satisfied:

a.	persuasive evidence of an arrangement exists;

b.	delivery has occurred, or services have been rendered;

c.	the amount of revenue can be measured reliably; and

d.	it is probable that the economic benefits associated with the transaction will flow to the Group.

For sale arrangements which include multiple deliverables such as system sales, installation at the customer's site and technical support services, the revenue is recognized by allocating the consideration to the deliverables. A deliverable is considered a separate accounting unit in case the customer earns benefits from that deliverable regardless of the delivery of the other deliverables included in the transaction. The Group allocates consideration to each deliverable by using objective evidence of selling price for each deliverable at the date of transaction. In the absence of objective evidence, the Group uses its own assumptions of the estimated selling price, which is the price that the Group would charge in case that product or service were sold separately. Consideration allocated to each deliverable is recorded as revenues when all the above mentioned revenue recognition criteria are satisfied.

The price of technical support services provided under a multiple deliverables arrangement is determined based on renewals of annual contracts. The Group generally uses objective evidence of fair value to allocate the selling price, while the Group's own assumptions of the estimated selling price of the services are used only in limited cases.

Products are generally considered delivered when all significant risks and awards associated with the ownership over the products were transferred to the customer and the Group is no longer involved in the continuing management. In general, the delivery date is the date on which ownership was transferred.

In cases in which an acceptance of the system by the customer is required, revenue is deferred until all acceptance criteria have been met. Revenue from technical support services is deferred and recognized ratably over the period during which the services are to be performed (typically one to three years). The Group's arrangements generally do not include any provisions for cancellation, termination, or refunds that would significantly impact recognized revenue.

In arrangements in which sales to end customers are made by a distributor, who is considered as agent or mediator of the Group, and the Group bears the risks and awards associated with the transaction, revenues are recorded upon the sale to the end-customer in an amount equal to the end customer purchase price (gross basis), while entitled commissions to the distributor are included in selling and marketing expenses.

In arrangements in which the distributor bears the risks and awards associated with the transaction the distributor is considered as the end-customer, and accordingly revenues are recorded upon the sale to the distributor in an amount equal to distributor purchase price, while entitled commissions to the distributor are characterized as a reduction from revenues (net basis).

(v)	Revenues from the sale of goods in the retail industry are recognized upon delivery.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AB.	Research and development costs

Research costs are charged to the statement of income, as incurred. Development costs are recognized as an asset when it is probable that the expected future economic benefits associated with them will flow to the Group and they can be reliably measured. Otherwise, such costs are charged to the statement of income as incurred. The Group has expensed all research and development costs.

AC.	Capitalization of borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets are capitalized to the cost of those assets. A qualifying asset is an asset that necessarily takes a substantial period of time to get it ready for its intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. Non-specific borrowing costs are capitalized to qualified assets not financed by specific borrowing, by using a rate constituting a weighted average of the costs in respect of the Group's borrowings not specifically capitalized. All other borrowing costs are recognized in profit or loss in the period in which they are incurred. Borrowing costs qualified for capitalization include mainly: Interest expenses (including consumer price index linkage), amortization of cost of raising debt and foreign exchange on borrowing to the extent that they are considered as an adjustment to interest costs. The borrowing costs eligible for capitalization also include the net cash cost of swap transactions which are measured at FVTPL and which are related to a debenture measured also at FVTPL

Capitalization of borrowing costs to qualifying assets commences when the Group started the activities for the preparation of the asset for its intended use or sale and continues, generally until the completion of all the activities necessary to prepare the asset for its designated use or sale. Capitalization of borrowing costs is suspended as a result of a suspension, for an extended period, of activities for the preparation of the qualified asset for its intended use or sale.

AD.	Earnings (loss) per share

Basic earnings (loss) per share are computed with regard to income or loss attributable to the Company's ordinary shareholders, and is calculated for income (loss) from continuing operations attributable to the ordinary shareholders of the Company. Basic earnings per share is computed by dividing income (loss) attributable to holders of ordinary shares of the Company, by the weighted average number of the outstanding ordinary shares during the period. In the computation of diluted earnings per share, the Company adjusts its income (loss) attributable to its ordinary shareholders for its share in income (loss) of investees by multiplying their diluted earnings per share by the Company's interest in the investees including its holding in dilutive potential ordinary shares of the investees. In addition, the Company adjusts the weighted average outstanding ordinary shares for the effects of all the dilutive potential ordinary shares of the Company.

AE.	Statement of cash flows

Interest and dividend received from deposits and investments are included as cash flow from investing activities. Dividend paid to the Company's shareholders, interest paid on the Group's borrowings (including interest capitalized to qualifying assets) and cash flows arising from changes in ownership interests in a subsidiary that do not result in a loss of control are included as cash flow from financing activities. Acquisitions of investment property which were transferred, during the reporting period ,to trading property are included as cash flow from investing activities.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AF.	Critical judgment in applying accounting policies and use of estimates

In the application of the Group’s accounting policies, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis, and revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods. In addition, in the process of applying the Group's accounting policies, management makes various judgments, apart from those involving estimations, that can significantly affect the amounts recognized in the financial statements.

The followings are the critical judgments and key sources of estimation uncertainty, that management has made in the process of applying the Group’s accounting policies and that have the most significant effect on the amounts recognized in these financial statements.

(1)	Use of estimates

a.	Impairment/write down of real estate properties

The recognition of an impairment/ write down to the Group's real estate assets is subject to a considerable degree of estimates, the results of which, when applied under different principles, conditions and assumptions, are likely to result in materially different amounts and could have a material adverse effect on the Group's consolidated financial statements.

For the Group's property plant and equipment (mainly hotels), the Group evaluates the existence of any decline, and hence, the need for an impairment loss on its real estate assets (operating or under construction), when indicators of impairment are present. Such evaluation is based, on the higher of (i) estimated selling price in the open market or (ii) the estimated value-in-use, based on discounted operational cash flows (before interest and income tax charges), expected to be generated by those assets (“Recoverable Amounts”).

For the Group trading property (commercial centers designated for sale and residential), such evaluation is based on the estimated selling price in the ordinary course of business less all estimated costs of completion and cost necessary to make the sale ("Net Realizable Value") (see note 8 H).

Estimations of the Recoverable Amount and/or Net Realizable Value involve, in general, critical estimation in respect of the future operational cash flows expected to be generated from the real-estate asset and the yield rate which will be applied for each real estate asset.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AF.	Critical judgment in applying accounting policies and use of estimates (cont.)

(1)	Use of estimates (cont.)

a.	Impairment/write down of real estate properties (cont.)

Determination of the operational cash flow expected to be generated from the real estate asset is based on reasonable and supportable assumptions as well as on historical results adjusted to reflect the Group's best estimate of future market and economic conditions that management believes will exist during the remaining useful life of the assets. Such determination is subject to significant uncertainties. In preparing these projections, the Group takes assumptions the major of which relate to market share of the real estate asset, benchmark operating figures such as occupancy rates and average room rate (in respect of hotels) rental and management fees rates (in respect of shopping and entertainment centers), selling price of apartments (in respect of residential units), time period to complete the real estate assets under construction, costs to complete the establishment of the real estate asset, expected operational expenses and others.

The yield rate reflects economic environment risks, current market assessments regarding the time value of money, industry risks as a whole and risks specific to each asset, and it also reflects the return that investors would require if they were to choose an investment that would generate cash flows of amounts, timing and risk profile equivalent to those that the Group expects to derive from the assets. Such rate is generally estimated from the rate implied in current market transactions for similar assets.

b.	Litigation and other contingent liabilities

The Group is involved in litigation and other contingent liabilities in substantial amounts including certification requests for class actions (see note 23B). The Group recognizes a provision for such litigation when it is probable that the Group will be required to settle the obligation, and the amount of the obligation can be reliably estimated. The Group evaluates the probability and outcome of these litigations based on, among other factors, legal opinion and consultation and past experience. The outcome of such contingent liabilities may differ materially from management's assessment. The Group periodically evaluates these assessments and makes appropriate adjustments to the consolidated financial statements. In addition, as facts concerning contingencies become known, the Group reassesses its position and makes appropriate adjustments to the consolidated financial statements.

c.	Accounting for income taxes

The calculation of the Group's tax liabilities involves uncertainties in the application and/or interpretation of complex tax laws, tax regulations and tax treaties, in respect of various jurisdictions in which the Group operates and which vary from time to time. In addition, tax authorities may interpret certain tax issues in a manner other than that which the Group has adopted. Should such contrary interpretive principles be adopted upon adjudication of such cases, the tax burden of the Group may be significantly increased. In calculating its deferred taxes, the Group is required to evaluate (i) the probability of the realization of its deferred income tax assets against future taxable income and (ii) the anticipated tax rates in which its deferred taxes would be utilized.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AF.	Critical judgment in applying accounting policies and use of estimates (cont.)

(1)	Use of estimates (cont.)

d.	Potential penalties, guarantees issued and expired building permits

Penalties and guaranties are part of the on-going construction activities of the Group, and result from obligations the Group has towards third parties, such as banks and municipalities. The Group’s management is required to provide estimations regarding risks evolving from such potential guarantees or penalties that the Group may have to settle. In addition, the Group's operations in the construction area are subject to valid authorizations and building permits from local authorities. Under certain circumstances the Group is required to determine whether the building permits it obtains have not yet expired. It may occur that building permits have expired which might impose on the Group additional costs and expenses, or delays and even abandon project under construction.

e.	Valuation of debentures measured at FVTPL

The fair value of debentures issued by Plaza Centers N.V.("PC") is generally determined with reference to price quotation in an active market, as the debentures are traded in the Tel Aviv Stock Exchange ("TASE"). Notwithstanding the aforesaid, as a result of the finance and real estate world wide crisis that turmoil the markets mainly during the fourth quarter of 2008, PC's debentures were characterized by a significant decrease in the volume of trading, a significant increase in the spread between the BID and the ASK prices and a significant increase in the risk premium attributable to PC's debentures as of December 31, 2008. Consequently ,and based on a third party professional advice, PC's management was of the opinion, that there were significant indications that the trade in the debentures as of the end of 2008 had pointed the existence of inefficient market and that the market for PC's debentures had been no longer active as of December 31,2008. PC received valuation reports from three different external appraisals having appropriate and recognized qualifications as well as experience in evaluating fair value of debentures. While performing their valuations, each of the appraisers used observable inputs developed on the basis of market data. Two of the appraisers used the discounted cash flow method taking into consideration the terms and maturity of PC's debentures as well as market interest rates and PC's estimated credit risk as of December 31, 2008. The third appraiser used the Merton model, taking into consideration PC's asset value, risk free interest, standard deviation of assets and exercise price as of December 31, 2008. Based on all the abovementioned, PC's management was of the opinion that the quoted market prices of the debentures in the TASE as of December 31, 2008 should not have been used as evidence of fair value.

Accordingly, the fair value of PC's debentures as of December 31, 2008 was determined based on the average values of the debentures as determined by the three external appraisals as reported in their valuation reports.

The quoted market price, as of December 31, 2008, of PC's series A debentures was NIS 0.563 as opposed to an average of NIS 0.812 using the valuation techniques described above. The quoted market price of PC's series B debentures was NIS 0.679 as opposed to an average of NIS 0.852 using the valuation techniques described above.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AF.	Critical judgment in applying accounting policies and use of estimates (cont.)

(1)	Use of estimates (cont.)

e.	Valuation of debentures measured at FVTPL (cont.)

As of December 31, 2010 and 2009, PC's debentures are measured according to their quoted market price at the TASE.

f.	Valuations of derivative, embedded derivative and share based payment arrangements

The Group is involved in derivative transactions (mainly PC's swaps transactions, (see note 9A(iv)) embedded derivative transaction (see note 20A(iii)) and share based payment arrangement adopted by the Company and its subsidiaries (see note 25). The derivatives, embedded derivative and the cash settled share based arrangement are measured at fair value at each balance sheet date. Equity settled shares based arrangements are measured at fair value as of the grant date. The fair value of the abovementioned instruments is determined using valuations techniques which require management to make judgment and assumptions regarding the following variables in respect of each instrument:

▪	Derivative transactions (PC's swaps transactions and Park Plaza option): mainly the interest rate yield curves of the adjusted NIS and Euro.

▪
Embedded derivative: the fair value of the underlying assets (i.e. the Group's hotels in Netherland); the expected volatility of the hotels; and the probability and the term for a Transaction (as defined in the agreement) to occur.

▪
Share based payment arrangements: the share price in respect of options plans adopted by the Group's private investees which has no quoted market price; the expected stock price volatility over the term of the plan; and actual and projected employee stock option exercise behaviors.

The fair value of these instruments was generally computed based on reports of third party experts.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AF.	Critical judgment in applying accounting policies and use of estimates (cont.)

(1)	Use of estimates (cont.)

g.	Fair value of investment property

The Group customarily determines the fair value according to accepted evaluation methods for real estate properties. The factors taken into account in assessing valuations may include:

•	Assuming a willing buyer and a willing seller, without duress and an appropriate time to market the property to maximize price;

•	Information obtained from valuers, sales and leasing agents, market research reports, vendors and potential purchasers;

•	Capitalization rates used to value the asset, market rental levels and lease expiries;

•	Changes in interest rates;

•	Asset replacement values;

•	Discounted cash flow models;

•	Available sales evidence; and

•	Comparisons to valuation professionals performing valuation assignments across the market.

When the fair value of investment property is determined based upon the discounted cash flows ("DCF") approach, which is the major model the Group implements, the assumptions underlying the model, as well as the ability to support them by means of objective and reasonable market demonstrations, so they can be viewed as assumptions that market participants may have used, are significant in determining the fair value of the investment property. Among the predominant assumptions that may cause substantial changes in the fair value, while using the DCF model one can point to the capitalization rate, the expected net operating income and the interest rate for discounting the cash flows. All together, considering the degree of certainty, or uncertainty, of the markets in which the Group operates.

The Group endeavors to determine an objective fair value to the extent possible, however, the process of evaluating the fair value of investment property also involves subjective factors, derived from, among other things, the past experience of the Group’s management, and its understanding of the anticipated development in the real estate markets as of the date on which the estimate of the fair value is being determined.

Fair value of investment property is determined based on management's estimation. For that purpose, management uses its experience and internal experts, and takes into consideration and partially relies on appraisals performed by external local knowledgeable independent real estate appraisers or use appropriate valuation techniques adopted by the Group based on the experience and experts of the Group.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AF.	Critical judgment in applying accounting policies and use of estimates (cont.)

(1)	Use of estimates (cont.)

g.	Fair value of investment property (cont.)

The table below illustrates the key valuation assumptions used in the determination of the investment properties fair value.

Weighted average capitalization rate	8.5%
Weighted average lease expiry (years)	5.0 *
Vacancy	11.2%

*	Weighted by ABR (Annual Base Rate).

**	Weighted by GLA (Gross Lettable Area).

The above key assumptions have been taken from the latest valuations for all the investment properties that were performed as at 31 December, 2010.

(2)	Critical judgment in applying accounting policies

a.	Capitalization of financing costs

The Group capitalizes finance costs to real estate assets under construction from commencement of activities for the preparation of the assets for their intended use or sale. Such determination requires management to use critical estimations and assumptions as well as judgment to determine whether a specific asset under construction or development is qualified for capitalization. Borrowing costs qualified for capitalization includes, inter-alia, foreign exchange differences on borrowing to the extent that they are considered as an adjustment to interest costs. In order to determine whether foreign exchange differences are considered as an adjustment to the interest expenses, management is required, for each specific loan, to evaluate the alternative borrowing cost for a loan that would have been provided in the functional currency of the borrower under the same terms and conditions as the actual loan. Such determination requires management to use considerable degree of judgment and estimations. Another critical judgment is required to capitalize non-specific borrowing costs to qualified assets, in cases in which the entity of the Group that raised the borrowing is not the one that owns the qualified asset.

Further, additional critical judgment is required to suspend capitalization of borrowing costs during periods in which a disrupt of the development of activities occurs, if the disrupt prolongs over a significant period of time.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AF.	Critical judgment in applying accounting policies and use of estimates (cont.)

(2)	Critical judgment in applying accounting policies (cont.)

b.	Classification of investment as held to maturity

As of December 31, 2010 The Group has an investments of NIS 180 million (December 31, 2009: NIS 315 million) in financial notes ("Notes") (see note 9A.(ii)). The Group considered its capital management policy and its liquid requirement for operational activities, and decided that it has the positive intent and ability to hold these Notes to maturity. Accordingly, the investment in the Notes is presented in these financial statements as held to maturity

The Group examined if there was objective evidence for impairment loss of the Notes which mainly included a decrease in the quoted market value of the Notes (which was provided to the Group by the issuing bank as of the balance sheet date) in approximately 27% (NIS 49 million) below their cost. Following said examination the Group concluded that, as of the balance sheet date, there is no objective evidence which should lead to impairment of these Notes

c.	Effective control

See note 3 with respect to the Company's management opinion that the Group has de facto control over EDT, that is the power to govern the financial and operating policies of EDT, based on which the Company presents its indirect investment in EDT on a proportional consolidation basis based on 43.3%.

d.	Transfer of real estate assets from investment property to trading property

During 2007 and 2008 the Group acquired plots of land in India (see note 8D.) At the initial recognition, the Group classified the cost of acquisitions of these plots as an investment property (or payment on account of investment property in case of advance payment to secure the land acquisitions) since as of the acquisition date, the Group did not have a defined and final designations use for these plots. At the end of 2008, the Group examined the designated use of these plots and transferred an amount of NIS 425.7 million (which reflect the cost of acquisitions of these plots) to trading property. A transfer of real estate assets from investment property to trading property is done when there has been a change in the use of the real estate asset, which is supported by evidence as to the beginning of development of the real estate asset for its intended use or sale. A significant judgment is required to determine whether, as of the balance sheet date, the aforementioned criterion has been met for each plot. Such determination is generally based on current achievable plans of the Group's management for each real estate asset as well as the actual steps executed by the Group in order to implement this plan.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AF.	Critical judgment in applying accounting policies and use of estimates (cont.)

(2)	Critical judgment in applying accounting policies (cont.)

e.	Revenue recognition from sale of property, plant and equipment

Revenues from sale of property plant and equipment, including hotels, are recognized when all the criteria mentioned in note 2 AB are met. Determination whether these criteria have been met for each sale transaction, requires a significant judgment by the Group management. In particular, significant judgment is made in determining whether, as of the balance sheet date, it is probable that the economic benefits associated with the transaction will flow to the Group and whether the Group transferred to the buyer the significant risks and rewards associated with the asset sold.

Such determination is based on a thorough analysis of the terms included in the sale agreement executed with the buyer as well as an analysis of other commercial understandings with the buyer in respect of the asset sold. Also are taken into consideration are the Company's management estimation as of the buyer's financial ability to pay the total consideration as agreed in the sale agreement and to what extent the buyer's initial and continuing investment is adequate to demonstrate its future commitment to pay the total consideration under the sale agreement.

f.	As for critical judgment in respect of inactive market for PC's debentures, see item e. above.

g.
According to the company management judgment the rights specified in InSightec's shareholders agreement (see note 11 A (2)) does not confer rights to the non-controlling interests to participate in operational and financial decisions of InSightec in the ordinary course of business and therefore would not overcome the presumption of control in InSightec's by the Company.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AG.	New standards and Interpretations which have been adopted in these financial statements

●	IFRS 3, Business Combinations (Revised) –
From January 1, 2010 the Group has applied IFRS 3 Business Combinations (2008) in accounting for business combinations. The change in accounting policy has been applied prospectively.

For acquisition on or after January 1, 2010 the Company measures goodwill as the fair value of the consideration transferred (including the fair value of any previously-held equity interest in the acquiree) and the recognized amount of any non-controlling interest in the acquiree, less the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed, all measured of the acquisition date. When the excess is negative, a bargain purchase gain is recognized immediately in profit or loss.

The Company elects on a transaction-by-transaction basis whether to measure non-controlling interests at fair value, or at their proportionate share of the recognized amount of the identifiable net assets of the acquiree, at the acquisition date.

Transaction costs, other than those associated with the issue of debt or equity securities, that the Company incurs in connection with a business combination are expensed as incurred.

●	IAS 27, Consolidated and Separate Financial Statements (Revised) –
From January 1, 2010 the Company has applied IAS 27 (Revised). The standard provides the accounting treatment of consolidated and separate financial statements. Among other things, the standard stipulates that transactions with non-controlling interest, in the context of which the Company retains control before and after the transaction, are treated as capital transactions in contrary to the accounting treatment that applied before the adoption of the revised standard which recognized the result of these transactions in the income statement, or as goodwill.

The effect of applying the new standard provisions resulted in recording, in 2010, a NIS 15 million amount directly to shareholders equity.

According to IAS 7 (revised) cash flows arising from changes in ownership interests in a subsidiary that do not result in a loss of control shall be classified as cash flows from financing activities. Consequently the Group reclassified transactions with minority shareholders occurred in previous periods from investing activities to financing activities in the cash flows statement.

In respect of transaction with the non-controlling interest, subsequent to which the Company losses control in the subsidiary, the investment retained will be measured at fair value as of that date, with the difference as compared to investment's book value to be recorded to the statement of operations.

The non-controlling interest share interest in the losses of a subsidiary, which exceed its share in the subsidiary's shareholders’ equity, is charged to the non-controlling interest in any case, while ignoring its obligations and ability to make additional investments in the subsidiary. The changes mentioned above are being implemented prospectively. As a result of the adoption of the standard the Company's does not include in its consolidated statement of income, the non-controlling interest share in losses of a subsidiary which have been accrued as from January 1, 2010 in the amount of NIS 22.1 million.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AG.	New standards and Interpretations which have been adopted in these financial statements (cont.)

●	Amendment to IAS 17, Leases -
Prior to the amendment, IAS 17 generally required leases of land with an indefinite useful life to be classified as operating leases. Following the amendment, leases of land are classified as either ‘finance’ or ‘operating’ in accordance with the general principles of IAS 17.

The implementation of the amendment is applied retroactively for reporting periods commencing on January 1, 2010 and thereafter. The amendment is being implemented retroactively in relation to existing leases for which all the information required in the standard is available at the beginning of the lease term.

The effect of applying the amendment, mainly with respect to the Group's hotels, on the consolidated financial statements is as follows:

	Balance sheet as of January 1, 2008
	(in thousand NIS)
	Before implementation	Effect of implementation	After implementation

Returning earning attributeable to the equity holders	1,232,399	(3,602)	(1,228,797)
Property, plant and equipment (hotels)	1,618,253	139,318	1,757,571
Borrowings	4,258,639	28,680	4,287,319
Other assets and deferred expenses	118,064	(114,314)	3,750

AH.	New accounting standards and clarifications issued that are not yet effective

The following are new accounting standards, amendments to standards and clarifications which are applicable, or are expected to be applicable, to the Group, and which have not yet become effective:

•	IFRS 9, Financial Instruments -
IFRS 9 divides all financial assets that are currently in the scope of IAS 39 into two classifications – those measured at amortized cost and those measured at fair value  based on the following principles:

Debt instruments: A debt instrument that meets the following two conditions can be measured at amortized cost: (i) the objective of the entity's business model is to hold the financial asset to collect the contractual cash flows (rather than to sell the instrument prior to its contractual maturity to realize its fair value changes); and (ii) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding. All other debt instruments must be measured at fair value through profit or loss (FVTPL). Even if an instrument meets the two amortized cost tests, IFRS 9 contains an option to measure such instruments at FVTPL, with some restrictions. The available-for-sale and held-to-maturity categories currently in IAS 39 are not applicable under IFRS 9.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AH.	New accounting standards and clarifications issued that are not yet effective (cont.)

•	IFRS 9, Financial Instruments (cont.) -

Equity instruments: All equity investments in the scope of IFRS 9 are to be measured at fair value in the balance sheet, with changes at fair value recognized in profit or loss. There is no 'cost exception' for unquoted equities. However, if the equity investment is not held for trading, an entity can make an irrevocable election at initial recognition to measure the equity investment at fair value through other comprehensive income (FVTOCI) with only dividend income recognized in profit or loss. Despite the fair value requirement for all equity investments, IFRS 9 contains guidance on when cost may be the best estimate of fair value and also when it might not be representative of fair value.

Derivatives: All derivatives, including those linked to unquoted equity investments, are measured at fair value.

Embedded derivatives: The embedded derivative concept of IAS 39 is not applicable under IFRS 9. Consequently, embedded derivatives that under IAS 39 would have been separately accounted for at FVTPL because they were not closely related to the financial host asset will no longer be separated. Instead, the contractual cash flows of the financial asset are assessed in their entirety, and the asset as a whole is measured at FVTPL if any of its cash flows do not represent payments of principal and interest.

For debt instruments, reclassification is required between FVTPL and amortized cost, or vice versa, if the entity's business model objective for its financial assets changes so its previous model assessment would no longer apply. IFRS 9 amends some of the requirements of IFRS 7 Financial Instruments: Disclosures including added disclosures about investments in equity instruments designated as at FVTOCI.

IFRS 9 is effective from annual period beginning on January 1, 2013. Earlier application is permitted with certain relief.

At this stage, the management of the Company is unable to assess the effect of implementing the standard on its financial condition and results of operations.

•
Amendment to IAS 27 (Amended) "Consolidated and Separate Financial Statements" (as part of  Improvements to IFRSs issued in 2010) - In the context of the amendment, clarification was made of the transitional provisions of amendments to other standards following adoption of IAS 27 (Amended) including: an amendment to IAS 21 "Effect of the Changes in Foreign Currency Exchange Rates", IAS 28 "Investment in Associated Companies" and IAS 31 "Rights in Joint Ventures", and determined that the amendments to the other standards will be implemented prospectively beginning from the date of adoption of the provisions of IAS 27 (Amended).

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AH.	New accounting standards and clarifications issued that are not yet effective (cont.)

•
The following are new accounting standards and clarifications which are not yet effective and, in the opinion of the Company’s management, are not applicable to the Group or their effect is considered immaterial:

(i)	Amendments to IFRS 7, Disclosures – Transfers of Financial Asset;

(ii)	Amendment to IAS 32, Financial Instruments: Presentation-Rights Issues;

(iii)	Amendment to IAS 24, Related Party Disclosure;

(iv)	Amendment to IFRIC 14, Prepayments of minimum funding requirements;

(v)
Amendments to IAS 12 "Income Taxes". The amendments provide an exception to the general principle in IAS 12 that the measurement of deferred tax assets and deferred liabilities should reflect the tax consequences that would follow from the manner in which the entity expects to recover the carrying amount of an asset. The effective date of the amendments is for annual periods beginning on or after 1 January 2012. Earlier application is permitted;

NOTE 3 -	BUSINESS COMBINATION

Investment in US real estate market - EDT

During the period from April through June 2010 the Company entered, through its jointly controlled entity, EPN, into a series of agreements (which are described below) for the purpose of acquiring the controlling interests in EDT Retail Trust (formerly known as Macquarie DDR Trust) ("EDT" or the "Trust"). EDT is an Australian publicly traded trust (ASX:EDT.AX), which holds and manages as of December 31, 2010 two US REIT portfolios of 48 retail properties. The properties have approximately 1.0 million sqm of lettable area of mainly community shopping centers across 20 states in the United States.

Pursuant to these agreements, on June 18, 2010 EPN acquired 47.8% of the unit holdings in the Trust for a total consideration of USD 116 million. In addition, EPN acquired a 50% interest in the entity which is the owner of the Responsible Entity of the Trust (the "US Manager") for approximately $ 3 million. The Responsible Entity is the company which looks after the day-to-day management of EDT, including its investments, strategy management and financing. Developers, Diversified Realty Corporation, an Ohio corporation specializing in real estate investments and assets management ("DDR"), remained as a 50% co-owner of the US Manager and continued to act as property manager of the Trust's assets.

According to the agreements, EPN has the right to appoint six board members out of eleven (55%) of the Responsible Entity's board of directors. Pursuant to the Responsible Entity's constitution, few decisions require at least seven affirmative votes including the unanimous vote of all non-independent directors. According to the Company management judgment, the rights specified in the Responsible Entity's constitution granted to the non-controlling interest do not give it the power to participate in the operating and financial decisions of EDT in its ordinary course of business, but only to protect its interests, and therefore fail to impair the Group's power to control the financial and operating policies of EDT. Therefore, the Company management  is in the opinion that the rights granted to the non-controlling interest with respect to those decisions do not affect the Company's ability to control the Responsible Entity.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 -	BUSINESS COMBINATION (Cont.)

Investment in US real estate market - EDT (cont.)

According to the constitution of EDT, Responsible Entity can be appointed or dismissed only by major vote of EDT's unit holders' general Company's management reached a conclusion that despite EPN share in EDT is lower than 50%, EPN possesses de-facto control over EDT hence EPN is the largest units holder in ETD (47.8% as of December 31, 2010) while the remaining units are widely spread between many other unit holders, many of which holds very low percentage in ETD. Therefore, management estimates that the 52.2% unit holders, as a group, has no effective ability to force replacement of the current Responsible Entity (in which, as noted above, the Company possesses control), in case such a decision would come to the general meeting of EDT's unit holders.

Consequently, the Company management is of the opinion that EPN has de facto control over EDT, which gives it the power to govern the financial and operating policies of EDT. Accordingly, EPN presents its investment in EDT on a fully consolidation basis. Given the jointly control agreement between Elbit Plaza USA (which is held by the Company and PC in equal shares) and Eastgate (the Group's partner in EPN), the Company presents its investment in EPN, and therefore indirectly in EDT, on a proportional consolidation basis based on 43.3%.

In the framework of the transaction:

(i)	EPN acquired a unit holding representing 15% of the Trust's units, pre-placement, through a 9.5 million Australian Dollar (“AUD”) (NIS 33 million) private placement (the “Placement”).

(ii)	EPN acquired from Macquarie Group Limited ("Macquarie") its 2.6% principal unit holding in the Trust for AUD 1.7 million (NIS 6 million).

(iii)
Subsequently, EPN participated in and was a sub-underwriter for a proposed recapitalization of EDT to raise approximately AUD 200 million (NIS 695 million) ("Recapitalization"). The Recapitalization was undertaken by way of a pro rata entitlement offer ("Entitlement Offer"). Following the completion of the Entitlement Offer. EPN became the largest unit holder of the Trust, with a 47.8% holding of the Trust’s units.

The net proceeds of the Placement and Entitlement Offer were used for the repayment of the amounts outstanding under EDT's unsecured debt and derivative liabilities.

Following the completion of the above transactions, commencing on June 18, 2010, EPN fully consolidates the financial statements of the Trust with non-controlling interest of 52.2%.

Liquidation of certain assets in EDT

Due to the likelihood of not being able to retrieve any equity value from the Trust's investment in a joint venture entity (MV LLC) portfolio and significant additional capital being required, the Trust, DDR and the loan servicer jointly requested that a court appoint a third party receiver to manage and liquidate the remaining assets within the portfolio. On 24 August 2010 a third party receiver was appointed over the remaining assets within the MV LLC portfolio. As a result the Trust no longer has joint control over MV LLC and in accordance with its accounting policies accounted for its interest in MV LLC at 31 December 2010 as an investment held at the lower of cost and net realisable value which was nil at that date (see note 13 A).

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 -	BUSINESS COMBINATION (Cont.)

Investment in US real estate market - EDT (cont.)

The following presents the fair value of assets acquired and liabilities assumed as of the date of closing the transaction (in thousands of NIS):

Item	100%	Company's share (43.3%)
Cash and cash equivalents	137,430	59,493
Trade and other receivables	143,245	62,011
Investment property	5,590,832	2,420,273
Deferred tax assets	12,292	5,321
Other assets	7,155	3,098
Trade payables	(15,357)	(6,648)
Interest bearing loans	(3,998,561)	(1,730,977)
Other accounts payable	(88,059)	(38,120)
Total net asset	1,788,977	774,451

The total purchase price and the fair value of the non-controlling interest as of the closing of the transaction were as follows (in thousands of NIS):

Total amount paid by EPN (*):	445,986
Fair value of non-controlling interest (**):	422,985
Total	868,971

(*)	The amount paid by the EPN (NIS 446 million) net of EPN's share in EDT's cash as of the transaction date (cash acquired) amounted to NIS 135 million.

(**)
The Company has chosen to measure non-controlling interests at fair value according to EDT's unit quote as of the closing date of the transaction. The non-controlling interest was evaluated at AUD 0.051 per unit, totaling $109 million (circa NIS 423 million).

As a result of the above, EPN recorded a gain from a bargain purchase of $240 million (NIS 917 million), and the Company recorded 43.3% out of this amount, totaling NIS 397 million, which is presented in the Company's 2010 statement of income.

Pro forma consolidated income financial data

	FOR THE YEAR ENDED DECEMBER 31, 2010
	Elbit	Elbit Plaza USA L.P.	Pro-Forma	Total
	(In thousand NIS)
	(Unaudited)

Revenues and gains	1,473,712	136,520	(397,082)	1,213,150
Profit (loss) for the period	73,525	8,809	(362,043)	(279,709)

Attributable to:
Equity holders of the Company	61,998	4,025	(315,724)	(249,701)
Non-controlling interest	11,527	4,784	46,319	(30,008)

For EDT's revenues and profit for the six-month period ended December 31, 2010, included in these financial statements, see note 28.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 -	BUSINESS COMBINATION (Cont.)

Pro forma consolidated income financial data (cont.)

The unaudited pro forma condensed income financial data for the year ended December 31 2010 includes the adjustments necessary to give effect to the acquisitions as if it had occurred on January 1, 2010. Major adjustments included in the pro forma condensed income financial data  are summarized below.

This pro forma financial information is not necessarily indicative of the combined future results.

a.
It was assumed that the cash raised in EDT's Placement and Entitlement Offer, and the repayment of the amounts outstanding under EDT's secured and unsecured debt and derivative liabilities occurred on January 1, 2010 (rather than during the second quarter of 2010). Accordingly, interest expenses and loss from derivative financial instruments for the six-month period ended June 30, 2010 were eliminated. Interest rates used were 3.25%-4.82% for EDT's secured and unsecured debt.

b.
Costs associated with the early repayment of EDT's secured and unsecured debt that were included in its unaudited interim financial information as of June 30, 2010 and was assumed to be repaid on January 1, 2010 was also eliminated for the six-month period ended June 30, 2010.

c.
Prior to the Group's takeover of EDT, EDT's fiscal year  ended on June 30, while that of the Company ends on December 31. In addition, EDT published semi-annual unaudited interim financial information as of December 31. Accordingly, adjustments have been made to EDT's financial data included in its annual financial statements as of June 30, 2010 and semi-annual un audited financial information as of December 31, 2009 in order to conform to the Company's fiscal year, that ends on December 31, 2010.

NOTE 4 -	SHORT-TERM DEPOSITS AND INVESTMENTS

A.	Composition:

	December 31
	2010		2009
	Interest
	rate
	%	(in thousand NIS)

Deposits at banks and financial institutions:
US dollar (i)	see (i) below	82,259	72,873
Euro (ii)	see (ii) below	111,980	172,810
NIS (iii)	see (iii) below	280,769	-
Others		13,615	9,946
		488,623	255,629

Marketable securities held for trading:
Government bonds		49,329	70,067
Corporate bonds		39,307	62,724
Shares		67,128	69,518
		155,764	202,309

Available for sale financial assets (iv)		141,429	81,843
Derivative measured at FVTPL (v)		49,914	23,938
		835,730	563,719

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 -	SHORT-TERM DEPOSITS AND INVESTMENTS (CONT.)

B.	Short-term deposits and investments (cont.)

(i)	An amount of NIS 12.6 million as of December 31, 2010 is restricted due to bank facility agreements signed to finance investment property in USA.

(ii)
An amount of NIS 50 million as of December 31, 2010 is restricted due to bank facility agreements signed to finance projects in Eastern Europe. This amount carries an annual interest rate ranging between 0% and 4.3%. The remaining amount as of December 31, 2010 of NIS 62 million is pledged as security for derivative and financial instrument transactions with banks and financial institutions which bears an interest of between 0.2%–1.2% and 1 month Euribor.

(iii)	Designated for the repayment of the Company debentures scheduled for 2011.

(iv)
Interest-bearing available-for-sale financial assets with a face value of NIS 130 million and NIS 86.9 million are outstanding as of December 31, 2010 and 2009, respectively. The available-for-sale financial assets have stated interest rates of 1% to 17.5% and stated fixed or no fixed redemption or maturity date. The balance as of December 31, 2010 includes in addition NIS 8 is due to 1 million shares of Park Plaza Hotels Limited (see note 12 C).

(v)
During 2009 PC entered into several forward transactions according to which PC will buy NIS and will sale Euro. All said transactions were settled during 2010 at a gain of NIS 23 million (in 2009: 9.8 million).

During 2010 in respect of PLN linked bond issuance (refer to note 19 f (2)), PC entered into a EUR-PLN cross-currency interest rate swap transaction in order to hedge the expected payments in PLN (principal and interest) and to correlate them with the EUR. PC will pay a fix interest of 6.98% and will receive an interest of six months WIBOR + 4.5% interest with the same amortization schedule as the schedule of the Polish bonds.

C.	For Liens – see note 23D.

NOTE 5 -	TRADE ACCOUNTS RECEIVABLES

	December 31
	2010	2009
	(in thousand NIS)

Outstanding accounts	68,997	53,653
Less - allowance for doubtful accounts	(13,913)	(8,604)
	55,084	45,049

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 -	OTHER RECEIVABLES

	December 31
	2010	2009
	(in thousand NIS)

Income taxes	4,321	5,660
Governmental institutions (i)	18,359	61,553
Related parties	5,241	8,627
Loans to third parties (ii)	61,291	27,852
Other	19,728	16,198
	108,940	119,890

(i)	Includes mainly VAT receivable due to projects in Romania and Poland.

(ii)
The balance as of December 31, 2010 includes current maturities in the amount of NIS 32 million with respect to loans provided to Park Plaza’s subsidiary regarding the sale of the Group's hotels in London (see note 9A (vi) and 12 C). The remaining balances as of December 31, 2010 and 2009 include loans mainly to partners in jointly controlled entities.

NOTE 7 -	PREPAYMENTS AND OTHER ASSETS

	December 31
	2010		2009
	Interest
	rate
	%	(in thousand NIS)

Restricted bank deposits designated for acquisition and construction of trading property (i)
Euro	0.25	-	31,018
Other	*	10,898	8,108
		10,898	39,126

Advance for plot purchase (ii)		256,538	235,444
Advance to suppliers		15,535	46,684
Prepaid expenses		12,334	13,952
		295,305	335,206

(*)	This amount bears an interest between 80% of the Warsaw interbank bid note (WIBID) and 3.5%.

(i)	Include mainly advances designated for projects in Poland paid by PC.

(ii)	Include mainly advances in the amount of NIS 244 million (2009: NIS 224 million) for the purchase of plots in India (see note 8D).

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 -	TRADING PROPERTY

A.	Composition:

	December 31
	2010	2009
	(in thousand NIS)

Balance as of January 1	4,157,610	3,279,775
Acquisition and construction costs	384,627	685,373
Disposal during the year	(5,186)	-
Capitalized borrowing costs	160,396	146,521
Write-down to net realizable value (see H below and note 26N)	(43,600)	(216,962)
Addition due to acquisition of subsidiary	-	152,215
Foreign currency translation adjustments	(461,606)	110,688
Balance as of December 31(1)	4,192,241	4,157,610

(1)
The balance as of December 31, 2010 includes cost of large scale projects (Bangalore in India, Casa Radio in Romania and Dream Island in Hungary) in a total amount of NIS 1,066 million (as of December 31, 2009 – NIS 943 million).  The abovementioned projects are expected to generate an operating cycle closer to eight years (refer to note 2E comparing other projects held by the Group).

B.	Additional information:

	December 31
	2010	2009
	(in thousand NIS)

Accumulated write-down to net realizable value	268,810	225,210

Composition of trading property per stages of development:
Operational (*)	695,652	478,742
Under construction	1,437,230	1,385,976
Under planning and design	2,059,359	2,292,892
Total	4,192,241	4,157,610

(*)	In accordance with PC's policy, commercial centers for which construction has been completed and which, as of the balance sheet date, are operational are designated for sale.

Regarding business segments and geographical areas see note 28.

Composition of trading property distinguished between freehold and leasehold rights:

	December 31
	2010	2009
	(in thousand NIS)

Freehold	2,948,987	2,743,509
Leasehold	1,243,254	1,414,101
	4,192,241	4,157,610

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 -	TRADING PROPERTY (Cont.)

C.	Additional information in respect of PC's trading property

As of December 31, 2010 PC has four commercial centers under operation, two of which have been completed during 2010 in Suwalki and Zgorzelec, in Poland. In addition, PC continues to make progress with the construction of six other projects (Torun in Poland, Kragujevac in Serbia, Koregaon Park and Kharadi in Pune, India, Casa Radio in Romania and Dream Island in Hungary). The remainder of PC's projects are either in the design phase or waiting for permits. Commencement of construction of these projects is depending, amongst other things, on the availability of external financing.

The following table summarises general information regarding PC's significant trading property projects (excluding trading property projects in India which are held jointly by PC and the Company (see D below).

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 -	TRADING PROPERTY (Cont.)

C.	Additional information in respect of PC's trading property (cont.)

			As of December 31, 2010
Project	Location	Purchase / transaction date	Rate of ownership by PC (%)	Nature of rights	Status of registration of land	Status of the project

Suwalki Plaza	Poland	Jun-06	100	Ownership	Completed	Operational
Zgorzelec Plaza	Poland	Dec-06	100	Ownership	Completed	Operational
Torun Plaza	Poland	Feb-07	100	Ownership	Completed	Under construction
Lodz	Poland	Sep-01	100	Ownership/ Perpetual usufruct	Completed	Planning and development stage
Lodz - new	Poland	Sep-09	100	Perpetual usufruct	Completed	Planning and development stage
Kielce Plaza	Poland	Jan-08	100	Perpetual usufruct	Completed	Planning and development stage
Lesnzo Plaza	Poland	Jun-08	100	Perpetual usufruct	Completed	planning and development stage
Liberec Plaza	Czech Republic	Jun-06	100	Ownership	Completed	Operational

Roztoky	Czech Republic	May-07	100	Ownership	Completed	Planning and development stage
Riga Plaza	Latvia	Feb-04	50	Ownership	Completed	Operational
Koregaon Park	India	Oct-06	100	Ownership	Completed	Under construction
Kharadi	India	Feb-07	50	Ownership	Completed	Under construction
Trivandrum	India	Jun-07	50	Ownership	Completed	Planning and development stage
Casa Radio	Romania	Feb-07	75	Leasing for 49 years	Completed	Under construction
Timisoara Plaza	Romania	Mar-07	100	Ownership	Completed	Planning and development stage
Miercurea Csiki Plaza	Romania	Jul-07	100	Ownership	Completed	Planning and development stage
Iasi Plaza	Romania	Jul-07	100	Ownership	Completed	Planning and development stage
Slatina Plaza	Romania	Aug-07	100	Ownership	Completed	Planning and development stage
Targu Mures Plaza	Romania	Mar-08	100	Ownership	Completed	Planning and development stage
Hunedoara Plaza	Romania	Feb-08	100	Ownership	Completed	Planning and development stage
Constanta Plaza	Romania	July-09	100	Ownership	Completed	Planning and development stage
Belgrade Plaza (*)	Serbia	Aug-07	100	Ownership	Completed	Planning and development stage
Kragujevac Plaza (*)	Serbia	Oct-07	100	Lease for 99 years	Completed	Under construction
Sport-Star Plaza (*)	Serbia	Dec-07	100	Land use rights	Completed	Planning and development stage
Shumen Plaza	Bulgaria	Nov-07	100	Ownership	Completed	Planning and development stage
Sofia Plaza Business Center	Bulgaria	Jan-09	51	Ownership	Completed	Planning and development stage
Dream Island (i)	Hungary	Sep-03	43.5	Land use rights	Completed	Under construction
Arena Plaza Extension	Hungary	Nov-05	100	Land use rights	Completed	Planning and development stage
Uj Udvar	Hungary	Sep-07	35	Ownership	Completed	Planning and development stage
Helios Plaza	Greece	May-02	100	Ownership	Completed	Planning and development stage

(*)
In respect of all the projects in Serbia, PC is retaining the 100% holding in these projects after a decision to discontinue the negotiations with a Serbian developer. As of the balance sheet date, PC paid an amount of €1.3 million (NIS 6 million) as part of a settlement agreement signed with the Serbian developer with an obligation to pay the developer every time there is major progress in the project.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 -	TRADING PROPERTY (Cont.)

D.	Additional information in respect of EPI's trading property

The following information is in respect of trading property which is held by Elbit-Plaza India Real Estate Holding Limited ("EPI"). EPI is jointly controlled by the Company and PC (see note 11D.)

(1)	Chennai, India

In December, 2007 EPI entered into a framework agreement, ("Framework Agreement"), with a third party (the "Seller") entitling EPI to acquire, through a Special Purpose Venture ("SPV"), up to 135 acres of land in Chennai, India. Under the Framework Agreement, the SPV will develop an integrated multi-use project comprising of exclusive residential projects to be comprised of villas (bungalows), high-rise buildings, related amenities, commercial and office areas and retail areas. Due to changes in market conditions, EPI and the SPV later decided to limit the extent of the project to 90 acres.

Under the Framework Agreement, EPI is to hold 80% of the SPV. The project land is to be acquired by the SPV in stages subject to such land complying with certain regulatory requirements and the due diligence requirements of EPI. Through December 31, 2010 the SPV acquired approximately 73 acres of the project land in consideration of a total of INR 2,292 million (NIS 182 million). In addition, as of such date, the SPV paid advances in the amount of INR 550 million (NIS 44 million) in order to secure acquisition of an additional 17 acres.

The parties have entered into a shareholders' agreement in respect of the management of the SPV, which provides, among other matters, for a five member board of directors, with one member appointed by the Seller for so long as it maintains a 10% holding in the SPV and four members appointed by EPI. The shareholders agreement also includes pre-emptive rights and certain restrictions pertaining to transferring of securities in the SPV. Profits from the SPV will be distributed in accordance with the parties' proportionate shareholdings, subject to EPI's entitlement to receive certain preferences out of the SPV’s cash flow, as determined in the agreements.

(2)	Bangalore, India

Amended Framework Agreement (March 2008)

In March, 2008 EPI entered into an amended and reinstated share subscription and framework agreement ("Framework Agreement"), with a third party (the "Partner"), and a wholly owned Indian subsidiary of EPI ("SPV"), to acquire, through the SPV, up to 440 acres of land in Bangalore, India (the "Project Land"). As of December 31, 2010, the SPV has secured rights over approximately 54 acres and the total aggregate consideration paid was approximately INR 2,843 million (NIS 225 million), presented in the statement of financial position as of December 31, 2010 and 2009 as trading property.

In addition, the SPV has paid to the Partner advances of approximately INR 2,536 million (NIS 201 million) on account of future acquisitions by the SPV of a further 51.6 acres. Such amount is presented in the statement of financial position as of December 31, 2010 and 2009 as other receivables, as prepayment and other assets (refer to note 7).

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 -	TRADING PROPERTY (Cont.)

D.	Additional information in respect of EPI's trading property (Cont.)

(2)	Bangalore, India (cont.)

As detailed below, on July 22, 2010, EPI, the SPV and the Partner entered into the New Framework Agreement which has not yet come into force. The New Framework Agreement provides that in case it does not eventually come into full force and effect, the terms of the Amended Framework Agreement will govern, according to which the Group's additional investments in the Project Land may reach up to INR 10,500 million (NIS 832 million).

New Framework Agreement (July 2010)

On July 22, 2010, due to changes in the market conditions  new arrangements between the parties, EPI, the SPV and the Partner entered into a new framework agreement ("New Framework Agreement") which established new commercial understandings pertaining, inter alia, to the joint development of the Project Land and its magnitude and financing, the commercial relationships and working methods between the parties and the distribution mechanism of the revenues from the Project Land.

In accordance with the New Framework Agreement, the following commercial terms have been agreed between the parties:

•	EPI will remain the holder of 100% of the shareholdings and the voting rights in the SPV.
•	The scope of the new Project will be decreased to approximately 165 acres instead of 440 acres.
•	The Partner undertakes to complete the acquisitions of the additional land in order to obtain the rights over said 165 acres.
•	The SPV and/or EPI will not be required to pay any additional amounts in respect of such acquisitions or with respect to the Project.

The Project will be executed jointly by the Partner and the SPV. The Partner (or any of its affiliates) will also serve as the general contractor of the Project, as well as the marketing manager of the Project. Under the New Framework Agreement the Partner is committed to a maximum construction costs, minimum sale prices and a detailed timeline and budget with respect to the development of the Project.

The profits from the Project (including the sale by the Partner or any transaction with respect to the original lands which do not form part of the said 165 acres) will be distributed in a manner by which the Group's share will be approximately 70% until such time that EPI’s investment in the amount of INR 5,780 million (approximately NIS 0.5 billion) (“EPI’s Investment”) plus an Internal Return Rate ("IRR") of 20% per annum calculated from September 30, 2009 is paid to the SPV (on behalf of EPI) (the "Discharge Date").

Following the Discharge Date, EPI will not be entitled to receive any additional profits from the Project and it will transfer to the Partner the entire shareholdings in the SPV for no consideration. In addition, the Partner has a call option, subject to applicable law and regulations, to acquire the entire shareholdings of the SPV, at any time, in consideration for EPI’s Investment plus an IRR of 20% per annum calculated on the relevant date.

The terms of the New Framework Agreement will enter into full force and effect upon execution of all of the Ancillary Agreements (as defined therein). Following such event the terms of the Amended Framework Agreement will be suspended, though may be revived upon occurrence of certain events as specified in the New Framework Agreement.

As of December 31, 2010 and 2009, the SPV operations are proportionately (50%) consolidated with those of the Company, since significant decisions in respect of the Project Land require the consent of both EPI and the partner.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 -	TRADING PROPERTY (Cont.)

E.	Disposals of trading property

In June, 2008, PC consummated the sale of its entire interest (100%) in a company which holds the rights in the Plzen Plaza shopping and entertainment center in the Czech Republic to Klepierre SA as part of a framework agreement signed in July 2005. As a result of this transaction, the Group recorded in its 2008 financial statements revenues from sale of trading property in the amount of NIS 328 million and recognized a gain of NIS 95 million.

As for indemnifications provided by PC to Klepierre, see note 23C.(6-7).

F.	As of December 31, 2010 the Group pledged trading property in the amount of NIS 1,303 million in order to secure borrowings provided to the Group by financial institutions. See also note 23D.

G.	As for commitments in respect of construction services and purchase of plots see note 23A (5).

H.
Most projects classified as trading property were valued as of December 31, 2010 by independent third party appraisers. PC's management made adjustments to the fair values determined by the relevant appraiser to reflect the net realizable value of each trading property by neutralizing the developer's expected profits on costs from the valuations.

Significant assumptions regarding the value of the projects upon completion (on the basis of weighted averages) used in the valuations as of December 31, are presented below:

	Retail		Offices
	2010	2009	2010	2009
Estimated rental prices per sqm per month (in EUR)
Romania	10-24	10-22	12-19	12.5
Czech Republic	10-15	13-15	13	13
Serbia	16-36	16-36	17	17
Latvia	15.8	17.4	N/A	N/A
Poland	12-18	14-18	11.75	11.75
Greece	30	30	N/A	N/A
Hungary	10-22	10-24	11.5	11.5
Bulgaria	16.5-21	12-22	11.67	12
India	13-22	10-18	7-13.5	10.7

Average risk adjusted yield used (in percentage)
Romania	7-9.7	7.00-9.70	7-9.65	9.65
Czech Republic	7.25-8	7.50-8.25	7.5	7.50
Serbia	9.25-10.5	9.25-10.50	9.25	9.25
Latvia	8.75	9.25	N/A	N/A
Poland	7.75-8.25	7.75-8.50	7.75	7.75
Greece	7.75	7.25	N/A	N/A
Hungary	8-9	8.75-9.00	8.5	8.75
Bulgaria	9-9.75	8.50-9.25	8.5	8.5
India	9-13	10-12	11-12	12

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 -	DEPOSITS, LOANS AND OTHER LONG-TERM BALANCES

A.	Composition:

	December 31
	2010	2009
	(in thousand NIS)

Deposits at banks and financial institutions (i)	115,574	111,451
Held to maturity financial instruments (ii)	180,042	315,101
Financial instruments designated at FVTPL (iii)	66,411	70,481
Derivative measured at FVTPL (iv)	215,712	109,656
Convertible loan for the acquisition of interest in jointly controlled subsidiary (v)	-	20,144
Loans to third parties (vi)	102,867	15,968
Loans to associates	4,130	2,698
Others	6,952	3,252
	691,688	648,751
Less - allowance for doubtful debts	(14,173)	(23,056)
Less - current maturity (vi)	(31,673)	-
	645,842	625,695

(i)
December 31, 2010: Comprised mainly of NIS 69 million linked to the Euro and bearing annual interest rate of 0.2%-1.2% per annum, NIS 16 million linked to the $ bearing no interest and NIS 22 million linked to the NIS bearing interest of 1.5% per annum. The deposits are mainly pledged as security for the repayment of interest rate swap transactions, long term borrowing, construction and other liabilities obtained by Group companies, which have been included as due and payable concurrently with the liabilities repayment dates.

(ii)
During 2007 and 2008 the Company (through its wholly owned subsidiary) and PC entered into several transactions with several financial institutions, according to which the Company and PC invested an amount of € 35.0 million (NIS 166 million) and € 38.0 million (NIS 180 million), respectively, in financial notes ("Notes") for a period of 15 years. The Notes bear an interest of 11.5%-12% per annum, which is payable only if the margin between the 30 years Euro swap interest rate and the 10 years Euro swap interest rate (measured on a daily basis) is higher than the margin stated in the agreement. The issuers have a call option to redeem the Notes at par value in a specific dates included in the investments agreements and any quarter thereafter. The principal amount of the Notes is 100% protected at the maturity date. In August 2009 and March 2010, Notes issued to the Company with a par value of Euro 15 million (NIS 71 million) and Euro 20 million (NIS 95 million), respectively, were redeemed by the issuers.

(iii)
In February 2008, PC entered into a financial transaction with an issuing bank, according to which PC invested an amount of € 13 million (NIS 62 million) in financial notes ("Notes") which pays a variable interest linked to the 10 year EUR CMS (Constant Maturity Swap, which is the mid-market annual swap rate) rate subject to a minimum annual interest rate of 6.25% and a maximum annual interest rate of 12.50%. The Note maturity date is February 19, 2018. The principal is 100% protected at maturity. Gain adjustments to fair value in 2010 amounted to NIS 5.5 million (in 2009: gain of NIS 17 million).

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 -	DEPOSITS, LOANS AND OTHER LONG-TERM BALANCES (CONT.)

A.	Composition (cont.):

(iv)	a)
During 2007 and 2008 PC executed several cross currency interest rate swap transactions with Israeli banks in the total principal amount of NIS 1,103 million. In accordance with the terms of the agreement, PC will pay the banks an interest of 6M Euribor plus a margin of 2.2%-3.6% and will receive 4.5%-5.4% interest linked to the Israeli CPI with the same amortization schedule as PC's series A and B debentures. In addition, at each payment date of the debentures, PC will receive principal amount in NIS and will pay the principal amount in Euro (subject to the amortization schedule). The derivatives are measured at fair value through profit and loss. The fair value was computed based on a valuation technique by a third party expert. Accordingly, a gain of NIS 167 million was recorded in 2010 (in 2009 and 2008 - a gain of NIS 71 and NIS 96 million, respectively).

In January 2009, PC settled a swap transaction in the total principal amount of NIS 304 million in respect of its series A debentures for a total consideration of €13.1 million (NIS 71 million). Concurrently, a long term deposit in the amount of 5.3 million Euro (NIS 29 million) was released.

As of December 31, 2010 PC maintains an interest rate swap with par value of NIS 799 million which cover significant portion of its series B debentures. The fair value of said transaction as of December 31, 2010 amounts to NIS 250 million out of which 50 are presented as short term.

As of December 31, 2010, PC has pledged a security deposit in the amount of NIS 73 million (refer to (i) above.

For commitments regarding the derivatives see note 30 C.(7)

b)
During 2010, in respect of PLN linked bond issued by PC (refer to note 19 _F (2)_), PC entered into a EUR-PLN cross-currency interest rate swap transaction in order to hedge the expected payments in PLN (principal and interest) and to correlate them with the EUR.   PC will pay a fix interest of 6.98% and will receive an interest of six months WIBOR + 4 .5% with the same amortization schedule as the schedule of the Polish bonds.

c)
In respect of Suwalki project loan, PC hedges its exposure to cash flow due to floating interest rate. As a result, in June 2010, PC entered into swap transaction in which it will pay fixed interest rate of 2.02% and receives Euribor three months on a quarterly basis starting on June 30, 2011 and ending on June 30, 2014. The principle amount is EUR 22 million. PC established a bail mortgage up to EUR 4 million encumbering the real estate project.

d)
In respect of Kragujevac project loan, PC hedges its exposure to cash flow due to floating interest rate. As a result, in October 2010, PC entered into swap transaction in which it will pay fixed interest rate of 1.85% and receives 3 months Euribor on a quarterly basis starting on January 1, 2012 and ending on December 31, 2014.

The fair value of all the said transactions (b-d) as of December 31, 2010 is immaterial.

e)
The balance as of December 31, 2010 also includes an amount of GBP 3 million (NIS 16 million) with regard to the sale of the Group's hotels in London. Said amount represents the fair value of a derivative contemplated in the sale agreement (see note 12 C).

(v)	See note 23 B (7).

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 -	DEPOSITS, LOANS AND OTHER LONG-TERM BALANCES (CONT.)

A.	Composition (cont.):

(vi)
The balance as of December 31, 2010 includes an amount of NIS 89 millionis with respect to long-term loans provided to Park Plaza’s subsidiary regarding to the sale of the Group's hotels in London (see note 6 (ii) and 12 C).

B.	Liens - see note 23D.

NOTE 10 -	INVESTMENTS IN ASSOCIATES

A.	Composition:

	December 31
	2010	2009
	(in thousand NIS)

Cost (i)	102,786	104,919
Accumulated losses, net	(65,946)	(54,883)
Impairment charges	-	(2,611)
Acquisition of subsidiaries	-	(2,598)
Disposal of an associate	(10,329)
Foreign currency translation adjustments	(1,384)	(3,230)
	25,127	41,597

(i) Including goodwill	27,917	37,056

B.	Gamida Cell Ltd. ("Gamida")

Gamida is engaged in the development of stem cell therapeutics based on its proprietary technologies for stem cells expansion, currently in clinical development for hematological malignancies, as well as future regenerative cell based medicines. As of December 31, 2010, the Group holds 31.6% in Gamida's voting and equity rights (29.3% on a fully diluted basis) and the rights to appoint 20% of the board members.

In February 2006, Teva Pharmaceutical Industries Ltd. ("Teva"), one of Gamida's shareholders, and Gamida executed an agreement for the establishment of a JV Company ("JV"). The sole purpose of the JV is commercialization of certain products based on Gamida's technology.

C.	The following is summarized data outlining items extracted from the associates' financial statements:

	As at December 31 and for the year then ended
	2010	2009	2008
	(in thousand NIS)

Assets	58,267	100,026	231,281
Liabilities	(41,324)	(53,875)	(164,132)
Net assets	16,943	46,151	67,149
Revenues	615	22,729	28,792
Loss	(36,343)	(29,566)	(35,745)

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 -	ADDITIONAL INFORMATION AS TO INVESTMENTS IN SUBSIDIARIES AND CHANGES THEREOF

A.	Elbit Medical Technologies

On November 24, 2010, the Company closed a transaction to restructure its holdings in the medical companies InSightec Ltd. ("InSightec") and Gamida Cell Ltd. ("Gamida"), under Elbit Medical Technologies Ltd. (formerly Enter Holdings 1 Ltd.), an Israeli company traded on the TASE ("Elbit Medical"), which as of such date was a shell public company without any operation. In consideration for the Group's shares of InSightec representing 69.3% of InSightec's outstanding share capital (see note (1) below) and the Group's shares of Gamida representing 31.6% of Gamida's outstanding share capital (see note 10 B above), the Company was issued Elbit Medical shares representing a 90% interest in Elbit Medical and was granted options at zero exercise price to acquire shares of Elbit Medical, which together with the aforesaid shares constitute 97.9% of Elbit Medical's share capital (on a fully diluted basis).

In addition, on December 8, 2010, Elbit Medical issued shares in a private placement in the aggregate amount of NIS 19 million (approximately $4.8 million), including a two year option to invest an additional aggregate amount of NIS 19 million (approximately $4.8 million). As for December 31, 2010, the Company holds 93.4% of Elbit Medical on a fully diluted basis.

●	InSightec Ltd. ("InSightec")

(1)
InSightec Ltd. is engaged in the development, manufacturing and marketing of medical treatment systems, based on a unique technological platform, which combines the use of a focused ultrasound beam and a magnetic resonance imaging guided focused ultrasound treatment equipment  ("MRgFUS technology") intended for the treatment of non-invasive tumors in the human body.

Substantially all of InSightec's current sales are derived from a few applications of InSightec's products. Other applications of InSightec's technology are in the early stages and there can be no assurance that these applications will be successful InSightec is continuing research and development for additional applications for such products. As of December 31, 2010, the Group holds 71% in InSightec and 54.8% on a fully diluted basis. The fully diluted holdings in InSightec is calculated including all of InSightec options exercisable into InSightec's ordinary shares which were approved and granted as of December 31, 2010, and excluding options approved for granting but not yet actually granted.

(2)
As of December 31, 2010, General Electric Health Care ("GE") holds approximately 15.38% of InSightec’s shares on a fully diluted basis. The shareholders agreement stipulates several limitations on the execution of certain material transactions or activities not in the ordinary course of business of InSightech, without obtaining GE’s prior approval. In addition, the approval of certain transactions requires the vote of 70% of InSightec's preferred B shares of which as of December 31, 2010 the Company holds 64.3%. The shareholders agreement also imposes certain limitation and rights on shares transactions and rights for the Group and GE ,in case one party  fundamentally breach the agreement, to acquire the other's stake in InSightec, at certain penalty value.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 -	ADDITIONAL INFORMATION AS TO INVESTMENTS IN SUBSIDIARIES AND CHANGES THEREOF (Cont.)

A.	Elbit Medical Technologies (cont.)

●	InSightec Ltd. ("InSightec")(cont.)

(3)
In March 2009, InSightec signed an agreement for an internal round of financing in the aggregate amount of $15.0 million (NIS 56 million), which was fully invested during 2009. The investment is in the form of series B preferred shares of InSightec at a price of $6 per share. The series B preferred shares are senior to all other shares and junior to all creditors. Each series B preferred share may be converted at any time at the holder’s discretion into the number of ordinary shares equal to the original issue price of the shares divided by $6. Upon a qualified IPO, the shares will be automatically so converted. In the event InSightech is sold, liquidated or wounded up for any reason, the holders of series B preferred shares shall receive on a pro rata basis among themselves, prior to any payments to any other equity holders, the original issue price of the series B preferred shares.

Within the framework of the agreement all the holders of InSightec's preferred A shares and convertible notes converted their shares and/or their notes into InSightec's preferred B shares. In addition, all warrants granted by InSightec within the framework of investment round executed in August 2006, were converted into InSightec's ordinary shares. As a result of this transaction, the Group recorded a gain of approximately NIS 14.6 million in 2009, which was recorded in the statement of income.

Following the preferred B agreement the non-controlling interests have no commitments to cover the losses of InSightec. As a result, commencing April 1, 2009 until December 31, 2009 the Group consolidated 100% of InSightec's losses. Commencing January 1 2010, the Company applies IAS 27 (Revised), and accordingly InSightec's losses are divided between the Company and InSightech's non-controlling interest according to each party’s holding rights in InSightech. (See note 2AH).

(4)	In December 2009, the Group acquired from GE 1 million shares of InSightec for a total consideration of $ 2 million dollars (NIS 7.9). Said amount was recorded in the financial statements as goodwill.

(5)
In February 2011, the Company committed to provide InSightec financial supporting up to an amount of $20 million (under terms to be agreed between the parties according to market conditions), in order to enable InSightec to continue its operations until February 2012.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 -	ADDITIONAL INFORMATION AS TO INVESTMENTS IN SUBSIDIARIES AND CHANGES THEREOF (Cont.)

B.	Plaza Center N.V. ("PC")

(1)
PC conducts its activities in the field of establishing, selling and operating shopping and entertainment centers, as well as other mixed use projects (retail, office, residential) in Central and Eastern Europe, and India. As of December 31, 2010 the Group holds 62.35% in PC (58.30% on a fully diluted basis).

(2)
On October 20, 2008 PC announced its intention to commence a share repurchase    program in the framework of which PC will purchase up to approximately 19.3 million shares, representing approximately 6.6% of PC's share capital. In addition, the Company also informed its intention to purchase PC's shares which shall be executed within the above-mentioned limit of PC's repurchasing program. During January 2009, PC purchased additional approximately 5.3 million of its shares in a total consideration of € 3.5 million (NIS 18 million) and the Company purchased additional approximately 4.6 million shares in the total consideration of € 3.1 million (NIS 16.6 million). As a result of these transactions the Group recorded a gain of approximately NIS 64 in the financial statements of 2009. Such gains represent the excess shareholders' equity acquired by the Group over the consideration paid.

In October 2009, PC and the Company sold all the shares acquired within the framework of the repurchase program. The aggregate consideration for the shares sold by PC and the Company was € 22 million (NIS 120 million) and € 7 million (NIS 38 million), respectively. These transactions resulted in a total loss of approximately NIS 44 million which was recorded in the statement of income for 2009.

In August 2010, the Company sold 15 million shares of PC. The gross proceed of the Company for such sale was approximately NIS 98 million.

The difference between the book value of the shares sold and the consideration received (resulted in a loss) is approximately NIS 48 million recognized to the equity holders of the Company.

C.	BEA Hotels N.V. ("BH")

As of December 31, 2010 the Group, through its wholly owned subsidiary, Bea Hotels N.V ("BH"), holds the rights in the following hotels:

(1)
BH is a party to shareholder agreements with Park Plaza N.V. (a public company whose shares are traded on the AIM) relating, as of December 31, 2010, to four hotels in the Netherland. In accordance with the terms of these agreements, BH and Park Plaza have equal representation in the board of directors of each hotel company. The agreements also provide for rights of first refusal, tag along and drag along rights. See note 23 A.(1)

(2)	100% of the voting and equity rights in a company that holds and operates the Radisson Astrid and Park Inn hotels in Antwerp, Belgium.

(3)
Approximately 77% of SC Bucuresti Turism S.A. ("Bucuresti") which owns the Radisson hotel complex consisting of the Radisson hotel and the Centrivlle hotel (an apartment hotel), located in Bucharest, Romania. Bucuresti was purchased through a privatization tender published by the State Ownership Fund of the Romanian government, which was approved by the supreme court of Romania For information concerning legal actions filed in connection with the purchase and ownership of Bucuresti shares - see notes 23A.(1)  23B.(5)

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 -	ADDITIONAL INFORMATION AS TO INVESTMENTS IN SUBSIDIARIES AND CHANGES THEREOF (Cont.)

D.	Elbit- Plaza India Real Estate Holding Ltd. ("EPI")

On August 25, 2008, the Company and PC executed an agreement in the framework of which, PC acquired 47.5% of the Company's shareholding in EPI for a nominal value plus assignment of 50% of the shareholders loans granted by the Company to EPI up to the closing date, which totaled to NIS 419 million. As at the closing date EPI held plots in Bangalore and Chennai, India (see note 8D). Following the execution of the transaction the Company and PC each hold 50% of the voting rights in EPI and 47.5% of its equity rights. The additional 5% equity rights are allotted to the Company's former Executive Vice Chairman of the Board, which were granted to him within the framework of an agreement executed in January 2008.(see note 27B.(5). The Company and PC each has the right to appoint 50% of the board members of EPI.

In addition, PC paid to the Company an advance payment in the amount of € 4.2 million (NIS 23 million) ("Advance") which is equal to 50% of the shareholders loan granted by the Company to its investment in the Kochi Island project (see note13C) The Company will hold in trust 50% of the rights in the Kochi Island in favor of PC. The Company provided PC with a guarantee, which shall be exercised in the event the Company fails to transfer all its rights in the Kochi Island to EPI (or alternatively to transfer 50% of the said rights to PC). The guarantee will expire on August 25, 2011.

E.	Elbit Plaza USA, L.P.

Framework agreement for a Joint Venture in the United States (see also note 3)

In February 2010 Elbit Plaza USA, L.P. (“Elbit Plaza USA”), a real estate investment venture jointly formed by the Company and PC, entered into a framework and co-investment agreement with Eastgate Property LLC, an affiliate of an established U.S.-based international real estate fund manager ("Eastgate", and together with Elbit Plaza USA, the "Sponsors".

Under the agreement each party committed to invest $100 million (for a combined total of $200 million) in a U.S. investment platform. The Sponsors established a U.S. real estate investment fund, EPN Real Estate Fund, LP (the "Fund") to seek third party investors to co-invest with the Sponsors in investments in the U.S. retail and commercial real estate sectors. The agreement provides that the parties will identify and locate potential investments during a two-year period in which the Sponsors will acquire assets or enter into joint ventures with owners of relevant assets or portfolios, with the objective of selling the acquired assets or holding them until the end of the term of the Fund, which is intended within a five-to-seven-year period of the initial closing of the Fund, which is intended within a five-to-seven-year period of the initial closing of the Fund. For details of a transaction that closed in June 2010, see note 3.

In June 2010, the Fund raised $31 million (NIS 120 million) in capital commitments from Menora Mivtachim Insurance Ltd. and certain of its affiliates (“Menora”). Menora's commitment currently represents a 13.4% interest in the U.S. investment platform, through its 99.8% holding in the Fund. The first investment vehicle of the U.S. investment platform is EPN GP LLC ("EPN"), in which Elbit Plaza USA and Eastgate each hold a 43.3% ownership interest, and the remaining 13.4% ownership interest is held by the Fund.  Menora will have the right to appoint an observer to observe meeting of thr investment committee of EPN, but such observer shall not have any voting power.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 -	ADDITIONAL INFORMATION AS TO INVESTMENTS IN SUBSIDIARIES AND CHANGES THEREOF (Cont.)

F.
As of December 31, 2010, the Group holds 4 joint venture companies which hold and operate four hotels in the Netherland; 11 joint ventures companies which are in various stage of development and construction of trading property in Eastern Europe and India; 2 joint venture companies which hold plots in India; and one joint venture company which holds EDT trust as mentioned in note 3 and E above.

The following is summarized data outlining the items of the proportionately consolidated companies' financial statements as included in the Company's consolidated financial statements based on the Company's share:

	At December 31 and for the year then ended
	(in thousand NIS)
	2010	2009	2008

Current assets	1,251,942	1,283,657	984,051
Non-current assets	2,401,327	694,544	651,129
Current liabilities	(629,941)	(1,049,477)	(460,202)
Non-current liabilities	(1,555,770)	(216,994)	(523,434)
Net assets	1,467,558	711,730	651,544

Revenues*	808,060	242,847	246,346
Expenses*	(364,716)	(325,650)	(282,431)
Net profit (loss)*	443,344	(82,803)	(36,085)

*	Include 3 joint venture companies which held and operated three hotels in the UK and that were sold during 2010 (see note 12 C(.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 -	PROPERTY, PLANT AND EQUIPMENT

A.	Composition:

December 31, 2010:

	Real estate
	Hotels
	Operating	Under construction	Other	Other fixed assets	Total
	( i n t h o u s a n d N I S )

Cost:
Balance as of January 1	1,775,478	95,168	36,922	194,308	2,101,876
Additions during the year	12,513	10,230	-	27,762	50,504
Subsidiaries initially consolidated during the year	77,223	-	-	-	77,223
Disposals during the year	(4,902)	-	-	(53,992)	(58,894)
Disposals in respect of subsidiaries ceased to be proportionately consolidated during the year (C below)	(542,276)	-	-	-	(542,276)
Foreign currency translation adjustments	(224,522)	(6,185)	(4,775)	(4,876)	(240,358)
Balance as of December 31	1,093,514	99,213	32,147	163,202	1,388,076

Accumulated depreciation:
Balance as of January 1	197,057	-	3,313	48,234	248,604
Additions during the year	53,311	-	1,287	26,927	81,525
Disposals during the year	(2,716)	-	-	(14,459)	(17,175)
Disposals in respect of subsidiaries ceased to be proportionately consolidated during the year (C below)	(86,174)	-	-	-	(86,174)
Foreign currency translation adjustments	(26,617)	-	(467)	(1,666)	(28,750)
Balance as of December 31	134,861	-	4,133	59,036	198,030

Provision for impairment:
Balance as of January 1	48,841	-	8,163	9,339	66,343
Impairment loss recognized (de-recognition) (see note 26N (i))	(13,367)	-	-	2,634	(10,733)
Disposals during the year	-	-	-	(4,071)	(4,071)
Foreign currency translation adjustments	(5,743)	-	(1,056)	(436)	(7,235)
Balance as of December 31	29,731	-	7,107	7,466	44,304
Payment on account of fixed assets	-	-	-	11,464	11,464

Net book value	928,922	99,213	20,907	108,164	1,157,206

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 -	PROPERTY, PLANT AND EQUIPMENT (CONT.)

A.	Composition (cont.):

December 31, 2009:

	Real estate
	Hotels
	Operating	Under construction	Other	Other fixed assets	Total
	( i n t h o u s a n d N I S )
Cost:
Balance as of January 1	1,654,059	85,895	35,942	173,373	1,949,269
Additions during the year	64,736	8,113	-	20,983	93,832
Subsidiaries not previously consolidated	-	-	-	517	517
Disposals during the year	(1,112)	-	-	(3,072)	(4,184)
Disposals in respect of subsidiaries exit from consolidation-	-	-	-	(366)	(366)
Foreign currency translation adjustments	57,795	1,160	980	2,873	62,808
Balance as of December 31	1,775,478	95,168	36,922	194,308	2,101,876

Accumulated depreciation:
Balance as of January 1	112,027	-	2,738	28,739	143,504
Additions during the year	60,782	-	504	20,623	81,909
Disposals during the year	(1,063)	-	-	(1,008)	(2,071)
Disposals in respect of subsidiaries exit from consolidation-	-	-	-	(97)	(97)
Foreign currency translation adjustments	25,311	-	71	(23)	25,359
Balance as of December 31	197,057	-	3,313	48,234	248,604

Provision for impairment:
Balance as of January 1	32,900	-	7,946	7,566	48,412
Impairment loss recognized (see note 26 N.(i))	15,129	-	-	1,500	16,629
Foreign currency translation adjustments	812	-	217	273	1,302
Balance as of December 31	48,841	-	8,163	9,339	66,343
Payment on account of fixed assets	-	-	-	791	791

Net book value	1,529,580	95,168	25,446	137,526	1,787,720

B.	Composition of real estate assets included in property plant and equipment distinguished between freehold and leasehold rights:

	December 31
	2010	2009
	(in thousand NIS)

Freehold rights	983,922	1,222,264
Leasehold rights	65,119	288,822
Net book value	1,049,041	1,511,086

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 -	PROPERTY, PLANT AND EQUIPMENT (CONT.)

C.	Disposal of UK hotels

On December 29, 2010 BH has entered into a Share Purchase Agreement and Loan Agreements entered into with Park Plaza Hotels Limited (“Park Plaza”) and its subsidiary, with regard to the sale of its holdings in three companies that it jointly controlled with Park Plaza, which owned a 45% interest in the Park Plaza Riverbank Hotel, a 50% interest in the Park Plaza Victoria Hotel and a 45% interest in the Park Plaza Sherlock Holmes Hotel, all in London, England (collectively: the “Hotels”). Prior to this transaction, these hotels were jointly owned by the Company and Park Plaza and were managed by Park Plaza.

The transaction was fully closed on December 31, 2010, and the total capital gain recorded in the Company's 2010 statement of income amounted to NIS 199 million. For additional financial data regarding the effect of the disposal of the UK hotels on the financial statements, see note 28C (1)(ii).

The total consideration for the transaction in the amount of  £21 million (NIS 115 million), will be paid in the following manner: (i) two loans provided by BH to Park Plaza’s subsidiary, each in the amount of £8 million bearing an annual interest at the rate of 7%. Under the first loan, the principal amount will be paid in seven equal quarterly consecutive installments the first of which was scheduled to be paid on December 31, 2010 (achieved in very early January 2011), and under the second loan, the entire principal amount will be paid on the third anniversary of the closing date; interest payment on both loans will be paid quarterly. (ii) issuance and allotment of one million ordinary shares of Park Plaza, with a current market price of £1.5 million (NIS 8 million), based on the quotation of such shares’ price on Alternative Investment Market (AIM) of the London Stock Exchange; and (iii) an additional payment in the aggregate amount of up to £3.5 million, that shall be made on the fifth anniversary of the closing date (December 31, 2015) and shall be subject to certain adjustments, based on the market price of Park Plaza's shares, as set forth in the agreement. Based on its terms, this additional payment is classified as a derivative and its fair value as of December 31, 2010 amounted to NIS 16 million.

As part of the transaction, Park Plaza assumed and undertook certain guarantees of the Company in favor of a bank in the amount of approximately £11.9 million, with respect to the indebtedness owed by the companies which hold the Hotels.

D.	Annual depreciation rates - see note 2N.

E
As of December 31, 2010 the Group pledged property plant and equipment in the amount of NIS 970 million in order to secure borrowings provided to the Group by financial institutions. See also note 23D.

F.
Within the framework of the lease agreement, the Company has undertaken to finalize the construction in July 2010. During 2010 the Company received an extension to additional 3 years until July 2013. Within the framework of the lease agreement the Company has provided the Israeli Land Authority ("ILA") with two bank guarantees in the aggregate amount of NIS 10 million linked to the increase in the Israeli consumer price index in order to secure the Company's undertakings under the lease agreement.  In accordance with the lease agreement, in case of non-compliance with its terms the contract can be canceled.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 -	INVESTMENT PROPERTY

A.	Composition:

	December 31
	2010	2009
	(in thousand NIS)
At fair value
Balance as of January 1	99,881	95,682
Subsidiaries initially consolidated (i)	2,420,273	-
Additions during the year (ii)	30,686	-
Net gain (loss) from fair value adjustments	40,226	2,334
Disposal during the year (i)	(107,430)	-
Foreign currency translation adjustments	(251,314)	1,865
Balance as of December 31	2,232,322	99,881

(i)	See note 3.

(ii)	Including payments on account of investment property.

Refer to note 23D (3) for information on non-current assets pledged as security.

B.	Valuation basis

(i)	The key assumptions used in determining fair value were in the following ranges for the Group’s investment property portfolio:

EDT
	Independent Valuations	Directors Valuations
	Range	Range

Discount rate	6.50%-10.50%	n/a
Terminal yield	6.75%-9.50%	n/a
Capitalization yield	6.50%-8.75%	7.56%-16.65%
Expected vacancy rate	1.00%-9.00%	0.00%-10.00%
Rental growth rate	0%-3%	0%

(ii)
Capitalization rates used in the independent valuators and Directors’ valuations involve judgment using the most recent information available from the investment property market. The impact on the profit for the Group, by having a higher and lower capitalization rate is shown in the table below.

Profit (Loss)
December 31 2010
(in thousand NIS)

Capitalization rate - increase 50bps	(67,954)
Capitalization rate - decrease 50bps	187,713

Refer to Note 2 AF (1) g for more information.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 -	INVESTMENT PROPERTY (CONT)

B.	Valuation basis (cont.)

(iii)	Contractual obligations

As for commitments in respect of construction services and purchase of plots see note 23A (3).

(iv)	Leasing arrangements

Some of the investment properties are leased to tenants under long term operating leases with rentals payable monthly.

	December 31
	2010	2009
	(in thousand NIS)

Minimum lease payments under non-cancellable operating lease of investment properties not recognized in the financial statements are receivable as follows:
Within one year	161,997	N/A
Later than one year but not later than five years	457,095	N/A
Later than five years	209,080	N/A
Balance as of December 31	828,172	N/A

C.	Land plot in Kochi, India

In September 2006, the Company together with an Indian corporation ("Project SPV") wholly  owned by an unrelated third party (the "Third Party Shareholder") entered into an agreement (as amended in January 2007) for the purchase of a land located in Kochi, India. In accordance with the terms of the agreement, the Company and Project SPV acquired 13 acres ("Property A") for a total consideration of INR 1,495 million (NIS 118 million) payable subject to fulfillment of certain obligations and conditions by the seller in respect of the land including obtaining all permissions required for construction thereon and making good and marketable title with regard to Property A and others ("Conditions Precedent"). The additional 28 acres ("Property B") would be transferred by the seller to the Project SPV without any consideration and the seller will be entitled to receive 40% of the constructed area which will be built by the Project SPV on Property B. The agreement also provides that if the seller fails to comply with the aforementioned conditions precedent by an agreed date, the Project SPV and the Company shall have the right to terminate the agreement and the seller will then refund all amounts paid under this agreement plus interest at a rate of Libor +1%. As of December 31, 2010, the net book value of the project totaled NIS 33 million.

In September 2006, the Company, the Third Party Shareholder and the Project SPV entered into a share subscription agreement according to which the Company transferred to the Project SPV its respective rights in the land acquired in consideration of 50% shareholding and voting rights in the Project SPV. As of December 31, 2010 and the approval date of these financial statements the allotment of the shares by the Project SPV to the Company has not yet been executed since it is subject to certain regulatory provisions in respect of the land and the securing of sanctioned plans. However, as the Company holds the right to appoint two directors in the Project SPV's board which constitutes 50% of the voting rights in the Project SPV, the Project SPV's financial statements were proportionally consolidated (50%) with those of the Group's consolidated financial statements as of December 31, 2010 and 2009 and for each of the three years in the period ended December 31, 2010.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 -	INVESTMENT PROPERTY (CONT.)

D.	Charter Hall, U.S. - Prepayment on account of investment property

In December, 2010, an indirect subsidiary of EPN Investment Management, LLC (“EPN”), signed an agreement to purchase seven retail shopping centers located in Georgia, Oregon and Florida in the U.S. from certain affiliates of Charter Hall Retail REIT, with a total Gross Lettable Area (GLA) of approximately 650,000 square feet (approximately 60,000 square meters). The purchase price of these properties will be US$75 million, out of which an amount of US$22.7 million shall be paid by way of assumption of property-level debt (the “Assumed Debt”).

The closing of the transaction is contingent upon, inter alia, the receipt of the approval of the applicable lenders to the assignment and assumption of the Assumed Debt, consents from applicable ground lessors' to the sale of three of the properties which are subject to ground leases, and other closing conditions.

NOTE 14 -	OTHER ASSETS AND DEFERRED EXPENSES

Composition:

	December 31
	2010	2009
	(in thousand NIS)
Cost
Prepaid leasehold rights	13,991	15,184
Other	17,883	21,118
	31,874	36,302

Accumulated amortization and impairment
Prepaid leasehold rights	10,494	10,533
Other	220	3,478
	10,714	14,011

Amortized cost	21,160	22,291

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 -	INTANGIBLE ASSETS

Composition:

	December 31
	2010	2009
	(in thousand NIS)

Cost
Goodwill (i)	51,883	51,192
Distribution rights	4,815	4,815
	56,698	56,007
Accumulated amortization and impairment
Distribution rights	8,382	2,521

Amortized cost	48,316	53,486

(i)
The goodwill is attributable to the following cash generating units: an amount of NIS 27 million (2009: NIS 31 million) to the Bucuresti hotel and an amount of NIS 18 million (2009: NIS 20 million) to the activities of InSightec.

The goodwill attributable to Bucuresti was tested for impairment based on the fair value of the Bucuresti complex which was determined based on independent third party appraiser who used the net operational cash flow expected to be generated from the hotel complex discounted in applicable interest rate. (The rates used as for December 31, 2010 and 2009 were 8%-9% and 9%-10.25%, respectively).

The goodwill attributable to InSightec was tested for impairment based on the fair value of InSightec which was determined based on the latest internal round in InSightec shares.

The Group did not record any impairment loss in respect of its goodwill as a result of these impairment tests.

NOTE 16 -	SHORT-TERM CREDITS

A.	Composition:

	December 31
	2010		2009
	Interest
	rate
	%	(in thousand NIS)

US dollars	Libor+ 2.15	86,039	91,518
Euro (i)	Euribor+0.4-5.5, Libor +2.25	972,350	1,010,786
NIS	Prime+ 1.3	50,931	39,302
Others (ii)		78,595	46,892
		1,187,915	1,188,498
Current maturities (see note 23E)		1,258,631	1,030,466
		2,446,546	2,218,964

(i)	Include NIS 729 million (2009: NIS 676 million) for the purpose of financing trading property.

(ii)	Include NIS 79 million (2009: NIS 46 million) for the purpose of financing trading property.

B.	Liens and financial covenants - see note 23D and 23E.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 -	PAYABLES AND OTHER CREDIT BALANCES

	December 31
	2010	2009
	(in thousand NIS)

Income taxes	13,314	14,227
Other governmental institutions	6,758	8,248
Wages and fringe benefits	41,692	44,262
Accrued interest payable	42,120	48,108
Real estate taxes payable	20,636	-
Related parties	7,423	11,848
Liability in respect of acquisition of trading property	8,051	16,313
Loan from third parties	25,013	26,452
Accrued expenses, commissions and others	31,438	31,992
	196,445	201,450

NOTE 18 -	OTHER LIABILITIES

	December 31
	2010	2009
	(in thousand NIS)

Liability in respect of construction services (i)	73,897	86,164
Income in advance	52,692	31,801
	126,589	117,965

(i)
Within the framework of an agreement for the acquisition of 75% holding in a company which holds the Casa Radio Project in Romania (Project Company), PC has undertaken to ensure that the Project Company will construct an office building for the Government of Romania at the Project Company’s own costs.

NOTE 19 -	BORROWINGS

A.	Composition:

	December 31
	2010	2009
	(in thousand NIS)
At amortized cost:
Loans from banks, financial institutions and other (see D below)	2,213,161	1,516,772
Debentures issued by the Company (see E below)	2,672,347	2,417,046
Debentures issued by PC (see F2 below)	562,583	151,230
Convertible debentures (see G below)	101,450	99,038
	5,549,541	4,184,086
At fair value through profit and loss:
Debentures issued by PC (see F1 below)	1,233,351	1,193,713
	6,782,892	5,377,799
Less - current maturities (see note 23E)	(1,258,632)	(1,030,466)
	5,524,260	4,347,333

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 -	BORROWINGS (CONT.)

B.	Linkage basis and interest rates:

	December 31, 2010
	Interest rates	(in thousand NIS)
	%

NIS	6.25	101,450
NIS	Israeli CPI + 4.5-6.0	3,438,500
NIS	Prime+0.5	495
Euro	Euribor + 1.75-3. 5	503,789
Euro	5.2 – 5.5	257,900
NIS (i)	Israeli CPI + 4.5-5.4	922,839
US dollar	Libor+ 2.25-4.0	399,467
US dollar	4.1-6.4	1,087,708
PLN	Wibor + 4.5	70,744
		6,782,892

(i)	As for swap transactions executed in respect of these debentures - see note 9A (iv)

C.	Repayment schedule:

December 31
2010
(in thousand NIS)

2011 - current maturities	1,258,631
2012	814,614
2013	1,249,495
2014	907,832
2015	1,100,296
2016 and thereafter	1,452,024
6,782,892

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 -	BORROWINGS (CONT.)

D.	The following table provides breakdown of the Group's loans from banks and financial institutions:

	December 31
	2010	2009
	(in thousand NIS)

Loans provided to the Company and Elscint (i)	274,963	309,837
Loans provided to PC	14,657	16,586
Loans provided to Companies mainly in the investment property and hotels segments	1,923,541	1,190,349
	2,213,161	1,516,772

(i)
As part of the loan agreements signed between the Company, Elscint (a fully-owned subsidiary) and an Israeli bank, an arrangement to accelerate repayment was established as follows: (i) amounts received by the Company or Elscint, from public or private offerings of their securities (and/or of their subsidiaries which were financed by the loan funds), as part of a business merger, as a result of the realization of assets and/or investments, or as a result of refinancing or any other receipt of capital by the Company or Elscint  (and/or their subsidiaries, as above), will be used first to repay the loans; (ii) net amounts to be received from realization of the shares of PC or BH, or shares of their subsidiaries, by means of sale or issuance to a third party or the sale of a project owned thereby - (in full or in part), will serve to repay part of the loans (relative to the portion sold) that  financed  the investment in shares or projects realized, as the case may be; (iii) part of the net amounts to be received from refinancing will be used initially to repay the loans. Regarding financial covenants see also note 23 E.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 -	BORROWINGS (CONT.)

E.	Following are the significant terms of the Company's debentures as of December 31, 2010

				Amortized cost
	Linkage	Interest		as at December 31,
Series	basis	rate	Repayment terms	2010	2009
		%		(in thousand NIS)

A	Israeli CPI (i)	6.0	10 semi-annual equal installments commencing August 2009	477,564	600,038
B	US dollar	Libor+2.65	10 semi-annual equal installments commencing August 2009	36,476	49,842
C	Israeli CPI (i)	5.3	10 annual installments commencing September 2009	407,160	447,206
D (ii)	Israeli CPI (i)	5.0	8 annual installments commencing April 2013	750,987	698,769
E	Israeli CPI (i)	6.3	10 annual installments commencing July 2012	73,372	71,687
F	Israeli CPI (i)	5.7	6 annual installments commencing October 2010	468,559	549,504
G (iii)	Israeli CPI (i)	5.08	5 annual installments commencing December 2014	458,229	-
				2,672,347	2,417,046

(i)	Linked to the increase in the Israeli CPI over the base index as of the date the debentures were issued.

The debentures are un-secured and non-convertible and are registered for trade on the Tel Aviv Stock Exchange (“TASE”). The debentures terms(except for series E, F and G) provide that the debentures will be prepaid by the Company at the option of the trustee or the holders of the debentures, if the Company’s securities are de-listed from trade on the TASE and on the Nasdaq Global Select Market jointly.

(ii)	In November 2010, the Company issued an additional NIS 35 million par value series D debenture in the TASE. The total aggregate net consideration received amounted to NIS 37.3 million.

(iii)
During 2010, the Company issued a total of NIS 471.5 million par value series G debentures on the TASE bearing a fixed interest rate of 5.08% per annum linked to the increase in the Israeli CPI. The total aggregate net consideration received amounted to NIS 455.3 million. The series G debentures are to be paid in five annual installments as follow:

December 2014 - 10% of the principal (NIS 47 million).
December 2015 and 2016 - 20% of the principal (NIS 189 million).
December 2017 and 2018 - 25% of the principal (NIS 236 million).

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 -	BORROWINGS (CONT.)

F.	PC's debentures are un-secured and non-convertible and are registered for trade in Tel Aviv Stock Exchange (“TASE”) and in addition PC issued debentures to institutional investors in Polland.

The debentures traded in TASE will be repaid by PC, inter alia, at the option of the trustee or the holders of the debentures if PC delays the publication of its financial statements for more than 60 days from the dates provided by applicable law, or if the debentures cease to be rated for a period of more than 60 days.

Under the offering memorandum for the issuance of the Polish debentures, certain circumstances shall be deemed events of default giving the bond holders the right to demand Early Redemption, which includes among others the following covenants:

a)	Breach of the Cash Position as a result of payment of dividend or the buy-back programme.
b)	Breach of certain financial ratios.
c)	Failure to repay material debt.

Following are the significant terms of PC's debentures as of December 31, 2010:

(1)	PC's debentures measured at fair value through profit and loss ("FVTPL”):

				Fair value		Payments to be paid contractually at maturity
	Linkage	Interest		as of December 31,		as of December 31,
Series	basis	rate	Repayment terms	2010(ii)	2009(ii)	2010(ii)	2009(ii)
		%		(In thousand NIS)		(In thousand NIS)

A	Israeli CPI (i)	4.5	8 annual equal installments commencing December 2010	310,514	323,139	303,760	339,411
B	Israeli CPI (i)	5.4	5 annual equal installments commencing July 2011	922,837	870,574	880,381	860,744
				1,233,351	1,193,713	1,184,141	1,200,155

(i)
The debentures are linked (principal and interest) to the increase of the Israeli CPI over the base index at the date of the debentures' issuance. As of December 31, 2010 PC has swap transactions in respect of part of its Series B debentures with par value of NIS 799 million. As for additional information - see note 9A ((iv)a))

(ii)
PC's debentures (except the additional Notes issued during 2009 and 2010-see below) were designated to FVTPL in accordance with the provisions stipulated in note 2U. The Fair value of PC's debentures as of December 31, 2010 and 2009 was determined based on their quoted market price in the TASE (see note 30D(2)d and note 2 AF.(1)e.).

(2)	PC's debentures measured at amortized cost

During 2009 and 2010, PC issued to Israeli Investors approximately an additional NIS 452.5 million principal amounts of Series B Notes (the "Additional Notes") for an aggregate consideration of approximately NIS 482 million. The terms of the Additional Notes are identical to PC's terms of the Series B debentures described above.

In November 2010, PC completed the first tranche of a bond offering to the Polish institutional investors. PC raised a total of PLN 60 million (circa NIS 72 million). The unsecured bearer bonds governed by Polish law (the “Bonds”) have a three year maturity and will bear interest rate of six months Polish Wibor plus a margin of 4.5%. Interest will be paid to holders every six months and principal after three years.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 -	BORROWINGS (CONT.)

G.
Series 1 convertible debenture issued by the Company in 2009 bearing a fixed interest rate of 6.25% per annum, without linkage. The Series 1 convertible debentures are to be paid in two equal installments on December 31, 2013 and December 31, 2014 and are convertible into the Company's ordinary shares at the price of NIS 128 per share until July 31, 2013 and at the price of NIS 200 per share thereafter.

The debentures are un-secured and are registered for trade in Tel Aviv Stock Exchange (“TASE”). The equity component of the convertible debentures amounted to NIS 19.3 million and it was calculated based on reports of a third party experts in accordance with the provisions mentioned in note 2U. Such equity component was recorded directly to the Company's shareholders' equity as share premium. The effective interest rate, while taking into consideration the equity component and issuance costs, is 4.9%.

H.	Liens and financial covenants - see note 23D and 23E.

NOTE 20 -	OTHER LONG-TERM FINANCIAL LIABILITIES

A.	Composition:

	December 31
	2010	2009
	(in thousand NIS)

Loans from the Office of Chief Science ("OCS") (i)	23,636	27,970
Derivative designated as hedging instrument (ii)	-	39,220
Embedded derivative financial liability carried at fair value through profit and loss (iii)	1,599	27,969
Loan from third parties (iv)	50,297	1,527
	75,532	96,686

(i)
The liability to the OCS reflects the total  grants received from the OCS by InSightec net of royalties paid up to each balance sheet date discounted at the applicable interest rate for similar loans having the same terms and conditions (2010 -31%, 2009 - 28%). InSightec is obliged to pay royalties to the OCS -in respect of products, the development of which was funded by grants provided by the OCS - at a rate of 3.5% of revenues as from 2007 and up to the amount of the grants received. Refund of the grants is contingent on future revenues and InSightec has no obligation to refund the grants if sufficient revenues are not generated. InSightec’s technology developed with OCS funding is subject to transfer restrictions, which may impair its ability to sell its technology assets or to outsource manufacturing. The restrictions continue to apply even after InSightec has paid the full amount of royalties’ payable for the grants. In addition, the restrictions may impair InSightec’s ability to consummate a merger or similar transaction in which the surviving entity is not an Israeli company. The revenues used in determining the liability to the OCS were taken till 2017 as InSightec's management estimates that this is the year in which its obligation towards the OCS will be settled.

(ii)
As part of an overall refinance entered into in November 2010 by several Groups companies, an arrangement to interest rate swap transaction with a financial institution, executed in March 2006, has been fully settled.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 -	OTHER LONG-TERM FINANCIAL LIABILITIES (CONT.)

A.	Composition (cont.):

(iii)
December 31, 2009 - Within the framework of a credit facility agreement executed in March 2006, B.H. jointly controlled subsidiaries holding 3 hotels in the U.K. were committed to pay the financing bank additional exit fee. As part of the refinance mentioned above the financial institution fully waived the liability presented as of December 31, 2009.

December 31, 2010 -Within the framework of a credit agreement executed in April 2010 B.H. jointly controlled subsidiary that holds a hotel in Netherland is committed to pay the financing bank additional exit fee.

(iv)
In September, 2010 DDR has originated a USD 14 million (NIS 49 million) (the Group share) mezzanine loan, to a subsidiary of EDT, secured by equity interests in six prime shopping center assets owned by EDT. The seven-year mezzanine loan has a fixed interest rate of 10% providing the flexibility to repay in whole or in part after December 2012.

NOTE 21 -	OTHER LONG TERM LIABILITIES

A.	Composition:

	December 31
	2010	2009
	(in thousand NIS)

Pre-paid rent income	947	1,289
Provisions	8,881	11,309
Retirement benefit obligation (see B below)	4,177	4,852
	14,005	17,450

B.
The Group companies' liability to employees upon their retirement includes, primarily, voluntary and/or involuntary termination severance payments as well as adaptation grants. The liabilities are partially covered by ordinary deposits to employees’ accounts at accredited pension and severance-pay funds and/or by acquiring insurance policies. Such deposits are not under the custody or management of the Group companies.

The Company’s executive President's terms of employment by EIL shall be taken into consideration in calculating the period of his employment by the Company, for all purposes. EIL undertook to transfer to the Company’s ownership all amounts deposited in severance-pay funds, in order to cover all rights accumulated throughout the period of the executive President’s employment with EIL. As of December 31, 2010, balances of NIS 0.9 million have not yet been transferred to the Company.

The obligations of foreign subsidiaries in respect of severance-pay to their respective employees, in terms of the laws of their respective countries of residence, and various valid labor agreements are generally covered by ordinary payments executed to that end to governmental institutions, as well as by current payments to insurance companies for pension benefits and by the balance-sheet accrual.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 -	OTHER LONG TERM LIABILITIES (CONT.)

B.	(Cont.)

The amount included in the balance sheet arising from the Group's obligation in respect of its defined benefit plans is as follows:

	December 31
	2010	2009
	(in thousand NIS)

Present value of funded defined benefit obligation	20,093	18,400
Fair value of plan assets	(15,916)	(13,548)
Net liability arising from defined obligation	4,177	4,852

The principal assumptions used for the purposes of the actuarial valuations were as follows:

	December 31
	2010	2009
	%	%

Discount rates	5.3	1.7-3.1
Expected return on plan assets	2.6-7.7	2.6-3.5
Expected nominal salaries increase	5	5.4-6

NOTE 22 -	INCOME TAXES

A.	Composition:

	Year ended December 31
	2010	2009	2008
	(in thousand NIS)
Current	(1,076)	2,320	6,153
Deferred	6,087	(31,980)	23,195
In respect of prior years	(91)	(5,911)	(4,612)
	4,920	(35,571)	24,736

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 -	INCOME TAXES (CONT

B.	Principle tax laws applicable to the major Group companies in their country of residence:

(1)	Israel

a.
The provision for current taxes of the Company and its  Israeli subsidiaries  was determined until 2007 in accordance with the provisions of the Israeli Income Tax Ordinance and the Income Tax Law (Adjustments for Inflation)-1985, which established the measurement of the results for tax purposes on a real basis pursuant to changes in the consumer price index.

In February 2008, an amendment to the Israeli tax was approved by the Israeli parliament which determined that the validity of the Adjustments for Inflation Law would end in 2007, and, commencing from 2008, the provisions of that law would no longer apply, except for transitional provisions intended to avoid distortions in the tax computations. In accordance with the amendment, from the tax year 2008 and thereafter, the adjustment of income for tax purposes to a real measurement basis will no longer be calculated.

Corporate tax rate applicable to companies in Israel in 2010 is 25% (in 2009 and 2008 - 26% and 27%, respectively) which will decrease gradually to 18% in 2016.

b.	As from January 1, 2003, certain statutory provisions came into force and effect, concerning, among other things, the tax reform in Israel in respect of the following:

1.	(i)
Taxation of profits of foreign companies considered as Controlled Foreign Companies ("CFC"), if all the following conditions are met: (i) its shares or its rights on it are not listed in a stock exchange, however if they are partly listed, then less than 30% of the shares or of the rights of the company were offered to the public (ii) majority of revenues thereof are passive, as same is defined by law, or majority of profits thereof derive from passive revenues; (iii) the tax rate applying to the passive profits thereof in their country of residence does not exceed 20%; and (iv) more than 50% of the means of control therein are held, directly or indirectly, by Israeli residents. In accordance with the statutory provisions, a controlling shareholder in those companies having unpaid profits, as defined by law, is deemed to have been distributed as a dividend representing its respective share in such profits ("Deemed Dividend").

(ii)	Taxation of a dividend received in Israel, out of profits generated or accrued abroad, as well as a dividend originating abroad.

A Deemed Dividend and/or the distribution of dividends, as stated, will be subject to a tax rate of 25%, less withholding taxes which would have been paid abroad in respect of such dividend, had it in fact been distributed. Each Israeli assessee has the right to elect, at its sole discretion, to be assessed according to the Israeli corporate tax rate less taxes payable abroad in respect of these profits (including under certain circumstances taxes payable by a company held by the distributing company), as the case may be.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 -	INCOME TAXES (CONT.)

B.	Principle tax laws applicable to the major Group companies in their country of residence (Cont.):

(1)	Israel

b.	(cont.)

2.
Capital gain from the realization of assets which were acquired subsequent to January 1, 2003 will be taxed at a rate of 25%. Capital gain for assets which were acquired before January 1, 2003, will be taxed at a rate of 25% for the portion of the gain relating to the period subsequent to this date up to the realization date and corporate tax rate for the portion of the gain relating to the period from the acquisition date up to January 1, 2003.

3.	Method of loss offsetting - regarding business losses, capital losses, passive losses, marketable securities losses and CFC losses.

c.
During 2004, the Company, EIL and Elscint have finalized an arrangement with the Israeli Tax Authorities, effective from December 31, 2002, whereby a new tax basis has been determined for the Company’s investments (on a consolidated basis) in foreign subsidiaries ("Regulated Revaluation" and "Regulated Assets"). The arrangement provides for no additional tax to be imposed in Israel on gains generated from the realization of Regulated Assets, and on dividends distributed therefrom, and all up to the amount of the Regulated Revaluation.

d.
On August 25, 2010, the Israeli Tax Authority approved the request made by the Company for restructuring (hereinforth – "restructuring approval"), in accordance with the provisions of the Tax Ordinance. Within the framework of the restructuring, the Tax Authority approved the execution of a procedure composed of several stages, at the end of which Elbit Medical Technologies Ltd., the direct subsidiary of the Company, became the owner of the Group's entire holdings in InSightec and in Gamida.

Within the framework of the restructuring approval, Elbit Medical Technologies Ltd. undertook, inter alia, to hold 15.4% of InSightec's shares, which were transferred to it from the Company, for a period of at least two years from the date of transfer. If the conditions determined by the Tax Authority will not follow, the said transfer will impose a tax liability on the Company or its transferring subsidiaries.

(2)	The Netherlands

a.
Companies resident in the Netherlands are subject to corporate income tax at the general rate of 25.5% (25% commencing the year 2011).  The first EUR 200,000 of profits are taxed at a rate of 20%.  Tax losses may be carried backwards for one year and carried forward for nine years. As part of the measures to handle the consequences of the economic crisis, taxpayers can elect for an extension of the loss carry backwards period to three years (instead of one year). The election is only available for losses suffered in the taxable years 2009, 2010 and 2011. If a taxpayer makes use of the election, two additional limitations apply: (i) the loss carry forward period for the taxable years 2009, 2010 and/or 2011 will be limited to a maximum of six years (instead of nine years); and (ii) the maximum amount of loss that can be carried backwards to the second and third year preceding the taxable year will be limited to EUR 10 million per year. The amount of loss that can be carried back to the year directly proceeding the taxable year for which the election is made will remain unrestricted.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 -	INCOME TAXES (CONT.)

B.	Principle tax laws applicable to the major Group companies in their country of residence (Cont.):

(2)	The Netherlands

b.
Under the participation exemption rules, income (including dividends and capital gains) derived by Netherlands companies in respect of qualifying investments in the nominal paid up share capital of resident or non resident investee companies, is exempt from Netherlands corporate income tax provided the conditions as set under these rules have been satisfied. Such conditions require, among others, a minimum percentage ownership interest in the investee company and require the investee company to satisfy at least one of the following tests:

(i) Motive Test, the investee company is not held as passive investment;
(ii) Tax Test, the investee company is taxed locally at an effective rate of at least 10% (calculated based on Dutch tax accounting standards);
(iii) Asset Test , the investee company owns (directly and indirectly) less than 50% low taxed passive assets.

c.
Dividend distributions from a Netherlands company to qualifying Israeli corporate shareholders holding at least 25% of the shares of such Netherlands company is subject to withholding tax at a rate of 5% provided certain compliance related formalities have been satisfied. In other situations, dividend distributions from Netherlands companies to Israeli shareholders are subject to withholding tax at a rate of 15%.

(3)	England

a.
Operating income and capital gains generated by the British resident group companies are subject to a 28% tax rate. Dividends received from an England Resident company is taxed in accordance with the jurisdiction of the company receiving the dividend (in the Netherlands - tax exempt); No tax credits are allowed for distributed dividends.

b.
Profit from rent of real estate held as an investment and let in England by companies not resident in England, are charged to England income tax at 22%. Any gains on disposal are not taxable in the England.

(4)	India

The corporate income tax applicable to the income of Indian subsidiaries is 33. 2175%. Minimum alternate tax (MAT) of 16.99% is applicable to the book profits (i.e. profits shown in the financial statements), if the final tax payable is higher of the MAT liability or Corporate tax payable. If taxes are paid under MAT, then credit to the extent of MAT paid over corporate tax is available (MAT credit). MAT Credit will be credited if the company has taxable profits in the following ten years. Capital gains on sale of fixed assets (on which tax depreciation has not been claimed) and real estate assets are taxed at the rate of 22.145% provided that they were held for more than 36 months immediately preceding the date of the transfer, or 33.2175% if they were held for less than 36 months. Dividends paid out of the profits are subject to Dividend Distribution Tax at the rate of 16.61%. There is no withholding tax on dividends distributed by an Indian company. Business losses can be offset against taxable income for a period of eight years from the incurrence year's end. There is no limit for carry forward of unabsorbed depreciation.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 -	INCOME TAXES (CONT.)

B.	Principle tax laws applicable to the major Group companies in their country of residence (Cont.):

(5)	Cyprus

The taxation of companies incorporated in Cyprus is based on tax residence and all companies are taxed at the rate of 10%. Dividend income and profits from the sale of shares and other titles of companies are tax exempt. There is no withholding tax on payments of dividends to non-resident shareholders or shareholders that are companies resident in Cyprus. Companies, which do not distribute 70% of their profits after tax, as defined by the relevant tax law within two years after the end of the relevant tax year, will be deemed to have distributed as dividends 70% of these profits. A special levy at 15% will be payable on such deemed dividends to the extent that the shareholders (companies and individuals) are Cyprus tax residents. The amount of deemed distribution is reduced by any actual dividends paid out of the profits of the relevant year during the following two years. This special levy is payable for the account of the shareholders.

(6)	USA

a.
The US federal corporate income tax rate is 35%. Some states may also impose corporate income taxes, which vary from zero to approximately 12%, resulting in an effective corporate tax rate of generally around 40%. The federal tax rate on corporate capital gains is the same as that of ordinary income.

b.
The statutory withholding tax rate on US sourced income is generally 30%, which may be lowered under a relevant tax treaty. The US-Israel Tax Treaty sets a 17.5% withholding tax on interest payments to Israeli corporations, and a 25% or 12.5% withholding on dividends (depending on share of ownership).

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 -	INCOME TAXES (CONT.)

C.	Effective tax rate:

The following is reconciliation between the income tax expenses computed on the pretax income at the ordinary tax rates applicable for the Company ("the theoretical tax") and the tax amount included in the consolidated statement of operations:

	Year ended December 31
	2010	2009	2008
	(in thousand NIS)

Company's statutory tax rate (%)	25	26	27

Profit(loss) before income taxes	77,638	(706,549)	(4,259)

The theoretical tax	19,410	(183,703)	(1,150)

Differences in tax burden in respect of:

Exempt income, net of unrecognized expenses	(63,226)	24,410	(59,028)
Utilization of prior-year losses for which deferred taxes had not previously been recorded	(10,114)	(7,781)	(32,451)
Losses and other timing differences for which deferred taxes had not been recorded	144,919	128,815	153,358
The effect of different measurement principles applied for the financial statements and those applied for income tax purposes (including exchange differences)	(145,767)	(17,518)	(79,253)
Differences in tax rates on income of foreign subsidiaries	59,046	22,576	43,655
The Group's share in results of associated companies	1,450	3,736	3,455
Taxes for prior years	(1,463)	(5,911)	(4,612)
Other differences, net	665	(195)	762
	4,920	(35,571)	24,736

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 -	INCOME TAXES (CONT.)

D.	Carry forward losses and deductions:

As of December 31, 2010 the Group companies had accumulated tax losses and deductions amounting to NIS 2,201 million, which may be utilized in the coming years against taxable income at rates ranging from 10% to 35% depending on the country of residence. The realization of the carry-forward losses is subject to taxable income available in those periods when these losses are deductible. As to the limitation on utilizing InSightec’s losses as a result of a merger pursuant to section 103 of the Income Tax Ordinance, at the amount of approximately  NIS 82 million.

Tax laws in respect of certain Group subsidiaries operating outside of Israel have set a time limitation on the utilization of losses. Accordingly, the right to utilize carry-forward losses in the amount of NIS 2,201 million, against taxable income, will gradually expire over the following years:

December 31
2010
(in thousand NIS)

2011	6,491
2012	8,225
2013	18,255
2014	24,888
2015 and thereafter	2,143,293
2,201,152

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 -	INCOME TAXES (CONT.)

E.	Deferred income taxes:

(1)	Composition:

Year ended December 31, 2010:

	Balance as of January 1, 2010	Charge to profit and loss account	Charged to foreign currency translation reserve	Charge to hedging reserve	Foreign currency translation adjustments	Initially-consolidated subsidiary	Balance as of December 31, 2010
	(In thousand NIS)
Accelerated depreciation differences in respect of property plant and equipment and fair value adjustments of investment property	(33,031)	(3,553)	(2,594)	-	4,936	(52)	(34,294)
Differences between fair value of real estate at acquisition and related cost for income tax purposes	(30,064)	(1,549)	-	-	3,067	5,131	(23,415)
Timing differences - income and expenses	(18,317)	(4,840)	22,286	-	198	-	(673)
Carry forward tax losses and deductions	39,438	3,852	-	-	(4,681)	-	38,609
Net deferred taxes	(41,974)	(6,090)	19,692	-	3,520	5,079	(19,773)

Year ended December 31, 2009:

	Balance as of January 1, 2009	Charge to profit and loss account	Charged to foreign currency translation reserve	Charge to hedging reserve	Foreign currency translation adjustments	Initially-consolidated subsidiary	Balance as of December 31, 2009
	(In thousand NIS)
Accelerated depreciation differences in respect of property plant and equipment and investment property	(29,556)	(3,081)	-	-	274	(668)	(33,031)
Differences between fair value of real estate at acquisition and related cost for income tax purposes	(30,008)	195	-	-	(251)	-	(30,064)
Timing differences - income and expenses	(54,018)	42,304	(2,680)	(348)	(3,455)	(120)	(18,317)
Carry forward tax losses and deductions	45,758	(7,438)	-	-	1,118	-	39,438
Net deferred taxes	(67,824)	31,980	(2,680)	(348)	(2,314)	(788)	(41,974)

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 -	INCOME TAXES (CONT.)

E.	Deferred income taxes (cont.)

(2)	The deferred taxes are presented as follow:

	December 31
	2010	2009
	(in thousand NIS)

Long-term liabilities	(19,773)	(41,974)
Long-term receivables	2,738	-
	(17,035)	(41,974)

(3)	The Group did not record deferred tax assets in respect of the following items:

	December 31
	2010	2009
	(in thousand NIS)
Accelerated depreciation differences in respect of property plant and equipment and investment property	34,875	48,873
Timing differences - income and expenses	7,330	8,427
Carry forward tax losses and deductions	621,289	530,001
	663,494	587,301

F.	Final tax assessments

The Company, Elscint and certain Israeli subsidiaries have received final tax assessments, through 2003. Certain foreign group companies have received final tax assessments while others have not been assessed since incorporation.

G.	Deferred taxes in respect of investment in investee companies

As of December 31, 2010, the Group did not recorded deferred tax liability, in respect of gains from realization of certain investee companies or upon receiving their retained earning as dividend, in the amount of NIS 295 million.

H.	The total accumulated current and deferred taxes expenses, which were charged directly to the shareholders' equity, as of December 31, 2010, and 2009 is NIS 24,093 and NIS (3,898) thousands.

G.	Tax Merger

On March 7, 2011 the Company and Elscint have completed merger procedure according to which the Company has merged Elscint ("Merger"). In accordance with a pre ruling from the Israeli Tax Authorities, the Merger will not impose any tax liability on the Company and Elscint. The merger however is subject to several conditions as specified below:

(1)
Majority of the assets transferred to the Company in the Merger and majority of the assets owned by it immediately prior to the Merger will not be sold during the period of two years following the Merger date. For this purpose, “majority of the assets” are the assets which market value at the Merger date was more than 50% of the total market value of the Company’s assets on that date;

(2)
The Controlling Shareholder of the Company is not allowed to sell more than 10% of the Company’s total shares, and/or to dilute its rights in the company under 25.29%, at any time during the two years following the Merger date.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 -	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS

A.	Commitments

(1)	Hotels' management fees

The Group’s hotels located in the Netherlands are managed by Park Plaza Hotel Group ("Park Plaza") and the Group's hotels located in Romania and Belgium are managed by the Rezidor Group ("Rezidor" and together with Park Plaza "Management Companies"). The respective Group's companies owning the hotels will pay the Management Companies certain agreed upon fee  which will be calculated as percentage from the hotels room revenue ("Base fee") as well as certain agreed upon percentage from the hotels gross operating profit ("Management fee") and all as defined in the agreements. The companies owning the hotels will also participate in certain portions of the expenses incurred by the Management Companies in the course of performance of their due obligations (mainly marketing and advertising expenses). Within the terms of the management agreements with Park Plaza the  Group's companies were granted a sub-franchise by Park Plaza allowing them the utilization, throughout the term of the management agreements, of the "Park Plaza" name, in relation to the hotels owned and operated thereby, in consideration for royalties not exceeding certain percentage of their room revenues ("Franchise fee"). See note 26 F.

In 2010 a new management agreement with Rezidor was signed which includes not only Radisson Blu Bucuresti hotel but also apartment hotel complex, Centreville. The new agreement which is in force commencing December 2010 will be effective till 31/12/2033.

Upon the termination of the management agreement by the Group, the companies owning the respective hotel (except the Bucuresti hotel) are obliged to pay to the respective Management Company an amount equal to the Base fee, the Management  fee and the Franchise fee (if applicable), paid to the Management Company in the 12 months period preceding such termination. In the specific event of a sale of the Victoria Hotel in Amsterdam, Park Plaza shall also be entitled to receive 2.5% of any profit generated from such a sale.

(2)	InSightec - global distribution agreement

In 2005 InSightec signed a Global Distribution Agreement with GE Healthcare (hereinafter; “GEHC”) according to which GEHC was awarded exclusive global distribution rights for marketing and sale of all InSightec's products, subject to compliance with specific business threshold requirements. The agreement also enabled InSightec to continue direct sales of its products worldwide. Following several amendments within the agreement, the financial position valid as of December 31, 2010, is: GEHC will continue to distribute InSightec's products on an non-exclusive basis, prices have been agreed for cases in which GEHC purchases products for the purpose of reselling to final customers, and sale commissions were agreed as a percentage dependent on the degree of involvement by the GE sales department. It should be noted that in North America GEHC has exclusivity for one year, and in Japan GEHC has exclusivity for only one application.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 -	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

A.	Commitments (cont.)

(3)	Investment properties' management fee

EDT’s investment properties located in the United States are managed by Developers Diversified Realty Corporation, an Ohio corporation specializing in real estate investments and assets management ("DDR"), which is also 50% co-owner of the U.S. manager (see note 3). In accordance with the management and operating agreement the respective Group's companies owning such investment properties pay DDR fees for providing property management, construction management and leasing commission for rental of space to tenants and all as defined in the agreements. DDR may also be paid for maintenance services, performing legal services, tax preparation services, asset disposition fees and loan extension fees.

(4)	Minimum future rental payments

Minimum future rental payments due under the Group's current operating leases as of December 31, 2010 are as follows:

Year ended December 31,	(in thousand NIS)

2011	45,283
2012	44,092
2013	42,193
2014	38,789
2015	38,550
Thereafter	333,591
542,498

(5)	Commitments in respect of construction services

The Aggregate amount of the Group's commitments in respect of construction services and in respect of purchase of plots totaled, as of December 31, 2010, approximately NIS 879 million including estimated payments to related party see note 27 A (1).

(6)	Elbit Trade - franchise agreements

(a)
Elbit Trade and Retail Ltd. (formerly Mango) ("Elbit Trade") is a party to a distribution, support and service agreements signed in May 2005 with a third party for a 10-year period,  which entitled it to market the brand name MANGO-MNGTM in Israel.

(b)
Elbit Trade is a party to a franchise agreement executed in October 2007 with a third party for a term of 5 years (with an automatic renewal for an additional 5 year term) which entitled it, to market the brand name G-Star in Israel.

(c)
Elbit Trade is a party to a franchise agreement which grants it,  the exclusive rights to market the Gap and Banana Republic brands names in Israel. The term of the franchise agreement is for 5 years with an extension of an additional 5 year term, subject to fulfillment of certain conditions that includes among others minimum purchase quantities.

(7)	As for commitments to related parties- see note 27.

(8)	In relation to commitments deriving from lease agreement with Israel Land Authority see note 12F.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 -	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

B.	Claims

Certain legal claims have been filed against the Group's companies, including some claims that have applied to certify as class actions suits.

In the opinion of the managements of the Group, which is based, inter alia, on legal opinions as to the probability of the claims, including the applications for their approval as class actions, adequate provisions have been included in the financial statements (including provisions in respect of discontinued operation), where provisions were necessary in order to cover the exposure which resulted from such claims. As of December 31, 2010 the Group included provisions for claims (including claims in respect of discontinued operation) in the total amount of approximately NIS 8 million. See notes 21 and 29.

In the opinion of the managements of the Group's companies, the amount of the additional exposure as of December 31, 2010, in respect of claims with chances to be realized that are not remote, amounts to approximately NIS 24 million (excluding class actions). These amounts do not include interest. In respect to applications to certify certain claims as class actions, for which the Group has additional exposure in excess of the aforesaid (due to the fact that the exact amount of the claim was not stated in the claim), see items B1, B2 and B3 below.

Following are the details of the Group's material claims as of December 31, 2010:

(1)	Elscint - application for 1999 class action

On November 2, 1999 a number of institutional and other investors (the "Plaintiffs"), holding shares in Elscint, instituted a claim against the Company, Elscint, EIL, Control Centers Ltd, past and present officers in the said companies and others. Together with the claim an application was filed to certify the claim as a class action on behalf of everyone who was a shareholder in Elscint on September 6, 1999 and until the lodging of the claim, excluding the Company and certain other shareholders.

The Plaintiffs claim continued and systematic oppression of the minority shareholders in Elscint, which caused them monetary damages and which started - so they allege - in the oppressive agreements Elscint made for the realization of the main part of its assets, continued with the sale of the control in Elscint to the EIL and with the breach of a tender offer made by the Company to purchase the minority shares of Elscint and ended with the agreements executed  by Elscint for the acquisition of the hotel operations and the Arena commercial center in Israel, from EIL and Control Centers, respectively ("September 99 Transactions") based on inflated appraisal.

Due to these acts, the Plaintiffs allege that the value of Elscint’s shares fell during the period between February 24, 1999 and up until the date at which the claim was instituted from a price of $13.25 per share to a price of $7.25 per share. The main relief which the original claim sought was to order the Company to carry out a tender offer for Elscint's shares at a price of $14 per share, and alternatively, to purchase Elscint's shares held by the Plaintiffs at a price to be set by the court. Further alternatively, the Plaintiffs sought, in their original claim, that the court grants an order prohibiting the execution of the September 99 Transactions and for the restitution of all money paid, if paid within the framework of the above mentioned transactions. Some of the relief sought was also sought as a derivative relief on behalf of Elscint.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 -	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

B.	Claims (cont.)

(1)	Elscint - application for 1999 class action (cont.)

On January 11, 2009, the district court dismissed Plaintiffs' motion to certify the claim as a class action. On March 26, 2009, the Plaintiffs appealed the said decision before the Supreme Court.

On December 8, 2010, following a lengthy hearing, the Supreme Court suggested the appellants to seriously consider withdrawing their appeal. On January 5, 2011, the appellants notified the court that they wish to continue with the appeal proceedings. As of the approval date of these financial statements, the Company is  awaiting the Supreme Court's ruling.

The motion for Discovery

On May 20, 2009, the Plaintiffs filed a motion for discovery claiming that the court dismissed only their motion to certify the claim as a class action, while their personal and/ or derivative claims were still pending. On June 30, 2009, the district court dismissed the Plaintiffs motion for discovery. The court expressed, inter alia, its opinion that the Plaintiffs could not continue to plead this case as a derivative claim, and ordered the Plaintiffs to file a notice detailing their reasons as to why should the court not dismiss these proceedings altogether, while maintaining the Plaintiffs' right to file individual claims. On November 5, 2009, 18 out of 31 plaintiffs filed their stand, according to the court's decision of June 30, 2009, regarding the question whether the claim should be dismissed in limine. The rest 13 Plaintiffs have not filed their stand. The Plaintiffs claimed that all proceeding before the district court should be postponed until the Supreme Court gives its decision on the appeal.

As for a dispute with an insurer which insured this law suit –see C 4 below.

Management estimates, based on the Group's legal counsels belief that - In light of the decision to dismiss the claim and the decision on the motion for discovery (in which the court expressed its opinion that the Plaintiffs could not continue to plead this case as a derivative claim); and based on the information and the documents delivered to them and as far as they know at this stage - that the probability of the claim being upheld is no greater than 50%.

(2)	Elscint - application for 2006 class action

On September 6, 2006 a third party (the "Plaintiff") instituted two claims before the Haifa District Court in which he sued the Company, Elscint, EIL, Control Centers Ltd. and others.

These statements of claim constitute an almost identical copy of the claim detailed in section (1) above and the Plaintiff asked to combine the hearings with those in the above said matter. In the statements of claim the Plaintiff asked to approve the claims he had instituted as class actions, however up to the date of the approval of these financial statements no separate applications have been served to the companies for the certification of the claims as class actions. In the first claim, the Plaintiff alleges acts of oppression towards the Company's shareholders and in the second claim the Plaintiff alleges acts of oppression towards Elscint's shareholders.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 -	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

B.	Claims (cont.)

(2)	Elscint - application for 2006 class action (cont.)

The Plaintiff alleges continued and systematic oppression of the minority shareholders in Elscint and the Company, which caused him monetary damages and which started - so he claims- in the oppressive agreements Elscint made for the realization of the main part of its assets, continued with the withholding of information from the stock exchange and from the public, with the sale of the control in Elscint to the Company's controlling shareholder and with the breach of a tender offer made by the Company to purchase of the minority shares of Elscint and ended with the agreements executed  by Elscint for the acquisition of the hotel operations and the Arena commercial center in Israel,  from EIL and Control Centers, respectively ("September 99 Transactions") at a lower value than the consideration received for them.

The main relief sought in the claim is compensation consists of (i) punitive damages for the acts of the defendants; and (ii) damages for “mental anguish” to the Plaintiff and to the proffered class. In addition, the Plaintiff is also suing for compensation for the difference between the price at which Elscint shares were actually sold by the Plaintiff and the proffered class members and in the sum of $14, plus interest and linkage differences since 1999. Furthermore, the Plaintiff is also claiming for harm caused to the value of his holdings in the Company's shares. It will be noted that the statements of claim in both proceedings require certain clarifications, due to the wording of the claims.

In the pre-trial session held at the District Court on February 22, 2007 the Court asked the parties to refer to the question of the appropriateness of the claimant to serve as a class representative and on the issue of the overlap between the claims lodged by the Plaintiff and the claim detailed in section (1) above. The parties were given the opportunity to complete their arguments in this matter, and in this framework the Plaintiff asked, inter alia, that he would be allowed to take legal representation for the proceedings. All the parties have submitted the completion of their arguments in writing. As of the date close to the approval of these financial statements, no decision has yet been handed down in this matter. On January 24, 2010, the Plaintiff filed a request to examine the documents in Civil Case 1318/99 (in section 1 above). On February 14, 2010 the Defendants filed their responses. In light of the fact that the original request was not sent to the Defendants, despite the court's order, on December 2010 the court handed his decision to struck out the Plaintiff's request to examine the documents.

The Group's legal counsels are of the opinion that- in light of the early stages of these proceedings, before the lodging of statements of defense or responses to the applications to certify the claims as class actions, and even before any substantive hearing has been held on the motion to certify the claim as class action and/or of the claim - it is difficult to evaluate the chances of the proceedings. Nevertheless, management estimates, based on the Group's legal counsels opinion that -taking into account, amongst other things, the great similarity with the claim mentioned in section (1) as detailed above, and given that these proceedings were instituted without legal representation for the Plaintiff, at this stage, and so long as the Plaintiff is not represented in the proceedings – that the probability of the claims being upheld is not greater than 50%.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 -	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

B.	Claims (cont.)

(3)	Elscint – settlement of class action

In September 1999, a claim was filed by a shareholder of Elscint against Elscint, the Company, Elbit Holdings, Elron Electronic Industries Ltd. and six former directors of Elscint together with an application to certify said claim as a class action. The plaintiff claimed that the Company acted, through Elscint's directors, systemically with the aim of emptying and diluting Elscint of its business, assets, capital and value, whilst enriching other companies in the Group at the expense of Elscint and at the expense of the minority shareholders of Elscint. The plaintiff also alleged that several significant transactions executed by the Company and Elscint in 1998 were all done whilst oppressing the minority shareholders of Elscint and in contravention of Section 235 of the Israeli Companies Ordinance.

On August 25, 2010 a settlement agreement has been signed, in which the plaintiff agreed to withdraw from the proceedings. According to the settlement, some of the defendants, including the Company, agreed to pay the plaintiff a certain amount, of which the Company's part is immaterial. The settlement agreement was approved by the courts on September 1st, 2010.

(4)
Elscint and its subsidiaries are parties to several written demands as well as certain court claims, filed against them by third parties (including governmental institutions), some without any specified amount, and others in the aggregate principal amount of $10 million (NIS 35 million), as royalties or compensation for damages allegedly caused as a result of the companies’ actions and/or products, which mainly relate to the medical imaging business sold by Elscint in 1998 and 1999. Management of the companies believes, based-inter alia- on legal opinions and/or on past experience that no significant costs will incur thereof as a result of said claims and or written demands exceeding the provisions included in respect thereof in the financial statements.

(5)	Bucuresti hotel – release from an investigation

During March 2007, the Romanian National Department of Anticorruption resumed a criminal investigation against number of suspects for certain events relating to the period prior to the acquisition of control in Bucuresti by the Group's subsidiary ("Domino"). Such criminal indictment was returned -in December 2005- by the Romanian court to the prosecution office due to lack of substance. Such criminal investigation may have an indirect effect on the validity of the privatization and thereby an indirect effect on the Group's rights in Bucuresti, notwithstanding Domino is not being investigated. Based on lawyers advice the outcome of such legal procedures is uncertain, however as long as Domino will continue to be a party not implicated in this case the likelihood of a negative effect on these financial statement is remote. On November 10, 2008 the National Anticorruption Directorate ordered to release all the defendants in the case file from criminal pursuit, as well as to remove the preventive measures taken in the case. As of the date of approval of these financial statements, such decision has not been challenged. On January 21, 2010 the Romanian Trade Registry decided to de-register Domino and approved the company (Domino) liquidation.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 -	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

B.	Claims (cont.)

(6)	Claims filed by a former employee of EIL group

(a)
A former employee of EIL group (the "Plaintiff") filed in October 2005, a lawsuit against Vectory Investment Ltd. (a company in EIL group)  (the action based on an agreement signed by the Plaintiff and Vectory Investment Ltd. in February 1998). The Plaintiff requested the court to issue a mandatory injunction against Vectory ordering it to transfer the Plaintiff shares of certain Investees of the Group and shares of other companies within the EIL Group. The Plaintiff evaluated his claim at an aggregate amount of NIS 285,000. In January 2006 Vectory filed a statement of defence in respect of this claim and further added and instituted a counterclaim against the Plaintiff in the sum of NIS 15 million alleging that the plaintiff breached the duties imposed on him under the above said agreement between the parties and that he must consequentially compensate Vectory for the full damages sustained by it for the actions and failures contrary to the provisions of the agreement.

In August 2010, the Court gave a ruling accepting the majority of Vectory Investment Ltd's claims in the lawsuit against Vectory and determined that the former employee of EIL group does not have any rights in the Company and Elscint. The Court also determined that the Plaintiff does not hold any rights to InSightec and Gamida Cell. The Court also gave a ruling dismissing the counter claim. In October, 2010, a mutual appeal was filed by both parties.

(b)
In January 2008 the Plaintiff instituted an additional action against the Company's executive President and Control Centers Ltd. (the Company's controlling party) in the District Court of Tel Aviv (the action based on an agreement signed by the Plaintiff and Control Centers Ltd. in October 1994). In this action the court was asked, inter alia, to issue a mandatory order against the defendants instructing them to transfer to the Plaintiff 3% of their holdings in the shares of Olive Software Ltd.( an associate of the Company) and another company within the EIL group and furthermore to issue a mandatory order against the defendants instructing them to transfer to Plaintiff a further 3% of the said holdings, against the price and for the conditions as set out in the agreement which is the subject matter of the claim for the obtaining of options in these companies.

Alternatively, the court was asked to order the defendants to indemnify the Plaintiff for the economic damages he allegedly sustained due to the non-transfer of the said shares and options. The Plaintiff evaluated the action in the sum of NIS 5.6 million. In February 2008, the defendants lodged their application to dismiss the action in limine due to the lack of jurisdiction and lodged an urgent application for the granting of temporary relief for extending the date for submitting the statement of defence. On May 28, 2008 the court accepted the defendants' request and dismissed the action in limine. On September 3, 2008, the Plaintiff filed to the Regional Labour court a claim against the defendants. The claim is a copy of the claim mentioned above, that was rejected by the District Court in Tel- Aviv.

On October 18, 2010 a pre trial hearing took place, in which it was determined that in light of the Court's verdict as described above another attempt to return to mediation and to allow 60 days for mediation proceedings.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 -	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

B.	Claims (cont.)

(6)	Claims filed by a former employee of EIL group (cont.)

(b)	(cont.)

The parties reached a mutual agreement according to which if the mediation preceding will fail, the Defendants will file a renewed motion after the parties will announce the failure of the mediation preceding.

The Company's legal counsels noted that in these claims, the Plaintiff did not ask for a financial remedy from the Company. Accordingly, no provisions were made in these financial statements in respect of these claims.

The Company's legal counsels believes that-to the best of their understanding the probability that the appeal on the Regional Labour Tribunal's judgment (on it 9715/05) would be accepted, in its entirety, by the national Labour Tribunal, is not greater than 50%.

(c)
In May 2006 the Plaintiff instituted an action against the Company, the Company's Chairman of the board at that time and Control Centers. In the action the court was asked to declare the annulment of any resolution passed, if any, and/or to be passed, by the Company, by use of the shares which are the subject of the rights alleged by the Plaintiff, dealing with the grant of any benefits to the Company's chairman of the board and/or to Control Centers and/or members of the board of directors and/or the management companies under the control of the Company's chairman of the board and/or Control Centers and all with connection with the Company's general meeting held on May 31, 2006.

Alternatively, the court was asked to hold that at every meeting to be convened as stated, the shares which are the subject of the alleged rights of the plaintiff be counted in the part objecting to the passing of the said resolutions, whilst maintaining the Plaintiff's rights to institute the appropriate legal proceedings to prevent harm, to him as a minority shareholder in the Company. Further alternatively, the court was asked to find that at every meeting to be convened for the passing of such a resolutions, the shares which are the subject of the plaintiff’s alleged rights will not be counted as agreeing with the said resolutions and not as part of the objecting votes, whilst maintaining the plaintiff’s rights to institute the said proceedings. Underlying this action is a factual base which is similar to additional claims made by the plaintiff against the Company's chairman of the board and companies controlled by him as described in (a) above. Following the defendant's request, on December 4, 2008 the court handed down its decision to postpone the proceeding in this matter till a ruling on the other actions filed by the plaintiff will be handed down by the court.

The Company's legal counsels noted that in this claim, the plaintiff did not ask for a financial remedy from the Company and the maximum exposure to a financial remedy from the Company, manifested in the payment of the attorney’s fee and/or court expenses.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 -	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

B.	Claims (cont.)

(6)	Claims filed by a former employee of EIL group (cont.)

(c)	(cont.)

Management estimates, based on the Company's legal counsels believe that-to the best of their understanding (and also considering, inter alia, that this matter is in its preliminary stages, and that statements of defense have not yet been lodged, nor has any hearing been held on material matters on the claim, and also considering the fact that they have not yet received all the information and documents in connection with this claim, and they have not yet interviewed all the relevant entities, the probability of the claim being upheld is not greater than 50%.

(7)	Settlement agreement with Clal

On November 17, 2010 a settlement agreement has been signed, in connection with the dispute between Clal Insurance Enterprises Holdings Ltd. (Clal) and the company 100% subsidiary with respect to a set of agreements between the parties, dated June 30, 2008. According to the settlement agreement it was agreed by the parties that Clal shall repay the company subsidiary an amount of $ 3.4 million. As for December 31, 2010 the full amount (NIS 11.9 million) has been paid.

(8)	Other legal proceedings in the ordinary course of business

The Company and its subsidiaries are currently involved in various legal proceeding relating to their ordinary course of business. Although the final outcome of these claims cannot be estimated at this time, the managements of these companies believe based on legal advice, that the claims will not materially impact the Group companies.

C.	Other contingent liabilities

(1)	Indemnification to directors and officers of the Company

The General Meeting of the Company's shareholders approved the grant of prospective indemnification undertaking to directors (including the controlling shareholder) and officers (including in their capacity as officers of subsidiaries). Total aggregate indemnification shall not exceed the lower of 25% of the shareholders' equity as recorded in the Company's most recent financial statements prior to such payment, or $40.0 million, and all in excess of an amount paid (if paid) by insurance companies under certain risk policies. The Company’s shareholders also approved an exemption of directors and officers (other than controlling parties) from liability for any damage caused by breach of a duty of care towards the Company.

(2)	Indemnification to directors and officers of Elscint

Elscint's shareholders approved in their General Meeting (in October 2000), the grant of prospective indemnification undertaking to directors and officers of Elscint (including in their capacity as officers of subsidiaries). Total indemnification shall not exceed the lower of 25% of the shareholders' equity as set forth in Elscint's most recent consolidated financial statements prior to such payment or $50.0 million, in excess of any amounts paid (if paid) by insurance companies pursuant to insurance policies maintained by the Company from time to time. Elscint’s shareholders also approved an exemption of directors and officers from liability in respect of any damage caused to Elscint by breach of duty of care.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 -	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

C.	Other contingent liabilities (cont.)

(3)	Indemnification to directors and officers of Plaza Centers

PC is obliged to indemnify and to hold harmless its directors and officers, to the fullest extent permitted by the laws of any relevant jurisdiction, against any liability arising out of their powers, duties or responsibilities as a director or officer of any PC group member. Such indemnification was approved for grant by PC's board. In November 2007 the Company's shareholders approved the grant of deed of indemnity to one of PC's directors who serves as a non- executive director of PC and as the chairman of the Company, and to the Company's Executive President who serves as PC's Executive of the Board and its controlling shareholder, save that the maximum indemnification -shall not exceed 25% of the shareholders equity of PC based on PC's last consolidated financial statements prior to such payment.

(4)	a.	Indemnification to directors and officers of InSightec

InSightec is obliged to indemnify and to hold harmless its directors and officers (including InSightec’s chairman of the board of director who is also the Company's controlling shareholder and some of the Company’s officers), to the fullest extent permitted by the laws of any relevant jurisdiction, against any liability. The total indemnity for each InSightec's directors and officers, in accordance with the letter of indemnity (in addition to the amounts received from the insurers), will not exceed the lower of $10 million and $3 million dollars with the addition of 25% of InSightec's shareholders' equity, in accordance with its latest audited financial statements (as long as the equity capital is positive) with the addition of the reimbursement of legal expenses totaling $1 million, subject to the terms and conditions laid down in the letter of indemnity. Furthermore, InSightec granted the officers and directors an exemption from all responsibility and any damage that will be caused to InSightec by them, in case of breaching their obligation of caution, (with the exception of the breach of the obligation of caution in division, as defined in the Israeli Companies Law) subject to the Israeli Companies Law. Letter of indemnity and exemption provision constitutes a transaction with the controlling shareholder of the Company, as is defined in the Corporate Act, and requires the approval of the Company's general shareholders' meeting. On September 2010, the Company’s shareholders approved grant of letters of indemnity to the Company controlling shareholder and an additional Company director, provided that such indemnity letter will not include an exemption of duty, and so the total amount of indemnity will not exceed the lower of $10 million or 25% of the  Insigthec's equity per its most recent audited financial statements (inasmuch as the said equity is positive), in addition to repayment of legal expenses, sum total of $1 million, as provided for in the letter of indemnity.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 -	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

C.	Other contingent liabilities (cont.)

(4)	(cont.)

b.	Indemnification to directors and officers of Gamida

In September 2006, Gamida (associated company) granted its Board members including the Company controlling shareholder, a letter of indemnity for any monetary obligation with respect to a claim, including a compromise agreement or arbitration verdict, carried out in respect to actions taken by the director during the time of the service as Gamida's or Gamida's subsidiary's Director and in such capacity, as well as with respect to reasonable legal expenses including payments of legal fees expended by the Directors a result of an investigation or proceeding instituted against the Director. On September 16, 2010 the aforementioned transaction had been approved by the general meeting of the Company, providing that the letters of indemnity awarded to the Company controlling shareholder will not exceed 25% of Gamida's shareholders equity.

c.	Indemnification to directors and officers of Elbit Technologies

On November 21, 2010, the shareholders' general meeting of Elbit Technologies Ltd. approved, granted exemption and indemnification to directors and officers of Elbit Technologies (including representatives of the Company's controlling shareholder and some of the Company's officers). In the framework of the exemption and indemnification letter, Elbit Technologies exempted the recipients of the indemnification letter from liability for actions performed while on duty as officers of Elbit Technologies or its subsidiaries or a Company in which Elbit Technologies is an interested party.

The total indemnity that Elbit Technologies shall pay to each of the recipients of the indemnification letter (in addition to amount received from the insurance companies according to the insurance policies) shall not exceed USD 40 million. The maximum amount of indemnification shall not be affected by payment according to the insurance policies or from their existence. Receiving indemnity shall not prejudice the rights of the recipients of the indemnification document to receive insurance money, unless the indemnity amount was already covered by the insurance companies or by any third party.

The undertakings of the Elbit Technologies towards the directors and officers (including the representatives of Company controlling shareholder and some of the Company's officers) as set forth above, in the framework of the indemnification document, shall remain in effect also after the end of tenure of the later provided that the liability is due to acts performed during their tenure as directors and officers as aforementioned.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 -	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

C.	Other contingent liabilities (cont.)

(5)
The Company received, in 2003, a letter from a certain insurer ("the Insurer") of EIL, Elscint and the Company (the "Insured Companies"), which insured against, inter alia, the lawsuit as described in item B(1) above, alleging against the Insured Companies, inter alia, that the Insured Companies have breached their disclosure duties under Section 6(a) to the Insurance Contract Law 1981, by failing to disclose to the Insurer material information prior to the issuance of additional cover to the policy purchased by EIL (the "Policy"), effective as of July 1999 (the "Additional Cover"), and prior to the replacement of the Policy and the Additional Cover by the issuance of a new policy effective as of August 1999 (the "Replacement Cover"). The letter states that the Policy, Additional Cover and Replacement Cover (the "Insurance Cover") issued by the Insurer will be cancelled unless the Insured Companies indicate that circumstances as at the issuance of the Insurance Cover differ from those stated in the letter. The Company's legal counsel replied on behalf of the Insured Companies on March 20, 2003, rejecting all allegations. As of the date of approval of these financial statements the Company has not received any reply thereto from the Insurer

(6)	Indemnifications relating to sale of real estate assets

In the framework of the transactions for the sale of the Group's real estate assets, the Group has undertaken to indemnify the respective purchasers for any losses and costs incurred in connection with the sale transactions. The indemnifications usually include: (i) Indemnifications in respect of integrity of title on the assets and/or the shares sold (i.e: that the assets and/or the shares sold are owned by the Group and are clean from any encumbrances and/or mortgage and the like). Such indemnifications generally survived indefinitely and are capped to the purchase price in each respective transaction. To the Company's management best knowledge as of the approval date of these financial statements, no claim of any kind was received at the Group with respect to these indemnifications; and (ii) Indemnifications in respect of other representation and warranties included in the sale agreements (such as: development of the project, responsibility to defects in the development project, tax matter and others). Such indemnifications are limited in time (generally 3 years from closing) and are generally caped to 25% to 50% of the purchase price. The Tax authorities have challenged the applied tax treatment in two of the entities previously sold Currently the issue is being re-examined by the first instance of the authorities. The Group's management estimates, based, inter alia, on a professional opinion and past experience, that no significant costs will be born thereby, in respect of these indemnifications.

(7)
A former subsidiary of PC incorporated in Prague, Czech Rep. ("Bestes"), which was sold in June 2006 is a party to an agreement with a third party ("Lessee"), for the lease of commercial areas in a center constructed on property owned thereby, for a period of 30 years, with an option to extend the lease period by additional 30 years, in consideration for € 6.9 million (NIS 32.7 million), which as of the balance sheet date has been fully paid. According to the lease agreement, the Lessee has the right to terminate the lease subject to fulfillment of certain conditions as stipulated in the agreement. Within the framework of the agreement for the sale of Bestes to Klepierre in June 2006, it was agreed that PC will remain liable to Klepierre in case the Lessee terminates its contract.  PC’s management is of the opinion that this commitment will not result in any material amount due to be paid by it.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 -	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

C.	Other contingent liabilities (cont.)

(8)
In 2001, the "Elezra Group" won the right to purchase, through privatization, the shares of the State of Israel owned Afridar - Ashkelon Housing and Development Ltd. ("Afridar"). The Elezra Group consists of Elezra Developments and Investments Ltd. ("Elezra") and Elbit Medical Holdings Ltd. - a subsidiary of the Company ("Elbit Holdings"), as well as the Company and Mr. Eli Elezra as an interested party of Elezra (altogether: the "Group"). Immediately following the win of the right, the members of the Group signed a principle-agreement so as to regulate and govern the relations thereof, according to which Elezra would bear the entire acquisition costs of the Afridar shares (NIS 80 million), while the Company and/or Elbit Holdings would hold the Afridar shares, which would be registered in their name, in trust for Elezra.

Transfer of the shares among the members of the Group is subject to the approval of the Israeli Governmental Companies Authority ("IGCA"). In the absence of such approval, the Company and/or Elbit Holdings will remain the owners of the Afridar shares until such time that the restriction on transfer thereof is lifted. Elbit Holdings and Elezra would remain, under such circumstance, jointly and severally, liable to IGCA as well as to the State of Israel for all undertakings applicable to purchasers of Afridar shares. The sale of control in and to Afridar (directly or indirectly) is contingent on the assignment to the purchaser of all seller’s obligations in favor of IGCA, all as stipulated in the agreement. Elezra undertook to indemnify the Company and/or Elbit Holdings for any expense and/or damage and/or claim and/or loss and/or payment demand and/or any other expense incurred by the Company and/or Elbit Holdings in connection with the acquisition of the Afridar shares, the holding of same in trust, transfer thereof by and between the parties and the abovementioned principle-agreement. As of the date of approval of these financial statements, the rights in and to Afridar, had not been assigned. Company’s management estimates that it is not exposed to any costs and/or damage in respect of these holdings.

(9)
In connection with investment property: DDR or the US REITs may exercise their pre-emptive right to acquire the properties held by the jointly controlled entities held by EDT and DDR (as for December 31, 2010: 7 assets with fair value of NIS 128 million)) at fair market value if the Responsible Entity is removed, or there is a change in control of DDR or the US REITs or other defined events occur.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 -	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

C.	Other contingent liabilities (cont.)

(10)
On November 21, 2010, the general meeting of Elbit Medical Technologies Ltd. approved assignment of obligations granted by the Company for indemnification of Gamida, and its affiliated parties, from the Company to Elbit Technologies, without the right of reimbursement from the Company, as set forth hereunder. Accordingly, on November 24, 2010, Elbit Technologies irrevocably undertook towards Gamida and/or its officers, that they shall not be under liability, of any kind, directly or indirectly, towards it, its interested parties, its officers and towards any other person and/or third party, regarding the outline published by Elbit Technologies with respect to the transaction according to which the Company acquired control over Elbit Technologies (hereinafter, respectively the “Outline” and the “Transaction”) and/or its preparation and/or publication and/or the process of completing the transaction and/or reports of the company and Elbit Technologies as future reporting companies and/or any actions or other implications by virtue of the aforementioned, except: the undertaking and responsibility of Gamida to provide the information in good faith, provided however that such information must be at all times complete and accurate. Likewise Elbit Technologies has irrevocably undertaken, towards Gamida and its officers that, subject to the conditions specified in the undertaking document, it shall reimburse them, for any liability and/or damage and/or expense and/or loss that is caused to any of the aforementioned due to any law suit, claim and/or demand, of any kind and type, that is directed at them, directly or indirectly, in favor of another person and/or body, with respect to the process of completing the transaction, the outline, as well as any report or other action of the company with respect to the aforementioned information and/or to Gamida, its activities, its business etc (including through subsidiaries and affiliated companies) after completing the transaction and any presentation given in its framework or to any other entity and/or reliance on such presentation, and all provided that Gamida and/or its officers do not bear liability as set forth in the undertaking document with respect to the offering of their securities to the public and/or transforming any of them into a reporting company.

Similarly Elbit Technologies has undertaken to grant Gamida Cell - Teva Joint Venture Ltd. (hereinafter: “Gamida Cell”), a company held by Gamida, an irrevocable undertaking, according to which, inter alia, Elbit Technologies shall undertake to indemnify Gamida and Teva Pharmaceutical Industries Ltd. (hereinafter: “Teva”), which together hold the shares of Gamida Cell, as well as, Gamida Cell for any damage, expense or loss that they incure due to a law suit, claim or demand against Gamida Cell and/or against Gamida and/or against Teva, pertaining to transfer of information and/or description of Gamida Cell in the outline.

The undertakings of Elbit Technologies toward Gamida and Gamida Cell as set forth above are instead of a similar undertaking granted to Gamida and Gamida Cell on behalf of the company. As of December 31, 2010 the Group holds 90% in Elbit Technologies.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 -	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

D.	Liens, collateral and guarantees

(1)	a.
As security for a loan of NIS 227 million granted to the Company by an Israeli bank, the Company undertook not to pledge, in favor of third parties, any existing and prospective assets, without the bank’s prior consent (excluding pledges of new assets and/or projects granted in favor of those who financed or refinanced -the acquisition and/or execution of same). The Company further undertook to provide under certain circumstances, some additional securities as detailed in the agreement, including a secondary lien on assets and interests acquired through funds provided by the credit line. As for new long term agreement which was signed with the bank in March, 2011, see note 31 F.

b.
As security for loans totaling NIS 85 million granted to the Company by another Israeli bank, the Company undertook, in favor thereof, not to pledge the majority of its shares in Elscint, without the bank’s prior consent. This commitment was cancelled due to Elbit-Elscint merger.

(2)
As security of a long term credit facility of NIS 45 million received from an Israeli bank, Elscint has registered, as a security for the credit, a first-ranking pledge in favor of the bank on the B.H shares and granted certain additional first and second ranking pledges on shares of subsidiaries owned thereby. Elscint also undertook not to grant any floating or fixed charges of any rank, on any existing and prospective assets, in favor of third parties, without the bank’s prior consent (excluding pledges of assets and/or projects, granted in favor of those who financed or refinanced the acquisition and/or execution of same. Elscint further undertook to provide additional collateral, as detailed in the agreement, including first or second ranking pledges on assets and interests acquired by means of the credit line, and all as may be required by the bank As for new long term agreement which was signed with the bank in March, 2011, see note 31 F

(3)	Projects under credit facilities

Certain Project Companies which engaged in the purchase, construction or operation of hotels, investment property and/or commercial centers ("Project Companies") have secured their respective credit facilities awarded by financing banks, in a total amount of NIS 3,713 million, by providing the first or second ranking (fixed or floating) charges on property owned thereby, including, mainly, right in and to real estate property as well as the financed projects and the revenues and profits derived from them, on goodwill and other intangible assets, on rights pertaining to certain contracts (including lease, operation and management agreements), on rights arising from insurance policies. Shares of Project Companies were also pledged in favor of the financing banks. Shareholders loans as well as any other rights and/or interests of shareholders in and to the Project Companies were subordinated to the respective credit facilities. Payment is permitted to the shareholders subject to fulfilling of certain preconditions.

The Project Companies undertook not to make any disposition in and to the secured assets, not to sell, transfer or lease any substantial part of their assets without the prior consent of the financing bank. In certain events the Project Companies undertook not to allow, without the prior consent of the financing bank, mainly : (i) any changes in and to the holding structure of the Project Companies nor to allow for any change in their incorporation documents; (ii) execution of any significant activities, including issuance of shares, related party transactions and significant transactions not in the ordinary course of business; (iii) certain changes to the scope of the project; (iv) the assumption of certain liabilities by the Project Company in favor of third parties; (v) receipt of loans by the Project Company and/or the provision thereby of a guarantee to third parties.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 -	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

D.	Liens and collateral (cont.)

(3)	Projects under credit facilities (cont.)

The Company and Elscint guarantee the fulfillment of certain Project Companies’ obligations under loan agreements up to an aggregate amount of NIS 373 million. PC guarantee fulfillment of obligations under loan agreements in respect of its project companies up to an aggregate amount of NIS 174 million.

(4)	As to bank deposits made to secure long term borrowings, short term credits and other liabilities of the Group - see note 30C.(7).

(5)
Within the framework of the franchise and support agreements executed by Elbit Trade with third parties (see notes 23A (6)), Elbit Trade has furnished the third parties with letters of credit in the aggregate amount of € 8.9 million (NIS 42 million) in order to secure payments to the third parties under the agreements.

E.	Financial covenants

(1)
Within the framework of a loan agreements executed by the Company with an Israeli bank, the balance of which as of December 31, 2010 is NIS 227 million (see note 19D (i)), the Company undertook to comply with financial covenants, including, among other, an undertaking to maintain throughout the term of the credit a minimum ratio of "adjusted shareholders equity" of the Company to its "adjusted balance sheet," all as defined in the agreement. The Company also committed to a minimum "net operating profit", before financial expenses and before depreciation and amortization. The Company further committed to a minimum "net asset value" of PC (after deduction of loans, including shareholders' loans) which is to be determined by an external appraiser. The covenants will remain in full force and effect for as long as the credit provided by the bank to the Company or to EIL exceeds $30.0 million (NIS 106 million). Should the Company fail to comply with all or any of said financial covenants, or upon the occurrence of an event of default (including failure to provide additional securities), the bank shall then be entitled to demand the immediate repayment of the loan.

As of the balance sheet date, the Company is not in compliance with this covenant and accordingly, the balance of the bank credit was classified as a short-term loan. For information regarding a new long term agreement signed with the bank in March, 2011, see note 31 F

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 -	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

E.	Financial covenants (cont.)

(2)
Within the framework of a loan agreements executed by Elscint with an Israeli bank, the balance of which as of December 31, 2010 amounted to NIS 45 million (see note19D (i), Elscint undertook to comply with certain financial covenants, including maintaining a minimum ratio of shareholders’ equity to total balance sheet assets and others. Should Elscint fail to comply with its financial covenants, or upon the occurrence of certain events of default, the bank isentitled to demand immediate repayment of the loans.

As of the balance sheet date, Elscint is not in compliance with this covenant and accordingly, the balance of the bank credit was classified as short-term loans. For information regarding a new long term agreement signed with the bank in March, 2011, see note 31 F.

(3)
Within the framework of loan agreements executed by the Group's Project Companies (i.e., companies which engaged in the purchase, construction and  operations of hotels, investment property and/or commercial centers), the Project Companies have undertaken to comply with certain financial and operational covenants, such as complying with a "minimum debt service cover ratio," "loan outstanding amount" to secured assets value ratio; complying with certain restrictions on interest rates; maintaining certain cash balances for current operations; maintaining an equity to project cost ratio and net profit to current bank's debt ratio; occupancy percentage; average room or rental fee rates; a minimum "ratio of total room revenue per available rooms" and others. Should the Project Companies fail to comply with said financial covenants, or upon the occurrence of certain events of default, the bank is entitled to demand immediate repayment of the loans. As of the balance sheet date all the Project Companies are in compliance with their financial covenants except for the following:

(i)
As of December 31, 2010, a Project Company in the hotel segment that was granted a long term loan in the amount of approximately NIS 187 million is required to maintain a debt service cover ratio (DSCR) higher than 1.3 under the loan agreement. The company is in breach of this covenant. The parties to the agreement follow the terms and conditions provided therein in respect of the long term repayment schedule or in accordance with the agreement with the bank, as the case may be. Accordingly, the total outstanding loan, as of December 31, 2010, has been classified as current maturity of long term debts within the current liabilities.

(ii)
PC's subsidiaries, which have been granted with loans the balance of which as of December 31, 2010, amounted to €109 million (NIS 516 million) for financing construction of trading property, are not in compliance with certain covenants included in the loans agreements. PC is negotiating with the financing banks in respect of settling the bank requirement and agreeing on new covenants and/or waivers. One of the subsidiaries signed a refinancing agreement with the bank in March 2011. Such loans are presented within the short term credit in parallel to the trading property which is presented in the current assets. In addition, one financial facility has matured on December 31 2010, and PC is currently negotiating with the financing bank the details of prolongation of the facility.

(4)
In order to secure credit lines provided to PC for the purpose of investing in financial notes (refer to note 9 (A) (iii)), PC has provided the issuing banks a pledge on the notes issued. In addition PC also has to comply with certain covenants stipulated in the loan agreement (mainly loan to value covenants). Failing to comply with the said covenants shall oblige PC to provide an additional cash collateral. As of the end of the reporting period PC has secured cash collateral of EUR 9.1 million (NIS 43 million).

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24 -	SHARE CAPITAL

A.	Composition:

	Ordinary shares
	of NIS 1.00 par value each
	December 31
	2010	2009	2008

Authorized share capital	50,000,000	50,000,000	50,000,000
Issued and outstanding (*)	24,885,691	25,461,490	25,454,703

(*)	December 31, 2010 excluding 2,800,000 treasury shares held by the Company and 588,910 shares held by a wholly owned subsidiary. December 31, 2009 and 2008 excluding 2,800,000 treasury shares.

On May 23, 2010, the Company approved a plan to repurchase ordinary shares of the Company on the Tel Aviv Stock Exchange (the “TASE”) from time to time for an aggregate amount of up to NIS 30 million (approximately $7.8 million), subject to market conditions. During the period the Group repurchased 588,910 ordinary shares in the aggregate amount of approximately NIS 28 million.

The decrease in the share capital during the year ended December 31, 2010 is mainly to repurchase ordinary shares as mentioned above offset by the increase in the share capital attributable to exercise of options by Offerees into the Company's shares. See note 25 A.

The Ordinary Shares confer upon the holders thereof all rights accruing to a shareholder of the Company, inter alia, the right to receive notices of, and to attend meetings of shareholders; for each share held, the right to one vote at all meetings of shareholders; and to share equally, on a per share basis, in such dividend and other distributions to shareholders of the Company as may be declared by the Board of Directors in accordance with the Company's Articles and the Companies Law, and upon liquidation or dissolution of the Company, in the distribution of assets of the Company legally available for distribution to shareholders in accordance with the terms of applicable law and the Company's Articles. All Ordinary Shares rank pari passu in all respects with each other.

B.	Dividend policy

In January  2007, the Company's board of directors adopted a dividend distribution policy (the "Policy"), pursuant to which the Company will distribute a cash dividend of at least 50% of its net profits accured by the Company every year, provided such dividend does not exceed 50% of the cash flow accrued by the Company from dividends and repayment of owners' loans received by the Company from its subsidiaries in that year, all determined in accordance with the Company's audited and consolidated annual financial statements. The Company will publish a detailed report with respect to any such distribution under the Policy, at a time close to the publication date of its annual financial statements for the previous year.

Any distribution of dividends under the Policy is subject to a specific resolution of the Company's board of directors which shall determine the Company's compliance with the distribution criteria prescribed in the Companies Law, as may be from time to time, and in any other applicable law. In making such determination, the Company's board of directors will take into account, inter alia, the Company's liabilities and undertakings towards third parties, the Company's cash-flow needs and financing resources available to the Company. The board of directors is authorized in its sole discretion to change or terminate the Policy at any time. The adoption of the Policy does not constitute any undertaking towards any third party.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 -	OPTIONS PLANS

A.	Options plan adopted by the Company

2006 option plan

In March 2006, the Company's audit committee and board of directors adopted option plan for the grant of up to 1,000,000 non-marketable options to the employees, directors and officers of the Company and companies under its control ("2006 Option Plan). The Options will be granted to the employees, directors and officers of the Company and companies under its control ("Offerees") for no consideration. The exercise price per Option will be the lower of: (i) the average closing price of the Company's shares on the Tel Aviv Stock Exchange ("TASE") during the 30-trading day period preceding May 31, 2006 (the date of the option plan approval by the Company's shareholders' meeting) or (ii) the average closing price of the shares on the TASE during the 30-trading days period preceding the date of grant of the options  (the “Exercise Price”). The Exercise Price of each option will be reduced upon distributions of dividend by the dividend per share net of tax. The exercise mechanism of the options into the Company’s shares will be as follow: At the exercise date the Company shall issue to each option exercised shares equal to the difference between (A) the opening price of the Company's shares on the TASE on the exercise date, provided that if the opening price exceeds 166% of the Exercise Price, the opening price shall be set as 166% of the Exercise Price ("Capped Exercise Price"); less (B) the Exercise Price of the options; and the result (A minus B) will be divided by the Capped Exercise Price.

In January, 2007 the Company’s audit committee and board of directors approved an amendment to the 2006 Option Plan according to which the Capped Exercises Price of each option will be NIS 200.0 instead of NIS 166.0. Such amendment terms were applied immediately to all Offerees other than the Company’s directors, in respect of which the amendment terms were applied following the approval of the Company’s shareholders meeting on November 1, 2007.

In August, 2008, the Company’s board of directors adopted an additional amendment to the 2006 Option Plan increasing the number of options issuable under the 2006 Option Plan from 1,000,000 to 2,000,000. In addition, the exercise price of each option which will be granted following that date (including options in the pool) will be determined based on the average closing price of the Company's shares on the TASE during the 30-trading day period preceding the grant date. The options were granted to the Offerees (other than the Company's directors) on October 6, 2008 at an exercise price of NIS 44.1 per option. On November 16, 2008 the Company's board of directors amended the exercise price of the options granted in October 2008 to be NIS 32.0 per option instead of NIS 44.1 per option.

In May, 2009 the Company’s audit committee and board of directors approved an amendment to the Company's 2006 Option Plan. Such amendment will apply to all Offerees (other than the Company's directors) which have been granted the options during 2006. Under the amended plan the following terms have been applied to 377,250 options (i) the Exercise Price was reduced from NIS 89.7 (the original Exercise Price less adjustments to dividend) to NIS 60 per option; (ii) the Capped Exercise Price has been reduced to NIS 120 instead of NIS 200; and (iii) the options' term was extended to 7 years from the grant date instead of 5 years in the original plan. In addition the term of 14,000 options were extended to 7 years without any change in the Exercise Price and the Capped Exercise price.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 -	OPTIONS PLANS (CONT.)

A.	Options plan adopted by the Company (cont.)

2006 option plan (cont.)

In March, 2010, the Company’s board of directors adopted an additional amendment to the 2006 Option Plan increasing the number of options issuable under the 2006 Option Plan from 2,000,000 to 2,300,000. In addition, the exercise price of each option which will be granted following that date (including options in the pool) will be determined based on the average closing price of the Company's shares on the TASE during the 30-trading day period preceding the grant date. The Capped Exercise Price that was determined is NIS 200. The options were granted to the Offerees (other than the Company's directors) in July, 2010 at an exercise price of NIS 55 per option.

The vesting period of the options will occur ratably over a three years period (33.33% of the Options shall vest on each of the first three anniversaries of the date of grant) (the “Vesting Period”). Following is the activity in the Company's 2006 Option Plan:

	Number of options
	Year ended December 31
	2010		2009		2008
	Number of options	Weighted average exercise price (i)	Number of options	Weighted average exercise price (i)	Number of options	Weighted average exercise price(i)
		(NIS)		(NIS)		(NIS)
Balance at the beginning of the year	1,780,917	52	1,683,499	54	848,083	89.7
Granted	399,500	55	129,000	32	836,750	32
Exercised	(30,500)	53	(14,749)	51	(1,334)	89.7
Forfeited	(1,000)	32	(16,833)	86	-	-
Balance at the end of the year (*)	2,148,917	53	1,780,917	52	1,683,499	61.0

Options exercisable at the year end	1,431,583	57	1,096,999	65	564,499	89.7

(*) Includes options granted to other Company's key personnel	771,000	54.9	483,500	59.8	483,500	59.8

(i)	After adjustments in respect of dividend distributions subsequent to the grant date.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 -	OPTIONS PLANS (CONT.)

A.	Options plan adopted by the Company (cont.)

2006 option plan (cont.)

The weighted average contractual life of the options outstanding as of December 31, 2010 is 2.58 years. The average estimated fair value of the options was calculated based on the Binominal model based on a report of a third party expert, using the following assumptions:

	Year ended December 31
	2010	2009		2008

Risk free interest rate (%)	3.59	3.45-4.14		3.9-6.5
Exercise coefficient	2.34	2.34		2.3-3.5
Contractual term	5	5-7		5
Expected volatility (%)	61.91	60.85-64.63		47.2-57.8
Expected dividend yield	None	None		None
Forfeited (%)	0	0		0-2
Total cost of benefit (NIS thousand)	9,756	9,229	(ii)	13,819	(i)
Expenses recognized (NIS thousand)	9,429	13,957		10,932

(i)	Include NIS 1,475 thousands options in respect of amendment of the exercise price in November 2008 (see above).

(ii)	Include NIS 1,455 thousands options in respect of amendment of the exercise price, capped exercise price and the option term in May 2009 (see above).

InSightec plan

In February 2010, the Company's board of directors adopted an option plan ("option plan") for the grant of up to 500,000 non-marketable options up to 35 employees of the Company exercisable into 500,000 ordinary shares of InSightec. Each option is exercisable into one share for an exercise price of $2. The exercise price of each option will be reduced upon distribution of dividend, stock dividend etc., according to the approved option plan. As of December 31, 2010 430,000 options were granted to the Company's employees and directors.
The vesting period of the options will occur ratably over a three years period (33% of the options shall vest on each of the first three anniversaries of the date grant (vesting period). The options will expire 7 years following the date of grant.

	Year ended December 31
	2010
	Number of options (*)	Weighted average exercise price
		($)

Balance at the beginning of the year	-
Granted	430,000	2
Balance at the end of the year (*)	430,000	2

Options exercisable at the year end	-

(*) Includes options granted to the Company's key personnel	180,000	2

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 -	OPTIONS PLANS (CONT.)

A.	Options plan adopted by the Company (cont.)

InSightec plan (cont.)

The weighted average contractual life of the options outstanding as of December 31, 2010 is 6.23 years. The average estimated fair value of the options was calculated based on the Binominal model based on a report of a third party expert, using the following assumptions:

Year ended December 31
2010

Risk free interest rate (%)	3.15
Exercise coefficient	2.5-3.5
Contractual term	7
Expected volatility (%)	75.86
Expected dividend yield	None
Forfeited (%)	0-3
Total cost of benefit (NIS thousand)	11,635
Expenses recognized (NIS thousand)	5,568

B.	Options plan adopted by PC

On October 26, 2006 PC’s board of directors approved the grant of up to 33,834,586 non-negotiable options over PC’s ordinary shares to PC’s board members, employees in PC’s group and other persons who provide services to PC including employees of the Group (”Offerees”). The options were granted to the Offerees for no consideration. The exercise price of each option shall be the average price of PC’s shares in the London Stock Exchange during the 5-day period before the date of grant (“Exercise Price”).

Exercise of the options is subject to the following mechanism:

On exercise date PC shall allot, in respect of each option so exercised, shares equal to the difference between (A) the opening price of PC’s shares on the LSE on the exercise date, provided that if the opening price exceeds 180% of the Exercise Price the opening price shall be set at 180% of the Exercise Price; less (B) the Exercise Price of the Options; and such difference (A minus B) will be divided by the opening price of PC’s Shares in the LSE on the exercise date.

The options vest over a three year period following the grant date, in equal parts (the “Vesting Periods”), and will expire after five years following the grant date.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 -	OPTIONS PLANS (CONT.)

B.	Options plan adopted by PC (cont.)

On November 25, 2008 PC’s general shareholders meeting and board of directors approved to amend the Exercise Price of all options granted more than one year prior to October 25, 2008 ("Record Date") to the average closing price of the shares on the LSE during the 30-day period ending on 25 November 2008 (i.e: £0.52 per option). In addition, the amendment plan determined that all Options that were not vested on the Record Date shall vest over a new 3 (three) years period commencing on the Record Date, in such way that each year following that date 1/3 (one third) of such options shall be vested. Furthermore, the option term was extended in additional 2 (two) years to a total period of 7 (seven) years, which starts at grant date. The abovementioned 180% limit on the potential benefit from each option was changed to a cap of GBP 3.24 per option. The number of options which were modified under the amendment was 28,182,589. The incremental fair value granted (i.e: the increase in fair value of the share options measured immediately before and after the modifications) as a result of the above-mentioned modifications was approximately NIS 34.0 million which will be recognized over the new vesting period or immediately for vested options. The immediate affect of the modification on the 2008 profit and loss statement was an expense of approximately NIS 9.5 million. Following the modification of the employee share option plan, the contractual life of the options (7 years) is used for future grants and the assumed early exercise multiple (suboptimal factor) is 3 for management and 2.5 for Employees due to the cap of 324 pence.

Following the modification of the option plan, the maximum number of shares issuable upon exercise of all outstanding options, as of December 31, 2010 is 21,201,017.

Following is the activity in PC's option plan:

	Number of options
	Year ended December 31
	2 0 1 0		2 0 0 9		2 0 0 8
	Number of options (i)(ii)	Weighted average exercise price	Number of options (i)	Weighted average exercise price	Number of options (i)	Weighted average exercise price
		(GBP)		(GBP)		(GBP)

Balance at the beginning of the year	26,255,482	0.532	30,115,208	0.52	28,945,704	1.81
Granted	2,789,000	1.23	1,335,000	0.80	3,625,000	1.67
Exercised	(3,954,541)	0.52	(2,970,976)	0.52	(131,711)	1.80
Forfeited	(200,716)	0.52	(2,223,750)	0.50	(2,323,785)	1.81
Balance at the end of the year (*)	24,889,225	0.61	26,255,482	0.532	30,115,208	0.60

Options exercisable at the year end	15,279,330		12,800,446		9,031,603

(*) Includes options granted to the Company's Executive President	3,907,895	0.52	3,907,895	0.52	3,907,895	0.52
(*) Includes options granted to other Company's key personnel	14,566,917	0.64	1,516,541	0.73	1,516,541	0.73

Following the modification of the option plan (as mentioned above) the options outstanding at December 31, 2010 have an exercise price in the range of £ 0.52 to £ 1.64 and a weighted average contractual life of 4 years. The weighted average share price in respect of options exercised in 2010 was £1.41 (2009:  £1.32).

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 -	OPTIONS PLANS (CONT.)

B.	Options plan adopted by PC (cont.)

The average estimated fair value of each option granted was calculated based on the binominal-lattice model, based on a report from a third party expert, using the following assumptions:

	Year ended December 31
	2010	2009	2008 (i)

Risk free interest rate (%)	0.55-5.65	0.65-4.57	2.89-4.82
Expected life of options (years)	5-7	5-7	5-7
Expected volatility (%) (ii)	40-58	49-61	35-51
Expected dividend yield	-	-	-
Forfeited (%)	2.5-5.9	2.5-5.9	2.5-6
Suboptimal exercise multiple	1.5-2	2.39-3	1.8-3
Total cost of benefit for options granted (or modified) during the year (NIS thousands)	7,164	2,905	47,058
Expenses recognized during the year (NIS thousands)	10,295	29,461	49,820

(i)	Include NIS 34.0 million in respect of the modification of the option plan in November 2008 (see above).

(ii)
Since PC has been a publicly traded company since October 2006, there is not enough information concerning PC share price. Therefore, in order to derive the expected stock price volatility, analysis was performed based on the data of PC, and of three other companies operating in the similar segment, which have similar market capital and are traded at the Warsaw Stock Exchange. In an attempt to estimate the expected volatility, first calculation of the short-term standard deviation (standard deviation of company’s share during one year as of the options' Grant Date) has been done. In the next stage, calculation of the long-term standard deviation (standard deviation for the period starting one year prior to the Grant Date for the remaining period of the plan) has been done, where the weight of the standard deviation for PC was ranging between 35% -50% and the weight of the average of standard deviations of comparative companies was 50% – 65% (2009: 55.9% - 61.11%). The working assumption is that the standard deviation of the underlying asset yield converges in the long term with the multi-year average.2010.

C.	Options plan adopted by InSightec

InSightec has adopted several options plans over its ordinary shares to InSightec’s board members, employees other persons who provide services to InSightec including employees of the Group (”Offerees”). The options were granted to the Offerees for no consideration. The exercise price of each option granted was generally determined based on private placement of InSightec's equity securities close to the grant date (“Exercise Price”). The options are generally vest over a three or four year period following grant date, except for: (i) options granted under InSightec 2007 plan which their vesting period would start at the earlier of InSightec’s IPO or Material Change of InSightec such as liquidation or merger (“Commencement Date”) and would be two year from the Commencement Date for 50% of the options granted, three years from the Commencement Date for additional 25% of the options granted and four years from the Commencement Date for the remaining 25% of the options granted (“Vesting Period”).

As of December 31, 2010 InSightec granted 4,987,065 options and 960,050 outstanding options available for future grants.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 -	OPTIONS PLANS (CONT.)

C.	Options plan adopted by InSightec (cont.)

Following is the activity in InSightec's option plan:

	Number of options
	Year ended December 31
	2010		2 0 0 9		2 0 0 8
	Number of options (i)(ii)	Weighted average exercise price	Number of options (i)(ii)	Weighted average exercise price	Number of options (i)	Weighted average exercise price
		(USD)		(USD)		(USD)

Balance at the beginning of the year	5,127,315	3.01	4,536,315	5.12	3,928,065	4.03
Granted	167,250	6.00	853,000	6.18	658,000	12.00
Forfeited	(210,000)	5.98	(169,000)	6	(38,000)	12.26
Exercised	(97,500)	0.0025	(93,000)	0.0025	(11,750)	0.0025
Balance at the end of the year (*) (**)	4,987,065	3.34	5,127,315	3.01	4,536,315	5.12
Options exercisable at the year end	3,561,565	2.3	3,365,565	1.9	3,225,690	2.4
(**) Includes options granted to Company's Executive President	250,000	6.6	250,000	6.6	-	-
(**) Includes options granted to other Company's key personnel	115,000	3.7	115,000	3.7	100,000	3.3

(*)	After Re-pricing of certain of the options’ exercise price to 6$.

The following table summarizes information about share options outstanding as of December 31, 2010:

Outstanding as of December 31, 2010				Exercisable as of December 31, 2010
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
(US dollars)		(in years)	(US dollars)		(US dollars)

0.0025	2,064,190	1.20	0.0025	2,064,190	0.0025
3.33-5.85	540,375	2.55	4.45	540,375	4.45
6.00-6.60	2,382,500	4.15	6.09	957,000	6.00
	4,987,065			3,561,565

The fair value of InSightec stock price was determined based on private placement of InSightec's equity securities close to the grant date. The share price volatility was computed based on public companies' volatility, which are in comparable stage to InSightec and are operating in the same industry.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 -	OPTIONS PLANS (CONT.)

C.	Options plan adopted by InSightec (cont.)

For the purpose of estimating the fair value of the options, InSightec utilizes the Black-Scholes option-pricing model using the following assumptions:

	Year ended December 31,
	2010	2009		2008

Risk free interest rate (%)	1.52	2.5		2.5-2.7
Expected life of options (years)	4	3.5-4.9		4-4.9
Expected volatility (%)	78	60		60
Expected dividend yield	None	None		None
Forfeited (%)	3.5	3.5		3.5
Total cost of benefit for options granted (or modified) during the year (NIS thousands)	2,298	8,587	(i)	15,335
Expenses recognized during the year (NIS thousands)	5,095	7,004		6,080

(i)	Include NIS 3.5 million in respect of re-pricing the Exercise price to $6.0 per option which was executed in February 2009.

NOTE 26 -	ADDITIONAL DETAILS CONCERNING INCOME STATEMENT

	Year ended December 31
	2010	2009	2008
	(in thousand NIS)

A. Revenues from commercial centers

Sales of trading property	4,345	-	439,339
Rental income and management fees	61,260	43,240	31,251
Other	37,290	42,226	53,573
	102,895	85,466	524,163

B. Revenues from hotel operations and management

Rooms	259,894	242,466	244,162
Food, beverage and other services	129,195	134,254	123,855
Rental of commercial space	14,733	20,016	16,203
	403,822	396,736	384,220

C. Gains from change of shareholding in subsidiaries

Change of shareholding in PC	-	16,478	49,122
Change of shareholding in InSightec	-	14,628	-
	-	31,106	49,122

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26 -	ADDITIONAL DETAILS CONCERNING INCOME STATEMENT (CONT.)

	Year ended December 31
	2010	2009	2008
	(in thousand NIS)
D Cost of commercial centers

Direct expenses:
Cost of trading property sold	5,185	1,956	232,681
Wages and fringe benefits	10,019	10,471	11,306
Allowance for doubtful debts	3,223	3,683	-
Energy costs	18,375	13,268	8,410
Taxes and insurance	5,168	4,492	3,280
Maintenance of property and other expenses	23,672	25,790	23,316
	65,642	59,660	278,993
Other operating expenses:
Wages and fringe benefits	25,380	24,725	32,599
Stock-based compensation expenses	13,366	15,964	36,571
Professional services	17,830	22,821	21,482
Advertising	14,637	14,671	21,103
Other	13,845	25,074	35,978
	85,058	103,255	147,733

Depreciation and amortization	6,045	6,338	4,941
	156,745	169,253	431,667

E. Investment property expenses

Management fee (i)	5,160	-	-
Taxes and insurance	23,980	-	-
Maintenance of property and other expenses	21,431	-	-
	50,571	-	-
(i) See note 23 A. (3)

F. Cost of hotel operations and management

Direct expenses:
Wages and fringe benefits	107,574	103,618	113,436
Food and beverages	28,806	30,425	26,220
Others	95,352	99,711	96,185
	231,732	233,754	235,841
Other operating expenses:
Wages and fringe benefits	499	378	515
Management fees and reimbursement expenses (i)	21,884	21,265	20,477
Business taxes, insurance and lease payments	25,536	25,354	22,270
Others	7,746	11,043	22,574
	55,665	58,040	65,836

Depreciation and amortization	53,894	61,435	53,372
	341,291	353,229	355,049
(i) See note 23 A. (1)

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26 -	ADDITIONAL DETAILS CONCERNING INCOME STATEMENT (CONT.)

	Year ended December 31
	2010	2009	2008
	(in thousand NIS)
G. Costs and expenses of medical systems operation

Direct expenses:
Wages and fringe benefits	5,276	7,473	7,800
Stock-based compensation expenses	157	688	538
Materials and subcontractors	8,058	14,650	10,529
Changes in work in process and finished goods	1,083	1,251	(3,403)
Other	8,779	3,335	2,452
	23,353	27,397	17,916
Other operating expenses:
Wages and fringe benefits	18,031	20,141	19,401
Stock-based compensation expenses	3,634	4,445	3,841
Advertising and commissions	7,660	6,525	6,524
Depreciation and amortization	628	753	651
Other	10,667	8,142	7,136
	40,620	40,006	37,553

	63,973	67,403	55,469

H. Cost of fashion merchandise
Direct expenses:
Inventories - opening balance	26,652	18,157	11,429
Purchases	78,222	58,255	47,465
Less - inventories closing balance	28,330	26,652	18,157
	76,544	49,760	40,737
Other operating expenses:
Wages and fringe expenses	38,512	25,964	25,790
Rental, management fee and shops' maintenance	54,899	35,789	28,743
Advertising	14,398	9,952	12,924
Depreciation and amortization	8,520	8,951	5,907
Other	4,701	3,726	3,939
	121,030	84,382	77,303

	197,574	134,142	118,040

I. Research and development expenses

Wages and fringe benefits	37,637	37,666	36,555
Stock-based compensation expenses	609	1,842	1,530
Materials and subcontractors	15,314	20,635	13,631
Depreciation and amortization	1,623	3,019	5,558
Other	3,331	10,797	11,485
	58,514	73,959	68,759

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26 -	ADDITIONAL DETAILS CONCERNING INCOME STATEMENT (CONT.)

	Year ended December 31
	2010	2009	2008
	(in thousand NIS)
J. General and administrative expenses

Wages and fringe benefits	30,274	27,610	23,991
Stock-based compensation expenses	13,980	12,209	9,531
Depreciation and amortization	1,990	1,997	1,849
Others	19,048	24,337	19,573
	65,292	66,153	54,944
K. Financial expense

Interest and CPI linkage on borrowings (i)	464,863	429,417	444,825
Loss (gain) from foreign currency translation differences (net of exchange results charged to foreign currency translation reserve)	55,451	2,406	28,262
Other financial expenses	7,954	6,754	15,063
Total financial expenses	528,268	438,577	488,150
Financial expenses capitalized to qualified assets (ii)	(164,238)	(155,031)	(191,623)
	364,030	283,546	296,527
    (i)      Including results of swap transactions designated as cash flow hedge.
                          In addition interest on debentures measured at FVTPL in the amount of NIS 51 million,
          NIS 62 million and NIS 73 for the years ended December 31, 2010, 2009 and 2008 respectively.

(ii) The rate applicable to non-specific credit	7.2%	8.6%	9.3%

L. Financial incomes

Interest on deposits and receivables	59,169	85,529	144,513
Gain (loss) from foreign currency translation differences	(18,242)	7,196	(9,235)
	40,927	92,725	135,278

M. Change in fair value of financial instruments at FVTPL

Change in fair value of embedded derivative	(9,146)	(796)	18,711
Change in fair value of financial instruments measured at FVTPL (mainly debentures)	(233,485)	(222,208)	154,189
Change in fair value of derivatives (mainly swap and forward transactions)	173,813	99,120	95,668
Gain (loss) on marketable securities	19,154	53,182	(43,324)
	(49,666)	(70,702)	225,244

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26 -	ADDITIONAL DETAILS CONCERNING INCOME STATEMENT (CONT.)

	Year ended December 31
	2010	2009	2008
	(in thousand NIS)
N. Impairment, initiation, charges and other expenses, net

Impairment of real estate assets, other property and other receivables (i)	42,123	232,555	50,568
Initiation expenses (ii)	41,159	30,411	21,280
Other, net	1,382	(2,741)	(3,051)
	84,664	260,225	68,797

(i)	Includes mainly impairment related to PC trading property according to external expert valuations.

(ii)	Includes mainly cost and expenses in respect of the Group's operations in India.

	Year ended December 31
	2010	2009	2008
	(in thousand NIS)
O. Earnings per share

1. Basic earning per share:
The earnings and weighted average number of ordinary shares used in the calculation of the basic earning per share are as follows:
Profit (loss) from continuing operations	57,597	(547,494)	(108,104)
Profit from discontinued operation	4,401	16,550	4,934
Weighted average number of shares used in computing basic earnings per share (thousands)	25,291	25,458	25,455

2. Diluted earning per share:
The earnings and weighted average number of ordinary shares used in the calculation of the diluted earning per share are as follows:
Profit (loss) from continuing operations	50,414	(548,169)	(108,967)
Profit from discontinued operation	4,401	16,550	4,934
Weighted average number of shares used in computing diluted earnings per share (thousands)	25,737	25,458	25,455
Effect of diluted options on the number of shares (thousands)	-	-	-

The earnings used in the calculation of all diluted earnings per share are same as those for the equivalent basic earnings per share measures, as outlined above.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27 -	RELATED PARTIES

A.	Transactions with related parties

Transactions between the Company, its subsidiaries and its jointly controlled companies, which are related parties of the Company, have been eliminated on consolidation and therefore are not disclosed in this note.

(1)
As of the balance sheet date the Company and/or its subsidiaries are bound by the following agreements, with Control Centers Ltd. ("CC"), the ultimate controlling party of the Company, and/or companies controlled thereby:

a.
An agreement according to which the Company will receive from CC (either directly or through its subsidiaries or affiliates) coordination, planning, execution and supervision services (the “Services”) over real estate projects of the Company and/or its subsidiaries and/or affiliates as defined in the agreement in consideration for a fee equal to 5% of the actual execution costs (excluding land acquisition costs, financing cost and the consideration for CC under the agreement) of each such project ("Supervision Fees"). The agreement applies to real estate projects whose initiation began following the approval of the agreement by the Company’s shareholders meeting (May 31, 2006) and to three other real estate projects which were under early stage of development as of May 31, 2006 ("Real Estate Projects"). Supervision Fees are paid in installments upon the attainment of certain milestones. In addition, the Company will reimburse CC for all reasonable costs incurred in connection with the Services rendered thereby, not to exceed a total of €75,000 per real estate project.

If the designation of a real estate project is changed for any reason prior to its completion or if the development of the real estate project is terminated for any reason (including its sale), the payment for the Services to CC will be calculated as a percentage of the budget for the project at such time provided that such percentage shall not exceed the percentage determined for the next milestone of the project had it been continued as planned. The calculation of such payments to CC will be subject to the approval of an external accountant and the Company's audit committee and board of directors. In addition, the Group  may also purchase from CC through Jet Link Ltd. (a company controlled by CC) up to 125 flight hours per calendar year in consideration for payments to Jet Link Ltd. in accordance with its price list deducted by a 5% discount. This agreement does not derogate from a previous agreement entered into between the Company and Jet Link Ltd. for the purchase by the Company of aviation services (see Item b. below).

The agreement entered into effect upon its approval by the Company's shareholders in May 2006 and shall remain in effect for a five year term (through May 2011).

b.
An agreement with Jet Link Ltd., for the provision of aviation services, up to 150 flight hours per annum, for the operations and in connection with projects abroad, in consideration for payment calculated on the basis of the price list of Jet Link Ltd., deducted by a 5% discount.

(2)
The Group furnished a local municipality with a bank guarantee in an amount of approximately NIS 4.5 million to secure payment of the land betterment tax by Marina Herzliya Limited Partnership Ltd. (a subsidiary of the Control Centers Group). Arbitration is currently being held as to such liability. The Company’s management estimates, based on professional opinion, that no significant costs will be borne thereby, in respect of this guarantee.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27 -	RELATED PARTIES (CONT.)

B.	Benefits to key management personnel

On December 27, 2009 the Company's board of directors approved an overall structural reorganization of the Company's headquarters in the framework of which several changes were made in executive positions within the Group. All the appointments which have been approved by the board are effective as from January 1, 2010.

(1)	Executive President services for the Company

On May 31, 2006 the general shareholders' meeting approved a service agreement with a company controlled by the Company's executive chairman of the board (the “Management Company” and the "Chairman", "Executive Chairman" respectively) according to which, the Management Company will provide the Company with executive chairman services (the “Services”). The agreement is for a five-year term commencing retroactively on August 1, 2005. In September, 2010 the Company’s general shareholders' meeting approved extension to the agreement for additional five years commencing in August 2010 under his new title as Executive President of the Company. The Management Company may provide the Services to private subsidiaries and/or affiliates of the Company. In accordance with the terms of the agreement, the Services will be provided by the Executive President only, as an employee of the Management Company and the Executive President will devote at least 80% of his time, skills and efforts to his role as Executive President. The control over the Management Company will not be changed during the term of the agreement. In consideration for the Executive President's services the Company will pay the Management Company a monthly amount of $50,000 (NIS 177,450 as of December 31, 2010) as well as reimbursement of direct expenses incurred directly with the provision of the Services. The Company will provide the Management Company with an appropriate vehicle and shall bear all costs and expenses in connection with such vehicle. In accordance with the terms of the service agreement, the Management Company will be the sole employer of the Executive President and no employer-employee relationship will exist between the Executive President and the Company. The Management Company has agreed to indemnify the Company with respect to any amount, rights or benefits the Company would be required to pay the Executive President including legal fees, in connection with any determination by the labor court and/or any other competent authority that the Executive President was or is an employee of the Company during the term of the agreement. The Executive President has guaranteed all of the Management Company’s obligations as far as they relate to it and has further guaranteed the Management Company’s indemnification undertakings and responsibility for damages.

(2)	Executive Chairman services for PC

On November 1, 2007, the Company's shareholders approved a service agreement between PC and the Executive President, according to which, the Executive President will serve as PC's executive Chairman of the board of directors in consideration of monthly salary of $25,000 (NIS 88,725 as of December 31, 2010) as well as reasonable expenses incurred by the executive Chairman in the performance of his duties under the service agreement. The salary will be reviewed by PC's board of directors each year and may be increased at the discretion of PC's board and subject to applicable law. The executive Chairman has waived his right to any entitlement to severance pay under the Israeli Severance Pay Law and social benefits. Under Israeli law, however, a waiver of certain social benefits, including severance pay, has no effect, and therefore PC may be exposed to potential additional payments to the executive Chairman in an aggregate amount which is estimated as immaterial, should the agreement be regarded as an employment agreement. The service agreement commenced on October 26, 2006. Each party may terminate the service agreement by a 12-month prior notice.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27 -	RELATED PARTIES (CONT.)

B.	Benefits to key management personnel (cont.)

(3)	Company's Executive President bonus

On November 1, 2007 the Company's shareholders approved an annual bonus payment for the Executive President which will be calculated as follows: (i) 0% of the first NIS 100 million of Profits (as defined below); (ii) 2.5% of Profits between NIS 100 million and NIS 125 million; (iii) 3% of Profits between NIS 125 million and NIS 150 million; and (iv) 3.5% of Profits exceeding NIS 150 million. The annual bonus is payable for so long as the Executive President serves as a director or officer of the Company or any of its subsidiaries.

For the purpose of determining the annual bonus, in accordance with resolutions of the Company's audit committee and board of directors as of May 29, 2008 and also based on legal advice obtained, "Profits" shall mean profit of the Company before taxes, as disclosed in the Company's annual audited consolidated financial statements for that year minus profits (losses) before tax allocated to the minority and minus such losses (before taxes and after deduction of profits (losses) allocated to the minority) as disclosed in the Company's annual consolidated audited financial statements for all years commencing 2007, that had not already been deducted for the purpose of calculating of such annual bonus for any previous year. Such resolution shall be applied, retroactively, to bonuses payable in respect of the year 2007 and thereafter. Accordingly, the Company has reversed, in its 2008 financial statements, provisions for bonuses accrued in 2007 in the amount of NIS 2.4 million. Notwithstanding the above, the annual bonus the Executive President is entitled to shall not exceed NIS 18.0 million.

(4)	Company's Chairman bonus

On May 31, 2006, the Company's shareholders approved bonus payments for the fiscal years commencing 2006 to the Company's Chairman, which will be calculated as follows: (i) 0.75% of the first NIS 125 million of Profits (as defined below); (ii) 0.875% of Profits between NIS 125 million and NIS 150 million; and (iii) 1% of Profits exceeding NIS 150 million.

For the purpose of determining the annual bonus, in accordance with the resolutions of the Company's audit committee and board of directors of May 29, 2008 and also based on legal advice received, "Profits" for any year, shall mean profit of the Company before taxes, as disclosed in the Company's annual consolidated audited financial statements for that year minus profits (losses) before tax allocated to the minority shareholders. Such resolution shall be applied, retroactively, to bonuses payable in respect of the year 2007 and thereafter. Accordingly, the Company has reserved, in its 2008 financial statements, provisions for bonuses accrued in 2007 in the amount of NIS 3.7 million

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27 -	RELATED PARTIES (CONT.)

B.	Benefits to key management personnel (cont.)

(5)	Company's agreement with its former executive vice chairman

On January 17, 2008, the Company's shareholder’s approved an agreement with an officer who served as the Company's executive vice chairman of the board ("VC") according to which the Company has undertaken to allot the VC 5% of the aggregate issued and outstanding share capital in each entity through which the Group (excluding operations of PC and its investees) will conduct its operations in India and in Asia (the "Investment Vehicle") during the Sourcing Period (as defined below). In the event the Investment Vehicle is not wholly owned by the Group, the VC will be allotted that number of shares equal to 5% of the issued and outstanding share capital in such Investment Vehicle held by the Group ("VC Shares"). The VC Shares shall not be entitled to receive any distributions (including, but not limited to, payment of dividends, interest, other expenses and principal repayments of shareholder loans, management fees or other payments made to the VC and any loans provided by the Investment Vehicle to the VC) from the Investment Vehicle until the Group's investments (principal and interest calculated in accordance with a mechanism provided for in the agreement) in such Investment Vehicle have been fully repaid.  As of December 31, 2010, the VC's right to receive the shares in each Investment Vehicle is fully vested. The Group's obligation to issue the VC Shares shall apply to all the Group's operations (excluding operations of PC and its investees) initiated in the territory since the Group has commenced its operations in India and shall remain in effect for a period of 2.5 years subsequent to the date on which the VC ceases, for any reason, to devote, in the aggregate, a substantial part of his time and attention to the sourcing activities (the "Sourcing Period"). The agreement includes tag-along rights, preemptive rights and registration rights in favor of the VC and transfer restrictions, right of first refusal and drag-along rights in favor of the Group. Effective as of December 31, 2010, the VC resigned from his position with the Company, and accordingly the Sourcing Period will end in June 2013.

(6)	PC's agreement with the Company's former executive vice chairman

On October 27, 2006, PC has entered into an agreement with an officer who served as the Company's executive vice-chairman of the board ("VC") with respect to its operations in India, under which the VC will be entitled to receive options ("the Options") to acquire up to 5% of the holding company through which PC will carry out its operations in India. However, where considered appropriate and by agreement, the VC will be entitled to take up to 5% interest in specific projects, in which case necessary adjustments will be made at the holding company level. PC and the VC will agree on the form of the Option for each project, taking into account taxation, securities laws and regulations applicable to either party or their respective affiliates, and other considerations of the respective parties. If the VC exercises all his Options (5%) at the holding company level, his right to take up interests on a project by project basis will elapse. As of the balance sheet date, the VC's right to receive the shares in each holding company is fully vested.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27 -	RELATED PARTIES (CONT.)

B.	Benefits to key management personnel (cont.)

(6)	(cont.)

The Options may be exercised at any time, for cash or on a cashless basis, at a price equal to PC's net equity investment made in the projects as of the date in which the Option is exercised plus interest at the rate of LIBOR plus 2% per annum from the date of the investment made by PC until the Options exercise date ("Exercise Price"). The VC has a put right to require PC to purchase shares held by him following the exercise of the Options, at a price to be determined by an independent appraiser. In addition, the VC has the right to pay the Exercise Price on a partial exercise of Options by way of the surrender to PC of Options valued at the Exercise Price of the exercised Options. The agreement includes tag-along rights and a right of first refusal. If PC sells its shares in the holding company to a third party, the VC's Options will not be affected. However, if a new investor is allotted shares in the holding company, the VC's Options will be diluted pro-rata.

The VC and PC have agreed to enter into a new agreement in substantially the same terms and conditions as the agreement described in item (5) above (the "New Agreement") which will replace and supersede the previous agreement. The New Agreement shall enter into effect following the receipt of the approval of the Company's shareholders and the approval of PC's relevant organs as required under applicable law.

The agreement was approved by the Company's shareholders meeting on January 17, 2008. As of the balance sheet date, a liability of NIS 5.5 million was recorded in the consolidated financial statements in respect of this agreement.

Effective as of December 31, 2010, the VC resigned from his position with the Company. The agreement is still valid.

(7)	a.	Insurance policy for the Company's directors and officers

The directors and officers of the Company and of companies, in which the directors serve on behalf of the Company, are covered by insurance of up to $40.0 million per occurrence and in the aggregate during the duration of the policy. The first layer of such policy in the amount of $10.0 million shall also cover the liability of directors and officers of EIL and its subsidiaries. The coverage is within the framework of a joint insurance policy for the EIL Group companies. The allocation of the insurance costs between the Company and its subsidiaries (90%) and EIL (10%) was approved by the Company's shareholders. The shareholders also approved the renewal and/or extension of the policy and the purchase of other directors and officers policy, provided that the coverage will not exceed the amount described above and that the premium will not exceed an amount representing an increase of 20% as compared to the previous year. The shareholder’s meeting of December 2008 approved the coverage of liability of the Executive Chairman under the above insurance policy.

b.	Insurance policy for PC's directors and officers

PC's directors and officers (including the Company's directors who are non-controlling shareholders of the Company) are covered through September 2012 by Public Offering of Securities Insurance of up to $5.0 million for losses arising under the prospectus filed by PC in October 2006. Such coverage was approved by the Company's shareholders.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27 -	RELATED PARTIES (CONT.)

B.	Benefits to key management personnel (cont.)

(7)	(cont.)

c.	Insurance policy for the InSightec's directors and officers

InSightec's directors and officers (including the company controlling shareholding and some of the Company's officers) are covered on damages caused by illegal activities by insurance policy of up to $20.0 million and includes a component of special cover for risk management (up to an amount of $100 thousands). The policy is valid throughout the world commencing for 12 months starting in May, 2010, with the retroactive validity of the policy being set at March 1, 1999. The policy terms were approved by the company general meeting on September 16, 2010.

d.	Insurance policy for the Gamida's directors and officers

Gamida's directors and officers (including the Company controlling shareholding and some of the Company's officers) are covered by a policy including insurance cover for the Directors and officers in Gamida as well as indemnity for Gamida, cover with respect to financial damage caused to Gamida in the case of claims against the officers and this in the event that Gamida is entitled or obligated, by law, to indemnify the insured with respect to monetary damage. In accordance with the terms and conditions of the policy, the limit of liability of the insurer is 5,000,000 dollars. The limit of liability is the total of the accumulated amount of the liability of the insurer for any monetary damage, resulting from all the claims that will be submitted against all the insured parties in accordance with all the clauses of the insurance cover, in accordance with the accumulative policy.

e.
On November 21, 2010, the general meeting of Elbit Technologies Ltd. approved, after receiving the approval of the audit committee and the board of directors of Elbit Technologies Ltd., that in the event that Elbit Technologies Ltd shall publish a prospectus before December 31, 2015 (hereinafter: the “Prospectus”), then the Elbit Technologies Ltd shall be entitled to engage under an issuance policy according to the Prospectus (the “POSI Policy”), in order to insure this issuance. The POSI Policy covers, inter alia: (1) Elbit Technologies Ltd; (2) the directors and functionaries of Elbit Technologies Ltd.; (3) the Company, its directors and functionaries and/or of a subsidiary company; (4) InSightec and Gamida, their directors and functionaries and/or their subsidiaries. Limitation of liability according to the POSI Policy shall be $ 10 million. The term of the insurance shall be 7 years from the date of issuance. Limitation of liability per event and per term shall be $ 10 million.

(8)	As for directors' indemnification - see note 23C (1-4).

(9)	Shares and warrants issued to related parties - see note 25.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27 -	RELATED PARTIES (CONT.)

C.	The following table presents the components of the Group related party transactions and benefit (including bonus) granted to the Group's key management personnel:

	Year ended December 31
	2010	2009	2008
	(in thousand NIS)
a. Benefits to key management personnel
Salaries, management fees, directors' fees and bonuses (i) (*)	15,485	8,096	2,132
Post employment benefits	2,855	225	1,332
Amortization of stock based compensation expenses	15,720	5,003	16,690
	34,060	13,324	20,154

(*) Number of recipients (excluding directors)	5	3	-

b. Project expenses (coordination, supervision and aviation services) - charged, mainly to cost of trading property and property plant and equipment (see note 27 A(1))	44,332	112,232	99,407

(i)	2008: Net after adjustment of bonus provisions accrued in 2007 to the Company's directors in the amount of NIS 6.1 million.

D.	Balances with related parties

	Year ended December 31
	2010	2009
	(in thousand NIS)
Assets:
Receivables and other debit accounts	5,241	8,627
Deposit, loans and other long-term receivables	1,082	1,082
	6,323	9,709

Liabilities:
Payables and other credit accounts	1,908	8,447
Liability to the Company's vice chairman (see 6 above)	5,515	3,401
Benefits payable to key management personnel	10,276	11,308
	17,699	23,156

E.	Liens and guarantees - see notes 23D.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28 -	SEGMENTS REPORTING

A.	General

The Group has adopted in these financial statements IFRS 8, Operating Segments. The standard is applicable for annual reporting periods commencing on January 1, 2009. The adoption of the standard did not change the Group's reportable segments in the years 2008, however, certain data in the reportable segments of 2008 were retroactively restated in order to comply with the requirements of the new standard.

The Group's Chief Operating Decision-Maker ("CODM") has been identified as the Group’s Executive Committee. The CODM reviews the Group’s internal reporting to assess the performance and to allocate resources. The CODM assesses the performance of the Group's segments based on Net Operating Income. Such Net Operating Income is excluding general and administrative expenses attributable to the Company's headquarter, financing income (expenses) and income taxes. In addition, the CODM is assessing separately the specific financial expenses of each segment based on the borrowings which are specifically attributable to the segment. All other financing expenses (income) (i.e: financing  expenses in respect of non specific borrowing, interest income on investments and deposits and changes in fair value of financial instruments) were considered as unallocated financing expenses(income). For the purpose of these financial statements the following business segments were identified:

•
Commercial and entertainment centers - Initiation, construction and sale, shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector. In certain circumstances and depending on market conditions, the Group operates and manages a commercial and entertainment centers prior to its sale.

•	U.S Real Property- Investment in commercial real property.

•	Hotels - Hotels operation and management.

•
Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine;

•	Residential projects- initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential.

•	Fashion apparel - distribution and marketing of fashion apparel and accessories.

•	Venture-capital investments - investments in high tech companies which are mainly engaged in research and development operations.

•	Hospitals - initiation and construction of hospitals which are in preliminary stages.

•	Farm and dairy plant- initiations and construction of farm and dairy farm which are in preliminary stages.

•	Wholesale trade of home appliances- distribution and marketing of electrical appliances, kitchen appliances, kitchen systems, and facilities.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28 -	SEGMENTS REPORTING (CONT.)

A.	General (cont.)

Due to recent conditions of the global economy, the Company has currently decided to suspend its investment activities in hospitals and farm and dairy plants in India, until the Company is satisfied that the economy has recovered sufficiently to resume such activities.

The Group's reportable segments for each of the years ended December 31, 2010, 2009 and 2008 are: Commercial and Entertainment Centers, Hotels, Real Property, Medical Industries, Residential Projects and Fashion Apparel. All the other operations identified by the CODM are included as "other activities". The assets of a reportable segment include mainly property plant and equipment (mainly of the Hotels and the fashion apparel segments), investment property attributable to the U.S. Real Property segment, as well as trading property and payments on account of trading property attributable to the Commercial and Entertainment Centers and the Residential Projects. Unallocated assets include mainly cash and cash equivalent as well as short and long term deposits and investments.

The liabilities of the reportable segments include mainly specific borrowings provided directly to the Project Companies (i.e; mainly companies which are engaged in the purchase. construction and initiations of commercial centers, investment property and hotels) and which are usually secured by a mortgage on the property owned by these Project Companies. Other borrowings which were raised by the Group with no identification to certain operations (i.e: mainly debentures raised by the Company and PC) were considered as unallocated liabilities.

The accounting policies of the reportable segments are the same as the Group accounting policies described in note 2.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28 -	SEGMENTS REPORTING (CONT.)

B.	Data regarding business segments

Year ended December 31, 2010

	Commercial and Entertainment Centers (i)	Hotels	Medical industries	Residential	U.S Real Property	Fashion Apparel	Other activities	Total
	( I n t h o u s a n d N I S)

Revenues	102,895	602,599	33,631	-	162,688	174,817	-	1,076,630
Gain from bargain purchase								397,082
								1,473,712

Segment profit(loss)	(97,536)	276,369	(88,856)	(19,480)	108,258	(28,081)	(27,376)	130,298
Gain from bargain purchase								397,082
								520,380
Financial expenses	(19,490)	(87,715)	(1,073)	-	(39,393)	(3,482)	-	(151,153)
Share in losses of associates, net	(1,899)	-	-	-	-	-	(6,376)	(8,275)
Unallocated general and administrative expenses								(65,292)
Unallocated financial expenses								(212,877)
Financial income								40,927
Change in fair value of financial instruments measured at FVTPL								(49,666)
Profit before income taxes								74,044
Income taxes								4,920
Profit from continuing operations								69,124
Profit from discontinued operation								4,401
Profit for the year								73,525
Purchase cost of segment assets(ii)	375,554	99,965	3,379	66,607	2,441,795	11,605	17,182	3,016,087
Depreciation and amortization of segment assets	6,044	53,894	628	-	-	8,520	-	69,086
Unallocated depreciation and amortization								1,990
								71,076
Provision for impairment of segment assets	46,686	(15,061)	-	5,466	-	3,581	5,833	43,504
Unallocated provision for impairment

December 31, 2010:
Segment assets	4,071,426	1,204,159	43,141	1,046,146	2,312,626	95,873	9,446	8,782,817
Investment on the equity basis	(4,697)	-	-	-	-	-	29,824	25,127
Unallocated assets								1,894,769
								10,702,714
Segment liabilities	1,726,315	622,775	61,596	1,069	1,579,937	75,870	6,966	4,074,528
Unallocated liabilities								4,450,666
								8,525,194

(i) Includes mainly sales of trading property.
(ii) Includes trading property and payments on accounts of trading property.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28 -	SEGMENTS REPORTING (CONT.)

B.	Data regarding business segments

Year ended December 31, 2009

	Commercial and Entertainment Centers (i)	Hotels	Medical industries	Residential	Fashion Apparel	Other activities	Total
	( I n t h o u s a n d N I S)

Revenues	102,937	396,736	75,318	-	118,386	3,423	696,800
Segment profit(loss)	(281,741)	27,914	(66,044)	(16,551)	(15,757)	(9,232)	(361,411)
Financial expenses	(22,923)	(106,213)	(705)	-	(5,742)	-	(135,583)
Share in losses of associates, net	(4,226)	-	-	-	-	(9,813)	(14,039)
Unallocated general and administrative expenses							(66,153)
Unallocated financial expenses							(147,963)
Financial income							92,725
Change in fair value of financial instruments measured at FVTPL							(70,702)
loss before income taxes							(703,126)
Income taxes							(35,571)
Loss from continuing operations							(667,555)
Profit from discontinued operation							16,550
Loss for the year							(651,005)
Purchase cost of segment assets(ii)	920,235	74,581	843	358,532	12,644	14,647	1,381,482
Depreciation and amortization of segment assets	6,501	61,435	3,363	-	8,951	-	80,250
Unallocated depreciation and amortization							1,997
							82,247
Provision for impairment of segment assets	216,962	15,593	-	-	-	-	232,555
Unallocated provision for impairment

December 31, 2009:
Segment assets	3,670,008	1,696,902	24,647	1,011,994	92,052	28,199	6,523,800
Investment on the equity basis	(3,269)	-	-	-	-	44,866	41,597
Unallocated assets							2,817,899
							9,383,296
Segment liabilities	967,329	1,351,980	70,461	958	60,622	6,319	2,457,670
Unallocated liabilities							4,773,648
							7,231,318
(i) Includes mainly sales of trading property.
(ii) Includes trading property and payments on accounts of trading property.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28 -	SEGMENTS REPORTING (CONT.)

B.	Data regarding business segments

Year ended December 31, 2008

	Commercial and Entertainment Centers (i)	Hotels	Medical industries	Residential	Fashion Apparel	Other activities	Total
	( I n t h o u s a n d N I S)

Revenues	568,895	387,776	38,076	834	102,736	-	1,098,317
Segment profit(loss)	119,438	19,251	(86,152)	(10,598)	(15,304)	(25,899)	736
Financial expenses	(16,016)	(121,369)	(5,404)	-	(2,008)	-	(144,797)
Share in losses of associates, net	(4,954)	-	-	-	-	(7,998)	(12,952)
Unallocated general and administrative expenses							(54,944)
Unallocated financial expenses							(151,730)
Financial income							135,278
Change in fair value of financial instruments measured at FVTPL							225,244
Loss before income taxes							(3,165)
Income taxes							24,736
Loss from continuing operations							(28,101)
Profit from discontinued operation							4,934
Loss for the year							(23,167)
Purchase cost of segment assets (ii)	1,279,969	192,562	1,101	522,026	24,039	56,930	2,076,627
Depreciation and amortization of segment assets	4,940	53,178	5,711	-	5,907	-	69,736
Unallocated depreciation and amortization							1,849
							71,585
Provision for impairment of segment assets	8,248	12,234					20,482
Unallocated provision for impairment							30,085
							50,567
December 31, 2008:
Segment assets	2,973,741	1,660,014	27,378	806,987	78,573	21,088	5,567,982
Investment on the equity basis	996	-	-	-	-	45,659	46,655
Unallocated assets							3,093,053
							8,707,690
Segment liabilities	654,857	1,313,239	137,052	3,483	64,170	5,881	2,178,682
Unallocated liabilities							4,077,957
							6,255,639

(i) Includes mainly sales of trading property.
(ii) includes trading property and payments on accounts of trading property.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28 -	SEGMENTS REPORTING (CONT.)

C.	Data regarding geographical areas

(1)	Revenues by geographical areas

Revenues information above is based, mainly, on the locations of the assets.

	Year ended December 31
	2010	2009	2008
	(in thousand NIS)

East and central Europe(i)	232,044	241,866	669,740
West Europe (ii)	484,617	293,921	305,660
USA	568,413	19,122	11,042
Israel	171,275	132,021	102,736
Other	17,363	9,870	9,139
	1,473,712	696,800	1,098,317

(i)	The following table provides an additional information in respect of the revenues in east and central Europe per countries:

	Year ended December 31
	2010	2009	2008
	(in thousand NIS)

Hungary	6,993	13,058	126,539
Poland	56,345	30,927	43,241
Czech Republic	18,321	23,198	355,237
Romania	126,050	131,731	83,509
Latvia	15,245	20,841	-
Other	9,090	22,111	61,214
	232,044	241,866	669,740

(ii)	The following table provides additional information in respect of the revenues in west Europe per countries:

	Year ended December 31
	2010	2009	2008
	(in thousand NIS)

England	338,944	138,676	166,110
Netherland	73,404	66,246	74,184
Belgium	64,200	60,082	60,416
Other	8,069	28,917	4,950
	484,617	293,921	305,660

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28 -	SEGMENTS REPORTING (CONT.)

C.	Data regarding geographical areas

(2)	Non Current assets by geographical areas

The Group's Non Current assets provided in the following table include also trading property and payment on account of trading property.

	Segment assets
	December 31
	2010	2009
	(in thousand NIS)

East and central Europe	4,432,083	4,212,508
West Europe	591,984	973,067
USA	2,196,536	79
Israel	214,349	200,732
India	1,372,217	1,158,274
Other	775	1,335
	8,807,944	6,545,995

NOTE 29 -	DISCONTINUED OPERATION

Following the sale of the diagnostic ultrasound activity by the Company and the sale of the Nuclear Medicine (NM), Magnetic Resonance Imaging (MRI) and Computerized Tomography (CT) activities by Elscint, the Group's core activity in these areas was terminated. The results from these operations have therefore been presented in the statements of operations, as discontinued operation. Balances included in the statement of operations and/or dispositions in balance sheet items through the reported years, reflect primarily settlements or resolution of disputes and/or lawsuits and/or certain claims relating to the ultrasound, NM, CT and MRI businesses and the ultimate sale thereof. The liabilities included in the discontinued operations include mainly provisions for demands and claims of third parties in respect of discontinued operation.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30 -	FINANCIAL INSTRUMENTS

A.	Principal accounting policies

The principal accounting policies adopted by the Group in respect of financial instruments and equity components including recognition criteria, measurement and charges to the statement of income and other comprehensive income are included in note 2.

B.	Balances of financial instruments by categories

(1)	Composition:

	December 31
	2010	2009
	(in thousand NIS)

Financial assets
Cash and cash equivalents	1,040,798	1,508,301
Loans and receivables	814,350	486,061
Financial assets held for trading	155,764	202,309
Available for sale financial instruments	141,429	81,843
Held to maturity financial instruments	180,042	315,101
Financial assets designated at fair value through profit and loss	82,610	70,481
Derivative financial assets at fair value through profit and loss	249,427	133,594
	2,664,420	2,797,690

Financial Liabilities
Derivative financial liabilities at fair value through profit and loss	1,599	27,969
Financial liabilities designated at fair value through profit and loss	1,256,987	1,221,683
Derivative financial instruments designated for cash flow hedge	-	39,220
Financial liabilities at amortized cost	7,065,531	5,742,580
	8,324,117	7,031,452

(2)	Additional information:

a.	As for financing income and expenses resulting from the aforementioned financial instruments –see note 26K.

b.
The total change in fair value which is attributable to the change in the credit risk of PC's debentures measured at FVTPL for the year ended December 31, 2010 and 2009 amount to loss of NIS 50 million and loss of NIS 358 million respectively.

The group estimates changes in fair value due to credit risk, by estimating the amount of change in the fair value that is not due to changes in market conditions that give rise to market risk.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30 -	FINANCIAL INSTRUMENTS (CONT.)

C.	Management of financial risks

The operations of the Group exposes it to risks that relate to various financial instruments, such as: market risks (including currency risk, fair value risk with respect to interest rates, cash flow risk with respect to interest rates and other price risk), credit risk and liquidity risk.

Market risk – is the risk that the fair value of future cash flow of financial instruments will fluctuate because of changes in market prices

Credit risk - is the risk of financial loss to the Group if counterparty to a financial instrument fails to meet its contractual obligations.

Liquidity risk - Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due.

The comprehensive risk management program of the Group focuses on actions to minimize the possible negative effects on the financial performance of the Group. In certain cases the Group uses derivatives and non-derivative financial instruments in order to hedge certain risk exposures.

The Company's board of directors has overall responsibility for the establishment and oversight of the Group’s risk management framework. The board has established a continuous process for identifying and managing the risks faced by the Group, and confirms that any appropriate actions have been or are being taken to address any weaknesses. The board has established the Investment committee, which is responsible for developing and monitoring the Group’s financial risk management policies. The risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities.

The Group has exposure to the following risks which are related to financial instruments:

(1)	Foreign currency risk

The Group has international activities in many countries and therefore it is exposed to foreign currency risks as a result of fluctuations in the different exchange rates.

Foreign currency risks are derived from transactions executed and/or financial assets and liabilities held in currency which is different than the functional currency of the Group's entity which executed the transaction or hold these financial assets and liablities. in order to minimize such exspsure the Group policy is to hold  financial assets and liablities in a currency which is the functional currency or the Group's entity. The Company's functional currency is the NIS and its investees use different functional currencies (mainly the Euro, GBP, Indian Rupee, US Dollar and the RON). In addition, part of the Company's long term loans (mainly Euro) are used as hedge to the Company's investments in foreign operations. As for foreign currency risk in respect of PC debdntures, for which PC executed swap transactions in order to hedge such risk, see C.(4) below.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30 -	FINANCIAL INSTRUMENTS (CONT.)

C.	Management of financial risks (cont.)

(1)	Foreign currency risk (cont.)

The following tables details senstivity analysis to a change of 10% in the Group's main foreign currencies against their relevant functional currency and their effect on the statements of income  and the shareholders' equity (before tax and before capitlizing any exchange results to qualfied assets):

As of December 31, 2010:

	Functional currency	Linkage currency	Change in the exchange rate (%)	Profit (loss)
				In thousand NIS
Assets
Cash and deposits	NIS	US Dollar	+10%	9,744
Cash and deposits	Euro	PLN	+10%	3,984
Cash and deposits	NIS	Euro	+10%	6,996
Cash and deposits	Euro	US Dollar	+10%	1,510
				22,234
Financial liablities
Loans at amortized cost	NIS	US Dollar	+10%	(15,702)
Loans at amortized cost (i)	NIS	Euro	+10%	(20,349)
Debentures at amortized cost	NIS	US Dollar	+10%	(3,648)
Debentures at amortized cost (ii)	Euro	NIS	+10%	(49,184)
Loans at amortized cost	Euro	US Dollar	+10%	(1,465)
Loans at amortized cost	RON	Euro	+10%	(18,707)
				(109,055)

(i)	The effect of the exchange rates results in respect of these financial liablities is offset against the exchange rate resulting from investments in forigen opertions with the same functional currency.

(ii)	In respect of PC's series B debentures which are represented at amortized cost.

Regarding the foreign currency risk of PC's debenures at FVTPL, see C (4) below.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30 -	FINANCIAL INSTRUMENTS (CONT.)

C.	Management of financial risks (cont.)

(1)	Foreign currency risk (cont.)

As of December 31, 2009:

	Functional currency	Linkage currency	Change in the exchange rate (%)	Profit (loss)
				In thousand NIS
Assets
Cash and deposits	NIS	US Dollar	+10%	9,807
Cash and deposits	Euro	PLN	+10%	4,757
Cash and deposits	NIS	Euro	+10%	22,320
				36,884
Financial liablities
Loans at amortized cost	NIS	US Dollar	+10%	(16,702)
Loans at amortized cost (i)	NIS	Euro	+10%	(23,367)
Debentures at amortized cost	NIS	US Dollar	+10%	(4,984)
Debentures at amortized cost (ii)	Euro	NIS	+10%	(15,123)
Loans at amortized cost	Euro	CHF	+10%	(1,929)
Loans at amortized cost	RON	Euro	+10%	(24,323)
				(86,428)

As of December 31, 2008:

	Functional currency	Linkage currency	Change in the exchange rate (%)	Profit (loss)
				In thousand NIS
Assets
Cash and deposits	NIS	US Dollar	+10%	13,379
Cash and deposits	NIS	Euro	+10%	3,077
				16,456

Financial liablities
Loans at amortized cost (i)	NIS	US Dollar	+10%	(12,639)
Loans at amortized cost (i)	NIS	Euro	+10%	(22,740)
Debentures at amortized cost	NIS	US Dollar	+10%	(5,570)
Loans at amortized cost	RON	Euro	+10%	(24,399)
Loans at amortized cost	RON	US Dollar	+10%	(4,149)
				(69,497)

(i)	The effect of the exchange rates results in respect of these financial liablities is offset agianst the exchange rate resulting from investments in foreign opertions with the same functional currency.

(ii)	In respect of PC's series B debentures which are represented at amortized cost.

Regarding the foreign currency risk of PC's debenures at FVTPL, see C (4) below.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30 -	FINANCIAL INSTRUMENTS (CONT.)

C.	Management of financial risks (cont.)

(2)	Price risk

Marketable securities

The Company invests in marketable securities based on the investment policy adopted by the Company's investment committee. In accordance with the said policy the Company will invest up to NIS 500.0 million through several Israeli investment institutions. The portfolio investment will be divided as follow: up to 15% in shares and the remaining in government bonds and corporate bonds with a rating of at least A on a local scale. In addition the portfolio may not include investment in derivative instruments and trust funds.

Embedded derivative

December 31, 2009 - Within the framework of a credit facility agreement executed in March 2006, B.H. jointly controlled subsidiaries holding 3 hotels in the U.K. were committed to pay the financing bank additional exit fee. As part of the refinance agreement entered into in November 2010, the financial institution fully waived the liability presented as of December 31, 2009.

December 31, 2010 -Within the framework of a credit agreement executed in April 2010 B.H. jointly controlled subsidiary that holds a hotel in Netherland is committed to pay the financing bank additional exit fee.

The following  table details senstivity analysis to changes in market prices and/or fair value and their effect on the statements of income  (before tax) :

	Scope of	Profit (loss)
	price change	Year ended December 31
	%	2010	2009	2008
		(in thousand NIS)
Increrase in the prices of marketable securities held for trade	+10%	15,576	20,231	17,069
Increrase in the fair value of the underlying assets used for the calculation of the embedded derivative's fair value	+5%	(200)	(3,548)	(3,415)
		15,376	16,683	13,654

(3)	Credit risk

The Group holds cash and cash equivalents, short term investments and other long- term investments in financial instruments in various reputable banks and financial institutions. These banks and financial institutions are located in different geographical regions, and it is the Group’s policy to disperse its investments among different banks and financial institutions. The maximum credit risk exposure of the Group is approximate to the financial assets presented in the balance sheet.

The investment of the group in HTM structures is concentrated mainly in one bank with a credit rate of A2 according to MOODY'S and A according to the S&P.

(See also note 2 AF (2) b.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30 -	FINANCIAL INSTRUMENTS (CONT.)

C.	Management of financial risks (cont.)

(3)	Credit risk (cont.)

Due to the nature of their activity, the Group companies, which operates at the hotels, the investment property, the image guided and the fashion merchandise business, are not materially exposed to credit risks stemming from dependence on a given customer. The Group companies examine on an ongoing basis the credit amounts extended to their customers and, accordingly, record a provision for doubtful debts based on those factors they consider having an effect on specific customers.

(4)	Interest rate risk

Fair value risk

A significant portion of the Group’s long term loans and debentures bearing a fixed interest rate and are therefore exposed to change in their fair value as a result of changes in the market interest rate. The vast majority of these loans and debentures are measured at amortized cost and therefore changes in the fair value will not have any effect on the statement of income. In addition, the Group has invested in financial Notes (see note 9A.) which are classified as held to maturity, and therefore change in the fair value of these financial Notes will not have any effect on the statement of income. The fair value of these financial instruments is presented in Item D (3) below.

PC's debentures at FVTPL and swap transaction

As of the balance sheet date PC has issued three series of debentures: Series A in the total aggregate amount of NIS 305 million, Series B in the aggregate amount of NIS 1,250 million and PLN bonds in a total aggregate amount of NIS 71 million. PC series A and Series B debentures are linked to the Israeli CPI and bear a fixed interest rate 4.5%-5.4% per annum. Close to the date of their issuance PC entered into a cross currency interest rate swap transactions in respect of the entire amount of Series A debentures. Such swap transaction was settled in January 2009. In addition, PC entered into several swap transactions for its Series B debentures, NIS 799 million par value ("Series B at FVTPL"). PC did not execute Swap transaction for the additional amount of Series B debentures. According to the Swap transactions PC will pay an interest equal to the Euribor plus a margin of 3.52%-3.66% and will receive the same interest of the debentures linked to the Israeli CPI with the same amortization schedule as the debentures. The derivatives are measured at fair value with changes in the fair value are charged to the statements of income. The debentures (other than those for which a swap transaction were not executed) are designated at fair value through profit and loss since it significantly reduces a measurement inconsistency with the said derivative. The debentures and the derivative associated to it (i.e. the swap transactions) are mainly exposed to changes in the Euro/NIS exchange rate, the Israeli consumer Price Index and the market interest rates.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30 -	FINANCIAL INSTRUMENTS (CONT.)

C.	Management of financial risks (cont.)

(4)	Interest rate risk (cont.)

Forward transactions

PC entered into 2 forward transactions to hedge its foreign currency exposure risk in respect of Series A and B debentures. During 2009, PC settled Forward A for a total consideration of NIS 14.5 million.

In January 2010 PC settled Forward B for a total consideration of NIS 29.6 million (approximately EUR 5.6 million).

Set forth is an analysis of the net change in the fair value of the debentures and the derivatives. This analysis assumes that in each case all other parameters affecting the derivatives and the debentures fair value remain constant:

	Scope of	Profit (loss)
	price change	Year ended December 31
	%	2010	2009	2008
		(in thousand NIS)
Devaluation of the NIS against the Euro	(i)	101,789	39,224	(51,421)

Change in the Israeli CPI	(ii)	(23,055)	(4,196)	11,580

Change in the market interest rate	+1%	20,804	6,759	(32,001)

(i)	December 31, 2010: +10% December 31, 2009: +12.27%; December 31, 2008: +20%.

(ii)	December 31, 2010: +3%, December 31, 2009 & 2008: +2%.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30 -	FINANCIAL INSTRUMENTS (CONT.)

C.	Management of financial risks (cont.)

(4)	Interest rate risk (cont.)

Cash flow risk

a.
Part of the Group’s long term borrowings as well as long term loans receivable are bearing variable interest rate. Cash and cash equivalent, short term deposits and short term bank credits are mainly deposited in or obtained at variable interest rate. Change in the market interest rate will affect the Group's finance income and expenses and its cash flow. In certain cases the Group uses interest rate swap transaction in order to swap loans with a variable interest rate to fixed interest rate or alternatively entered into loans with a fixed interest rate.

The following table presents the effect of an increase of 2% in the Libor rate with respect to financial liabilities which are exposed to cash flow risk (before tax and before capitalization to qualifying assets):

	Profit (loss)
	Year ended December 31
	2010	2009	2008
	(in thousand NIS)
Loans, debentures and convertible debentures linked to the US dollar	(9,710)	(4,342)	(5,889)
Loans and debentures linked to the Euro (i) (ii)	(44,328)	(48,984)	(48,303)
Loans linked to the NIS	(1,034)	(811)	(674)
	(55,072)	(54,137)	(54,866)

(i)	In respect of PC's debentures which are linked to the Israeli CPI and for which PC has executed swap transactions in order to exchange the interest to variable interest rate (see note 9A (iv)).

(ii)
PC raised a total of PLN 60 million (approximately NIS 71 million) from Polish institutional investors.The unsecured bearer bonds governed by Polish law (the “Bonds”) have a three year maturity and will bear interest rate of six months Polish Wibor plus a margin of 4.5%. PC entered into a EUR-PLN cross-currency interest rate swap in order to hedge the expected payments in PLN (principal and interest) and to correlate them with the EUR. The derivative is measured at fair value and the debentures are measured at amortized cost.

PC will pay a fixed interest of 6.98% and will receive an interest of six months WIBOR + 4.5% with the same amortization schedule as the Polish bonds.

b.
As of the balance sheet date the Group holds investments in financial Notes in the amount of NIS 180 million (2009: NIS 315 million) which bear an interest of 11.5%-12% per annum, and which is payable only if the margin between the 30 years Euro swap interest rate and the 10 years Euro swap interest rate (measured on a daily basis) is higher than the margin stated in the agreement. Therefore, the Group is exposed to non payment of interest on these Notes in the event that the aforementioned condition is not met. A decrease of 5% in the annual effective interest rate on the Notes will lead to a decrease in the Group's financing income and its cash flow for the year ended December 31, 2010  in the amount of NIS 9 million (2009: NIS 15.7 million: 2008: 19.3 NIS).

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30 -	FINANCIAL INSTRUMENTS (CONT.)

C.	Management of financial risks (cont.)

(5)	Liquidity risk

The Group's capital resources include the following: (a) public issuances of unsecured debentures by the Company and PC; (b) lines of credit obtained from banks and financial institutions; (c) proceeds from sales of trading property and real estate assets; and (d) available cash and cash equivalents. Such resources are used for the following activities:

(i)
Equity investments in the Group's shopping and entertainment centers, hotels and residential projects, which are generally constructed by the Group's Project Companies. The Company and/or PC  generally finance approximately 25%-30% of such projects through equity investments in the Project Companies, while the remaining 70%-75% is generally financed through a credit facility secured by a mortgage on the project constructed by the respective Project Company, registered in favor of the financial institution that provides such financing. The equity investments in the Project Companies are typically provided by the Company or PC through shareholders loans that are subordinated to the credit facilities provided to the Project Company;

(ii)
Additional investments in InSightec, to the extent necessary. InSightec’s capital resources are obtained primarily from additional investments in equity or in convertible notes by its shareholders or loans granted by his shareholders and from its revenues from sales of medical systems. Such amounts are used for research and development activities aimed to obtain FDA approvals for further treatments and other general corporate expenses such as cost of revenues, marketing and selling and general and administrative expenses;

(iii)	Additional investments in order to expand Elbit Trade’s operations by opening new GAP stores in Israel as well as to operate its activities in other brands;

(iv)
Elbit Plaza USA, L.P. (“Elbit Plaza USA”), a real estate investment venture jointly formed by the Company and PC, entered into a framework and co-investment agreement with Eastgate Property LLC, an affiliate of an established U.S.-based international real estate fund manager ("Eastgate", and together with Elbit Plaza USA, the "Sponsors".Under the agreement each party committed to invest $100 million (for a combined total of $200 million) in a U.S. investment platform. see note 11 E;

(v)	Interest and principal payments on the Group debentures and loans;

(vi)	Payment of general and administrative expenses; and

(vii)	Additional investment in associates (mainly venture capital investments).

The Company intends to repay its financial liabilities using proceeds from debenture issuance by the Company and PC and refinancing bank loans (see note 31F).

The following tables present the cash flow of financial liabilities and assets (principal and interest) in accordance with the contractual repayment dates:

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30 -	FINANCIAL INSTRUMENTS (CONT.)

C.	Management of financial risks (cont.)

(5)	Liquidity risk (cont.)

As of December 31, 2010:

	1st year (i)	2nd year	3rd year	4th year	5th year	6th year and thereafter	Total
	I n t h o u s a n d N I S

Financial liabilities
Borrowing with fixed interest rate
Loans linked to Euro	18,183	18,981	18,673	165,995	6,135	103,611	331,578
Loans Linked to US Dollar	210,002	229,453	173,220	37,280	438,192	239,986	1,328,133
Convertible Debentures	7,000	7,000	63,003	59,503	-	-	136,506
Debentures linked to the Israeli CPI	661,712	642,270	708,820	657,248	607,297	1,197,340	4,474,687
	896,897	897,704	963,716	920,026	1,051,624	1,540,937	6,270,904
Borrowing with variable interest rate
Loans linked to the Euro	944,818	67,395	39,748	305,935	24,332	344,257	1,726,485
Debenture linked to the Euro (ii)	169,318	162,992	228,399	145,333	139,008	-	845,050
Loans linked to the NIS	53,545	50	-	-	-	-	53,595
Loans linked to the US Dollar	179,473	13,724	275,657	12,238	-	-	481,092
Debentures linked to the US Dollar	11,562	11,243	10,925	5,383	-	-	39,113
	1,358,716	255,404	554,729	468,889	163,340	344,257	3,145,335
Suppliers, payable and other credit balances	288,320	4,012	51,551	3,538	4,320	12,112	363,852
Total financial liabilities	2,543,933	1,157,120	1,569,996	1,392,453	1,219,284	1,897,306	9,780,091

Financial assets
Cash and cash equivalent	1,040,797	-	-	-	-	-	1,040,797
Short term deposits	835,730	-	-	-	-	-	835,730
Trade receivables and other receivables	164,024	-	-	-	-	-	164,024
Long term deposits, loans and investments	-	116,875	127,160	63,463	79,662	258,682	645,842
Total financial assets	2,040,551	116,875	127,160	63,463	79,662	258,682	2,686,393

(i)	Includes loans in the amount of NIS 975 million, for which the Group is not in compliance with their covenants as of December 31, 2010. See also note 23 E and 31 F.

(ii)
In respect of PC's debentures which are linked to the Israeli CPI and for significant portions of which PC has executed swap transactions in order to exchange the debentures linkage currency into Euro, see 9 A (iv).

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30 -	FINANCIAL INSTRUMENTS (CONT.)

C.	Management of financial risks (cont.)

(5)	Liquidity risk (cont.)

As of December 31, 2009:

	1st year	2nd year	3rd year	4th year	5th year	6th year and thereafter	Total
	I n t h o u s a n d N I S
Financial liabilities
Borrowing with fixed interest rate
Loans linked to Euro	16,848	17,819	18,462	18,101	188,769	29,511	289,510
Loans Linked to the GBP (iii)	612,209	-	-	-	-	-	612,209
Convertible Debentures	7,000	7,000	7,000	63,003	59,503	-	143,506
Debentures linked to the Israeli CPI	472,640	485,137	472,818	539,662	448,559	1,170,851	3,589,667
	1,108,697	509,956	498,280	620,766	696,831	1,200,362	4,634,892
Borrowing with variable interest rate
Loans linked to the Euro (i) (iii)	750,660	(i) 578,086	66,371	64,170	222,689	206,462	1,888,438
Debenture linked to the Euro (ii)	38,680	190,835	183,097	175,364	167,626	159,893	915,495
Loans linked to the NIS	41,337	599	-	-	-	-	41,936
Loans linked to the US Dollar	95,613	76,723	958	947	15,824	-	190,065
Debentures linked to the US Dollar	13,320	12,829	12,339	11,849	5,802	-	56,139
	939,610	859,072	262,765	252,330	411,941	366,355	3,092,073
Suppliers, payable and other credit balances	346,615	72,677	10,596	14,700	23,890	34,612	503,090
Total financial liabilities	2,394,922	1,441,705	771,641	887,796	1,132,662	1,601,329	8,230,055

Financial assets
Cash and cash equivalent	1,508,301	-	-	-	-	-	1,508,301
Short term deposits	563,719	-	-	-	-	-	563,719
Trade receivables and other receivables	164,939	-	-	-	-	-	164,939
Long term deposits, loans and investments	-	51,940	60,844	39,625	37,970	435,316	625,695
Total financial assets	2,236,959	51,940	60,844	39,625	37,970	435,316	2,862,654

(i)
Includes loans in the amount of NIS 273 million and NIS 645 million (2009: 310 million and 205 million) with a contractual maturity date on January 1, 2011 and respectively and which, in accordance with the provisions of the agreements, have a mechanism to accelerate the repayment of the loans in certain events as stipulated in the agreements. See also note 23E (1), (2) & (3)(iii).

(ii)	As of December 31, 2009 included loans in the amount of NIS 731 million, in respect of which the Group is not in compliance with certain covenants included in the loan agreements. See also note 23E.

(iii)	An amount of NIS 108 million was settled during March, 2010.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30 -	FINANCIAL INSTRUMENTS (CONT.)

C.	Management of financial risks (cont.)

(6)	Consumer Price Index ("CPI") risk

A significant part of the Group borrowings consist of debentures raised by the Company in the Tel Aviv Stock Exchange (excluding PC's debentures for which PC has executed swap transactions in order to exchange the debentures linkage currency into Euro. (see 9 A.(iv).) and which are linked to the increase in the Israeli CPI above the base index  at the date of the debentures issuance. An increase of 3% in the Israeli CPI will cause an increase in the Group finance expenses for the years ended December 31, 2010, 2009 and 2008 (before tax and capitalization of borrowings costs to qualified assets) in the amount of NIS 79.2 million , NIS 75.8 million and NIS 66.5 million, respectively.

(7)	Collaterals

The following table presents the book value of financial assets which are used as collaterals for the Group's liabilities:

	December 31
	2010	2009
	(in thousand NIS)

Long term borrowings	7,248	10,671
Short term credits	93,659	138,526
Guarantees provided by the Group	22,294	19,622
Interest rate swap transactions	82,136	78,012
Forward transactions	-	34,283
	205,337	281,114

D.	Fair value of financial instruments

The financial instruments of the Group include primarily, cash and cash equivalents, short and long-term deposits, marketable securities, trade receivables, short and long-term other receivables, short-term banks credit, other current liabilities and long- term monetary liabilities.

(1)	Fair value of financial instruments

The fair value of traded financial instruments (such as marketable securities and debentures) is generally  calculated according to quoted closing prices as of the balance sheet date, multiplied by the issued quantity of the traded financial instrument as of that date, except for instances in which the market for these traded financial instruments is considered an inactive market. The fair value of financial instruments that are not traded and financial instruments traded in an inactive market is estimated by means of accepted pricing models, such as present value of future cash flows discounted at a rate that, in the Group’s assessment, reflects the level of risk that is incorporated in the financial instrument. The Group relies, in part, on market interest which is quoted in an active market, as well as on various techniques of approximation. Therefore, for most of the financial instruments, the estimation of fair value presented below is not necessarily an indication of the realization value of the financial instrument as of the balance sheet date. The estimation of fair value is carried out, as mentioned above, according to the discount rates in proximity to the date of the balance sheet date and does not take into account the variability of the interest rates from the date of the computation through the date of issuance of the financial statements.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30 -	FINANCIAL INSTRUMENTS (CONT.)

D.	Fair value of financial instruments (cont.)

(1)	Fair value of financial instruments (cont.)

Under an assumption of other discount rates, different fair value assessments would be received which could be materially different from those estimated by the Group, mainly with respect to financial instruments at fixed interest rate.

Moreover, in determining the assessments of fair value, the commissions that could be payable at the time of repayment of the instrument have not been taken into account and they also do not include any tax effect. The difference between the balances of the financial instruments as of the balance sheet date and their fair value as estimated by the Group may not necessarily be realizable, in particular in respect of a financial instrument which will be held until redemption date.

(2)	The principal methods and assumptions which served to compute the estimated fair value of the financial instruments

a.
Financial instruments included in current assets (cash and cash equivalents, deposits and marketable securities, trade receivables, other current assets and assets related to discontinue operation) - Due to their nature, their fair values approximate to those presented in the balance sheet.

b.
Financial instruments included in non–current assets - the fair value of loans and deposits which bear variable interest rate is an approximate to those presented in the balance sheet. The fair value of long term Financial Notes (see note 9A.(ii) &(iii)), is determined using a price quotations provided to the Group by the issuer of the Notes as of the balance sheet date. Such quotation is generally, based on discounted expected cash flows from the Notes, taking into consideration factors such as the credit rating of the issuer, the prevailing and the expected relevant interest rates and others. The fair value of derivatives (mainly swap transactions) is done by relying on third party professional expert which takes into account the expected future cash flow based on the terms and maturity of each contract using market interest rates for a similar instrument prevailing at the measurement date.

c.
Financial instruments included in current liabilities - (short-term credit, suppliers, other current liabilities and liabilities related to discontinued operation)) - Due to their nature, their fair values approximate to those presented in the balance sheet.

d.
Financial instruments included in long-term liabilities - the fair value of the traded liabilities (debentures) is generally determined according to closing prices as of the balance sheet date quoted on the Tel- Aviv Stock Exchange, multiplied by the quantity of the marketable financial instrument issued as of that date, except for PC's traded debentures for which it was determined that the trade in said debentures as of the end of 2008 is pointing the existence of inefficient and inactive market and accordingly their fair value was determined using a valuation techniques (see note 2 AF.(1)e.). The fair value of non-traded liabilities at fixed interest rate is determined according to the present value of future cash flows, discounted at a rate which reflects, in the estimation of the Group, the level of risk embedded in the financial instrument. The fair value of liabilities which carried variable interest rate is approximate to those presented in the balance sheet.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30 -	FINANCIAL INSTRUMENTS (CONT.)

D.	Fair value of financial instruments (cont.)

(3)	The following table presents the book value and fair value of the Group's financial assets (liabilities), which are presented in the financial statements at other than their fair value:

	December 31
	2010		2009
	Book Value	Fair Value	Book Value	Fair Value
	(In thousands NIS)

Financial Notes held to maturity	180,042	150,707	315,101	244,436
Long- term loans at fixed interest rate	(1,348,861)	(1,350,881)	(779,278)	(816,695)
Debentures	(3,127,712)	(3,057,719)	(2,568,276)	(2,625,528)
	(4,296,531)	(4,257,893)	(3,032,453)	(3,197,787)

(4)	Fair value levels

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1: fair value measurements derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•
Level 2: fair value measurements derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: fair value measurements derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Financial assets at fair value through profit or loss:

	December 31, 2010
	Level 1	Level 2	Level 3	Total
	(In thousands NIS)

Marketable securities	155,764	-	-	155,764
AFS financial assets	141,429	-	-	141,429
Financial note measured at FVTPL (i)	-	-	82,610	82,610
PC's swap transactions	-	249,427	-	249,427
	297,193	249,427	82,610	629,230

(i)
The fair value of structured deposit B is based on broker quote. This quote is tested for reasonableness by discounting estimated future cash flows based on the terms and maturity of the contract and using market interest rates for a similar instrument at the measurement date.  The test is being done by using yield analysis for structured model. The change in the fair value included in the profit and loss for the year ended December 31,2010 is gain of NIS 5.3 million.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30 -	FINANCIAL INSTRUMENTS (CONT.)

D.	Fair value of financial instruments (cont.)

(4)	Fair value levels (cont.)

Financial assets at fair value through profit or loss (cont.):

	December 31, 2009
	Level 1	Level 2	Level 3	Total
	(In thousands NIS)

Marketable securities	202,309	-	-	202,309
AFS financial assets	81,843	-	-	81,843
PC's forward transactions	-	23,938	-	23,938
Financial note measured at FVTPL	-		70,481	70,481
PC's swap transactions	-	109,656	-	109,656
	284,152	133,594	70,481	488,227

Financial liabilities at fair value through profit or loss

	December 31, 2010
	Level 1	Level 2	Level 3 (i)	Total
	(In thousands NIS)

PC's Debentures	1,233,351	-	-	1,233,351
Exit fee to financing bank	-	-	1,599	1,599
Liability to the Office of Chief Scientist	-	-	(ii)23,636	23,636
Option plan to former VC	-	-	5,515	5,515
	1,233,351	-	30,750	1,264,101

(i)	The changes in the fair value of the Group's financial liabilities included in Level 3 were charged mainly to the profit and loss as follows:

Liability to the Office of Chief Scientist NIS 1.3 million.

Option plan to former VC NIS 2.3 million.

(ii)	See note 20 (A) (i).

	December 31, 2009
	Level 1	Level 2	Level 3 (ii)	Total
	(In thousands NIS)

PC's Debentures	1,193,713	-	-	1,193,713
Interest swap transaction designated as hedging instrument	-	39,220	-	39,220
Exit fee to financing bank	-	-	(i)27,969	27,969
Liability to the Office of Chief Scientist	-	-	27,970	27,970
	1,193,713	39,220	55,939	1,288,872

(i)	See C (2) above.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 31 -	SUBSEQUENT EVENTS

A.
In January 2011, following PC's public offering in Israel of unsecured non-convertible Series A and B Notes, pursuant to its prospectus dated February 3, 2008, PC issued an approximate additional amount of NIS 80 million (EUR 17 million) in principal amount of Series A Notes and NIS 179 million (EUR 39 million) in principal amount of Series B Notes to Israeli investors, for an aggregate consideration of approximately NIS 90 million (EUR 20 million) and NIS 201 million ( EUR 44 million) respectively. The terms of these notes are identical to the terms of the Series B Notes issued to the public under PC's prospectus dated February 3, 2008.

B.
In February 2011, the Company filed a shelf registration statement on Form F-3 with the SEC, which became effective in March 14 2011, pursuant to which it may offer and sell from time to time, a combination of ordinary shares, senior and subordinated debt securities, warrants and units in one or more offerings up to a total dollar amount of $300,000.000

C.	Off-market takeover bid for EDT

In March 2011, EPN made an off-market takeover bid to acquire all of the outstanding units of EDT.

EPN's unconditional offer is to buy for cash all outstanding units of EDT that EPN's affiliate does not already own (approximately 52%), for AUD 0.078 per EDT unit. The total consideration, which will be paid by EPN, assuming the bid is fully tendered, is approximately $190 million (NIS 674million).

EPN is required to send its offers to EDT unit holders within two months after the date of the announcement.

D.
In March 2011, the Company issued an additional unsecured non-convertible Series D Notes to investors in Israel, by expanding the existing series, in an aggregate principal amount of approximately NIS 96 million for gross proceeds of approximately NIS 108 million.

E.	In March, 2011, the Company announced that it intends to offer shares and options of Elbit Medical, in a public offering on the Tel Aviv Stock Exchange.

F.
In March 2011, the Company entered into a new financing agreement with an Israeli bank in the amount of $70 million (approximately NIS 252 million), replacing the previous agreement described in note 23D 1 (a) and 23 E. The new agreement is for a 6-year term and  bears interest at a rate of LIBOR + 3.8% per annum, as security for this facility, the Company has pledged to the Israeli bank: (i) an amount of 86 million shares of PC shares, representing approximately 29% of PC's outstanding shares, which will be subject to a 70% loan to value mechanism on PC's shares; and (ii) all of its holdings in Elbit Trade.

ELBIT IMAGING LTD.
APPENDIX

NAME OF COMPANY	ABBREVIATED NAME	COUNTRY OF ORGANIZATION	DIRECT/INDIRECT OWNERSHIP PERCENTAGE
BEA Hotels NV	BEA	The Netherlands	100%
Elbit Medical Technologies Ltd.	Elbit Medical	Israel	93%
InSightec Ltd.	InSightec	Israel	69.3	% (1)
Gamida Cell Ltd.	Gamida	Israel	31.6	% (2)
Elbit Plaza India Real Estate Holdings Limited	EPI	Cyprus	50	% (3)(4)
Elbit Plaza USA, L.P.	Elbit Plaza USA	USA	100	% (5)
EPN GP, LLC	EPN	USA	43.3	% (6)
EDT Retail Trust	EDT	Australia	48	% (7)
Elbit Trade & Retail Ltd.	Elbit Trade	Israel	100%
Elbit Ultrasound (Netherlands) BV	EUBV	The Netherlands	100%
Plaza Centers N.V.	PC	The Netherlands	62.4	% (8)

_____________

(1)
On a fully diluted basis, including warrants granted by InSightec contingent upon certain rates of return as well as 2,000,000 options exercisable into InSightec's ordinary shares which vest upon the initial public offering of InSightec. Held through Elbit Medical.

(2)	Held through Elbit Medical.

(3)	The Company holds 47.5% of the shares in EPI directly, and an additional 47.5% through PC.

(4)	For details as to the grant of 5% of EPI’s equity to the Company's former Executive Vice Chairman of the board of directors. See note 27B.(5)& (6).

(5)	The Company holds 50% in Elbit Plaza USA directly, and an additional 50% through PC.

(6)	Indirectly held through Elbit Plaza USA.

(7)	Indirectly held through EPN, in which the Company indirectly holds 43.3%.

(8)	Approximately [58]% on a fully diluted basis.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Plaza Centers N.V (formerly: Plaza Centers (Europe) B.V)

We have audited the accompanying consolidated statements of income, changes in shareholders’ equity, and cash flows of Plaza Centers N.V and its subsidiaries for the year ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Plaza Centers N.V and its subsidiaries for the year ended December 31, 2008, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ KPMG Hungária Kft.

Budapest, Hungary
June 25, 2009